

BY COURIER

15th July 2003


03024635

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following :

1. Fieldcontrol Limited (Reg. No: 944187)– Amended Version of Form 363s Annual Return.

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

dlw 7/18



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

27 June 2003

Dear Sir/Madam

Fieldcontrol Limited – AMENDED VERSION
Registered No. 944187

Please find enclosed an **amended version** of Form 363s annual return for the above-named company. Please accept my apologies for any inconvenience that this may cause.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 030201\companies house\030627_let2.doc

AMENDED VERSION

file no: 82-4668v



Companies House
— for the record —

Company Name
FIELDCONTROL LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
944187

Information extracted from Companies House records on
16th January 2003

Ref: 944187/03/10

Section 1: Company details

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Westgate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column*

Section 2: Details of Officers of the Company

	Current details	Amended details
Secretary *of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Pai…ars of a new Director must be notified on form 288.*	**Name** Raj AFGHAN **Address** Flat 16 Pimento Court Olive Road South Ealing W5 4JQ **Date of birth** 18/05/1969 **Nationality** British **Occupation** Lawyer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Raj AFGHAN ceased to be director (if applicable) / /

Section 2: Detaııs of Officers of the Company (continued)

	Current details	Amended details
ɹr *of the details for this ɹon are wrong, strike ɹem through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** **02/01/1936** **Nationality** **British** **Occupation** **Executive Chairman**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Antony Brian COWLING ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Stephen Paul DUCAT** **Address** **30 Victoria Mews** **Earlsfield** **London** **SW18 3PY** **Date of birth** **09/03/1964** **Nationality** **British** **Occupation** **Financial Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Stephen Paul DUCAT ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Section 2: Details of Officers of the Company (continued)

...ne details for this ... are wrong, strike ...through and fill in the ...ect details in the ...mended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name Michael Harry Colpoys HOPKINS	Name ______
Address 19 Lattimer Place, Corney Reach, London, W4 2UD	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
Date of birth 30/01/1934	UK Postcode ____ ___
Nationality British	Date of birth __ / __ / ____
Occupation Communications Consultant	Nationality ______ Occupation ______ Date of change __ / __ / ____
	Date Michael Harry Colpoys HOPKINS ceased to be director (if applicable) __ / __ / ____

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name Francesca Caroline SIVERS	Name ______
Address 19 Latimer Place, Corney Reach, London, W4 2UD	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
Date of birth 21/10/1953	UK Postcode ____ ___
Nationality British	Date of birth __ / __ / ____
Occupation Health Care Consultant	Nationality ______ Occupation ______ Date of change __ / __ / ____
	Date Francesca Caroline SIVERS ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

...or

...y of the details for this ...erson are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name Jennifer STONE	Name ______
	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985.
Address 19 Wimborne Gardens, Ealing, London, W13 8BY	Address ______
Date of birth 12/04/1942	UK Postcode ____ ___
Nationality British	Date of birth __/__/____
Occupation Market Research	Nationality ______
	Occupation ______
	Date of change __/__/____
	Date Jennifer STONE ceased to be director (if applicable) __/__/____

Section 3: Share Capital

	Current details	Amended details
Share Capital *able shows the total .ber of shares that have .en issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ____________
	Nominal value of each share £1.00	Nominal value of each share ____________
	Number of shares issued 100,000	Number of shares issued ____________
	Aggregate Nominal Value of issued shares £100,000.00	Aggregate Nominal Value of issued shares ____________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100,000	Total number of shares issued ____________
	Total Nominal value of shares issued £100,000.00	Total Nominal value of shares issued ____________

> **A[illegible]e date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

a

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** Michael HOPKINS	Name ______	
Address 19 Latimer Place Corney Reach London W4 2UD	Address ______ UK Postcode ______	**Shares transferred by** Michael HOPKINS
Shares held *Class* Ordinary *Number* 30000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** OPINION RESEARCH LTD	Name TNS UK Limited	
Address Holbrooke House 34-38 Hill Rise Richmond Surrey TW10 6UA	Address Westgate London UK Postcode W5 1UA	**Shares transferred by** OPINION RESEARCH LTD
Shares held *Class* Ordinary *Number* 70000	**Shares held** *Class* ______ *Number* ______	*Class* Ordin *Number* 70000 *Date of transfer* 31/12/2002

- 944187

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter *all* the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

.oer - 944187



ompanies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 22/01/2003

This date must not be earlier than the return date at 2 below

27/6/03

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4655

Address: C/O TNS PLC, WESTGATE LONDON

DX number *if applicable*

DX exchange



03 JUL 14 AM 7:21

BY COURIER

14th July 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following :

1. Taylor Nelson Sofres plc – Schedule 10 – AVS No:937446
2. Taylor Nelson Sofres plc – Schedule 10 – AVS No: 675982
3. Taylor Nelson Sofres plc – Form 88(2) Return of Allotment of Shares for June 2003
4. Taylor Nelson Sofres plc – Resolution passed at EGM on 4.7.2003
5. Taylor Nelson Sofres plc – Application for Admission of Securities – AVS NO: 096313
6. Annual return for period ended 28 June 03 – TNS UK Ltd.
7. Annual return for period ended 7 June 03– TNS Sport Ltd.
8. Annual return for period ended 10 July 03 – Parker Bishop Ltd.

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

file no. 82-466

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 937446

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	Name of shareholder having a major interest LEGAL & GENERAL INVESTMENT MANAGEMENT
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945 159,120 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245 1,926,478 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206 9,705,712 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866203 536,300 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 916681 20,300 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509 466,260

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class
N/A	N/A	130,746	0.030%

9. Class of security	**10.** Date of transaction	**11.** Date company informed
ORDINARY SHARES, 5 PENCE EACH	02/07/03	02/07/03

12. Total holding following this notification	**13.** Total percentage holding of issued class following this notification
12,814,170	2.975%

14. Any additional information	**15.** Name of contact and telephone number for queries
N/A	JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320 SOFIA BERNSAND, COMPANY SECRETARIAL ASSISTANT 0208 967 2230

16. Name and signature of authorised company official Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY



Date of notification 2 JULY 2003

Your Fax: 020 8967 4060

1 July, 2003


Legal &
General

Taylor Nelson Sofres Plc
Westgate
LONDON
W5 1UA
Attn: Judith George

RECEIVED
02 [illegible] 2003

Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888

Disclosure of Interest in shares

Consequent upon a sale in the market of 130,746 shares on the 30 June 2003, Legal & General Group Plc are now the beneficial owners of the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	159,120	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,926,478	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,705,712	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	536,300	
HSBC Global Custody Nominees (UK) Ltd A/c 916681	20,300	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	466,260	
	12,814,170	2.97%

Please note that this percentage is based on our understanding that your issued share capital is 430,271,373, which is the figure quoted by Exshare.

Please address any queries you may have to Jamie Proctor on 020 7528 6528.

Yours faithfully,

Julia Stone
Group A Signatory

Lee Toms
Group B Signatory

file no. 82-4668

2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO: 675982

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest STANDARD LIFE INVESTMENTS LIMITED	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE		**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them N/A	
5. Number of shares/amount of stock acquired 242,050	**6.** Percentage of issued class 0.056%	**7.** Number of shares/amount of stock disposed N/A	**8.** Percentage of issued class N/A

9. Class of security ORDINARY SHARES, 5 PENCE EACH	**10.** Date of transaction 02/07/03	**11.** Date company informed 02/07/03
12. Total holding following this notification **13,021,291**	**13.** Total percentage holding of issued class following this notification 3.023%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320 SOFIA BERNSAND, COMPANY SECRETARIAL ASSISTANT 0208 967 2230

16. Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY



Date of notification 2 JULY 2003


STANDARD LIFE INVESTMENTS

Standard Life Investments
1 George Street
Edinburgh
EH2 2LL
United Kingdom
Fax: 0131 245 7106
Direct Dial Tel.: 0131 245 0227
2 July, 2003

2

Company Secretary
Taylor Nelson Sofres plc
Fax: 020 8967 4060

Dear Sir / Madam

Taylor Nelson Sofres plc O d GBP0.05 shares

In terms of Part VI of the C mpanies Act 1985 (as amended), I have to inform you that on 01/07/03, Standard I fe Investments purchased 242,050 shares on behalf of Standard Life Group, this i creased the total held as a **material** interest to 13,021,291 shares being 3.026% of th issued stock of that class.

No. of shares held	Registered Name
13,021,291	Stanlife Nominees Limited

Please acknowledge safe r ceipt of this notice by endorsing a copy of this letter with the date of receipt and ret irn the copy to us at the above address or by fax to 0131 245 7106.

Yours faithfully

pp Lynne McWilliams
Data Control



London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Judith.george@tns-global.com

Judith George
Assistant Company Secretary

Fax

To: London Stock Exchange	**From:** Judith George
Company:	**CC:**
Fax number: 0207-588-6057	**Date:** 2 July 2003
Total pages: 2	

Taylor Nelson Sofres plc – announcement to London Stock Exchange

Dear Sirs

Dealing by shareholder
AVS No: 675982

I attach announcement of dealing by substantial shareholder.

Yours faithfully

Judith George
Assistant Company Secretary



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

file no. 82-4660

3

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

3 July 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed forms of allotment in relation to the month of June 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

F:\Users\CompanySecretarial 030201\Companies House\030703_let.doc



Companies House

for the record

(3)

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	06	2003	30	06	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	49512	21000	53201
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	22.95 p	86.25 p	31.808 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Address: c/o Tokenshouse Yard, London Designated ESOS member A/C 505 UK Postcode: E C 2 R 7 A N	Class of shares allotted: Ordinary	Number allotted: 26,512
Name: Mr Paul Murphy Address: 2 Hillside Road, Radlet, Hertfordshire UK Postcode: W D 7 7 B 4	Class of shares allotted: Ordinary	Number allotted: 10,000
Name: Annette Murphy Address: 2 Hillside Road, Radlet, Hertfordshire UK Postcode: W D 7 7 B 4	Class of shares allotted: Ordinary	Number allotted: 34,000
Name: Please see attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 53,201
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/7/03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

EmpSurname	EmpForename	AccountNo	EmpNino	EmpPayRef	MatSharesPur	MatShareCost	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
EMMETT	JANET PATRICIA	686511790	YP263165A	29947	7355	2339.48	38 RIVERVIEW RD	EWELL	SURREY		KT19 0LB
FENN	GLYNIS ANNE	686511804	YT172719B	53341	2451	779.62	13 HOMEFIELD	POTTEN END	BERKHAMSTED	HERTS	HP4 2QX
GRANT	SUZANNE	686511820	YM870482B	892	2942	935.8	10 HARBOROUGH ROAD	EAST FARNDON	MARKET HARBOROUGH		LE16 9SF
LANGDON	HELEN MIRANDA	686512002	111189179	28290	2451	779.62	THE GRANARY	STYLEHURST FARM	VANN LAKE ROAD	OCKLEY	RH5 5JB
MCLEAN	SALLY EILEEN ANNE	686511855	NW134208A	52019	2942	935.8	LONGLANDS	RUSHMERE LANE	ORCHARD LEIGH	CHESHAM	HP5 3QY
PERATOPOULLOS	EFTYCHIOS PHEOBUS	686511936	WL536613B	86371	14957	4757.53	79 RIVERVIEW ROAD	EPSOM			KT19 0JY
SPARKS	DAVID	686511944	YA683082D	52043	9071	2885.3	BRANDARIS	CRYERS HILL RD	CRYERS HILL	HIGH WYCOMBE	HP15 6JS
WHEATLEY	MARK ADRIAN	686511952	WL183496B	51845	3677	1169.59	11 GRASSY LANE	MAIDENHEAD	BERKS		SL6 6AU
PATEL	GEETA	686511987	NA457123B	52876	7355	2339.48	18 GLENWOOD CLOSE	HARROW	MIDDX		HA1 2QL
					53201	**14582.74**					


Companies House
for the record

(3)

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day Month Year	01 06 2003	30 06 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16504	65000	7000
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	47.48 p	86.25 p	12.125 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Address: c/o Tokenshouse Yard, London Designated ESOS member A/C 505 UK Postcode: EC2R 7AN	Ordinary	94,504
Name: Mr Alaric Evans Address: 22 Ranleagh Avenue, London UK Postcode: SW13 0BL	Ordinary	4,727
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐



Signed ______________________ Date 3/7/03

~~A director~~ / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange



(4)

Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Judith.george@tns-global.com

Judith George
Assistant Company Secretary

SWIFLY
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

By fax & post: 0207-588-6057

4 July 2003

Dear Sir/Madam

Resolution of Taylor Nelson Sofes plc registered number 912624
Passed on 4 July 2003

In accordance with the Listing Rules, s 9.31, please find enclosed two printed and signed photocopies of resolution passed at the Extraordinary General Meeting on 4 July 2003.

Yours faithfully

Judith George

Encls.

f:\users\companysecretarial 030201\plc\londonstockexchange\030704_let.doc

file no. 82-4668

(4)

COMPANIES ACT 1985 TO 1989

COMPANY LIMITED BY SHARES

RESOLUTION of TAYLOR NELSON SOFRES plc

(the Company)

REGISTERED NO. 912624 PASSED ON 4 JULY 2003

At the Extraordinary General Meeting of the Company duly convened and held on 4 July 2003 the following resolution was duly passed at the meeting.

Ordinary Resolution

THAT:

a) the proposed acquisition (**the Acquisition**) by the Company and/or any of its subsidiary undertakings of, amongst other things, the whole or any part of the share capital of NFO WorldGroup, Inc set out in the circular of shareholders (incorporating listing particulars) of the Company dated 17 June 2003 (the **Circular**) on the terms and conditions in the agreement dated 14 May 2003 between (1) the Company and (2) The Interpublic Group of Companies, Inc. (the **Acquisition Agreement**) and related agreements, a summary of which is contained in Part 5 of the Circular, and on such other non-material terms and conditions (including any amendments, revisions, variations or waivers) as the directors of the Company (or any duly constituted committee thereof) may consider appropriate, be and hereby is approved and the Directors be and they are hereby authorised to a take all steps necessary or, in the opinion of the Directors, desirable to implement and give effect to the Acquisition Agreement and to complete the Acquisition; and

b) the limit on the borrowings of the Company and its subsidiaries contained in article 95B of the Articles of Association of the Company, be increased from twice the Adjusted Total of Capital and Reserves (as defined in the Articles of Association) to 2.25 times the Adjusted Total of Capital and Reserves.



Signed ....

Ian Portal, Group Company Secretary
Taylor Nelson Sofres plc



File no. 82-4668

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant



Fax

To: London Stock Exchange	**From:** Sofia Bernsand
Company: Company Announcement Office	**CC:**
Tel number:	**Date:** 4 July 2003
Fax number: 0207-588-6057	**Total pages:** 1

Dear Sirs

Taylor Nelson Sofres plc
Application for Admission of Securities to the Official List
1,000,000 ordinary shares at 5 pence each
AVS number 096313

In accordance with the requirement of rule 7.1 of the Listing Rules notice is hereby given of the decision to admit a further 1,000,000 ordinary shares of 5 pence each in the capital of Taylor Nelson Sofres plc in relation to the maturity of share options granted under the Savings Related Share Option Plan in 1996 and 1998.

The shares are to be admitted with immediate effect subject to the issue of this notice and approval by the UK Listing Authority.

Yours faithfully



Sofia Bernsand



Companies House

— for the record —

Company Name

TNS SPORT LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2824645
Information extracted from Companies House records on
18th May 2003

Section 1: Company details

Ref: 2824645/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**A G B House** **Westgate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Mark Stephen CORNISH **Address** Redcote House Sheath Lane Oxshott Surrey KT22 0RA **Date of birth** 08/07/1963 **Nationality** British **Occupation** Sports Marketing	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Mark Stephen CORNISH ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** **02/01/1936** **Nationality** **British** **Occupation** **Director**	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________________ Occupation ____________________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Jean Michel PORTAIL** **Address** **4 Rue Francois Couferir** **Noisy Le Roi** **78590** **France** **Date of birth** **25/02/1947** **Nationality** **French** **Occupation** **Directeur General**	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________________ Occupation ____________________ Date of change _ _ / _ _ / _ _ _ _ Date Jean Michel PORTAIL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2824645

Section 3: Share Capital

> **Issued Share Capital**
> *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*

Current details	Amended details
Class of share Ordinary	Class of share ____
Nominal value of each share £1.00	Nominal value of each share ____
Number of shares issued 3,000	Number of shares issued ____
Aggregate Nominal Value of issued shares £3,000.00	Aggregate Nominal Value of issued shares ____
Class of share C Dividend	Class of share ____
Nominal value of each share £1.00	Nominal value of each share ____
Number of shares issued 200	Number of shares issued ____
Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares ____
Class of share D Dividend	Class of share ____
Nominal value of each share £1.00	Nominal value of each share ____
Number of shares issued 200	Number of shares issued ____
Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares ____
Class of share A Dividend	Class of share ____
Nominal value of each share £1.00	Nominal value of each share ____
Number of shares issued 200	Number of shares issued ____
Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares ____

Current details	Amended details
Class of share **B Dividend**	Class of share
Nominal value of each share **£1.00**	Nominal value of each share
Number of shares issued **200**	Number of shares issued
Aggregate Nominal Value of issued shares **£200.00**	Aggregate Nominal Value of issued shares

> **Total shares issued and value**
> *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*

Current details	Amended details
Total number of shares issued 3,800	Total number of shares issued
Total Nominal value of shares issued **£3,800.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
> **Shareholder Name** **TAYLOR NELSON SOFRES GROUP LIMITED**		Name				
Address **Westgate** **London** **W5 1UA**		Address UK Postcode		**Shares transferred by** **TAYLOR NELSON SOFRES GROUP LIMITED**		
Shares held		**Shares held**				
Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
D Dividend	**200**					__/__/____
C Dividend	**200**					__/__/____
B Dividend	**200**					
A Dividend	**200**					
Ordinary	**3000**					

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			

Company Number - 2824645



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 23/05/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *7/6/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **7th June 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name

Telephone number *inc code*

Address

DX number *if applicable*

DX exchange

Postcode



Companies House

— for the record —

file no. 82-4668

Company Name

TNS UK LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3073845

Information extracted from Companies House records on

8th June 2003

Section 1: Company details

Ref: 3073845/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **Westgate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*

Company Number - 3073845

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary, (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Paul DUCAT **Address** 30 Victoria Mews Earlsfield London SW18 3PY **Date of birth** 09/03/1964 **Nationality** British **Occupation** Fin Accountant	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Stephen Paul DUCAT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Michael William PENFORD**	Name ______
	Address **Hill House** **Lower End** **Long Credon** **Buckinghamshire** **HP18 9EF**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth **04/04/1953**	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288.	**Nationality** **British**	Date of birth __ / __ / ____ Nationality ______
	Occupation **Managing Director**	Occupation ______ Date of change __ / __ / ____ Date Michael William PENFORD ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1	Number of shares issued
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address West Gate London W5 1UA	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* *Number*	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer*
Ordinary 1	______ ______	______ ______ _ _/_ _/_ _ _ _
	______ ______	______ ______ _ _/_ _/_ _ _ _

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3073845



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ______________ (~~Director~~ / Secretary)

Date __ __ / __ __ / __ __ __ __

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***28/6/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **28th June 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __

Address ______________

DX number *if applicable* __ __ __ __ __ __

DX exchange ______________

Postcode __ __ __ __ __ __ __



Companies House

— for the record —

file no. [illegible]

(8)

Company Name
PARKER BISHOP LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
662917

Information extracted from Companies House records on
16th June 2003

Section 1: Company details

Ref: 662917/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Pa Newscentre 292 Vauxhall Bridge Road London SW1V 1AE**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Pa Newscentre 292 Vauxhall Bridge Road London SW1V 1AE**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code / Description** **9305 Other service activities n.e.c.**	**SIC CODE / Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ __ / __ __ / __ __ __ __ Date Ian John PORTAL ceased to be secretary (if applicable) __ __ / __ __ / __ __ __ __
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** **02/01/1936** **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ __ / __ __ / __ __ __ __ Nationality Occupation Date of change __ __ / __ __ / __ __ __ __ Date Antony Brian COWLING ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **3,400**	Number of shares issued
	Aggregate Nominal Value of issued shares **£3,400.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **3,400**	Total number of shares issued
	Total Nominal value of shares issued **£3,400.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** **Robert Brian SIMPSON**	Name ____________	
Address **1 Combe Royal Crescent** **Bath Wick Hill** **Bath** **BA2 6EZ**	Address ____________ ____________ ____________ UK Postcode	**Shares transferred by** **Robert Brian SIMPSON**
Shares held *Class* *Number* **Ordinary 1**	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____
> **Shareholder Name** **TELLEX MONITORS LTD**	Name ____________	
Address **210 Old Street** **London** **EC1U 9UN**	Address ____________ ____________ ____________ UK Postcode	**Shares transferred by** **TELLEX MONITORS LTD**
Shares held *Class* *Number* **Ordinary 3399**	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on th form. If a joint shareholder also holds shares in their own right, list that holdin separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

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1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ____________ (~~Director~~ / Secretary)

Date __ __ / __ __ / __ __ __ __

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***10/7/2003***

If you are making this return up to an earlier date, please give the date here

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Note: The form must be delivered to CH within 28 days of this date

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4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

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For members of the Hays Document Exchange service
DX 33050 Cardiff

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Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

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BY COURIER

14th July 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Proposed acquisition of NFO WorldGroup Inc (Listing Particulars in respect of the Relevant Shares and Notice of EGM)
2. Taylor Nelson Sofres plc – Press release re Issuance of Shares
3. Taylor Nelson Sofres plc – Press release re TNS completes acquisition of NFO

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

F:\Users\CompanySecretarial 030201\ADR's\ltr 030711.doc


tns

For release at 07.00 **10 July 2003**

Taylor Nelson Sofres plc
Issuance of shares

Taylor Nelson Sofres plc (TNS) announces that, further to the proposed acquisition of NFO WorldGroup, Inc. (NFO) from The Interpublic Group of Companies, Inc. (Interpublic), it has today issued 11,688,218 ordinary shares to Interpublic, pursuant to the Acquisition Agreement as set out in the circular to shareholders dated 17 June 2003.

Application has been made to the UKLA for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. Dealings in the new shares are expected to commence today, 10 July 2003 at 8am.

The acquisition of NFO by TNS is expected to complete before close of business in New York today.

For further information, please contact:

Janis Parks, Head of Investor Relations +44 (0)20 8967 1584

Margaret George, Citigate Dewe Rogerson +44 (0)20 7638 9571

Email to: janis.parks@tns-global.com

Note to editors

About TNS

TNS is one of the world's leading market information groups, providing market measurement, analysis and insight in more than 110 countries. Working with national and multi-national organisations, the group helps its clients to develop effective business strategies and enhance relationships with their customers. On 14 May 2003, it announced the proposed acquisition of NFO WorldGroup, Inc. Further information on TNS and the proposed acquisition can be found on www.tns-global.com.



For release at 07.00 **11 July 2003**

TNS completes acquisition of NFO

Taylor Nelson Sofres plc (TNS), a world leader in market information, announces that it has completed the acquisition of NFO WorldGroup, Inc. (NFO), from The Interpublic Group of Companies, Inc. (Interpublic).

The acquisition, which was announced on 14 May 2003, consolidates TNS' position as one of the top three global companies in its industry.

Of the $425m consideration, approximately $400m was paid in cash on completion and $25m was satisfied by the issue of 11,688,218 new TNS shares to Interpublic (at the closing price for TNS shares on 13 May 2003 of 133p per share and the exchange rate on that date of £1:$1.6085). These shares are subject to a lock-up arrangement, from which 50 per cent will be released on 1 December 2003 and the remainder will be released following the announcement of TNS' 2003 full year results, expected to be in March 2004. A further $10m may be payable in cash after July 2004, contingent upon the TNS share price at that time.

Mike Kirkham, Chief Executive of TNS, commented, "We are delighted to have completed the acquisition of NFO, a high quality company with a strong management team. This is an important strategic step for TNS. The acquisition brings to the group for the first time one of the leading US access panels and reinforces our existing network in North America, Europe and Asia Pacific. It also increases our competitive advantage by adding depth to sector expertise and expanding our global key account activities.

"Our integration planning is well advanced and we can now begin to realise the benefits of the merger, in order to deliver an improved offering to our clients and to achieve the anticipated cost and revenue synergies."

For further information, please contact:

David Lowden, Finance Director	+44 (0)20 8967 4009
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: janis.parks@tns-global.com

Note to editors

About TNS

TNS is one of the world's leading market information groups, providing market measurement, analysis and insight in more than 110 countries. Working with national and multi-national organisations, the group helps its clients to develop effective business strategies and enhance relationships with their customers. On 14 May 2003, it announced the proposed acquisition of NFO WorldGroup, Inc. Further information on TNS and the acquisition can be found on www.tns-global.com.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Ordinary Shares and/or ADRs, please forward this document, together with the accompanying documents immediately to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares and/or ADRs, you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

A copy of this document, which comprises a circular to Shareholders incorporating listing particulars relating to the Relevant Shares prepared in accordance with the Listing Rules, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000.

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List, and to the London Stock Exchange for the Consideration Shares to be admitted to trading on its market for listed securities. It is expected that Admission of the Consideration Shares will become effective, and that trading on the London Stock Exchange's market for listed securities in such shares will commence at Completion. The Placing Shares were admitted to the Official List, and to trading on the London Stock Exchange's market for listed securities, on 19 May 2003.

Notice of an Extraordinary General Meeting of TNS to be held at Westgate, London W5 1UA at 10 a.m. on 4 July 2003 is set out at the end of this document. Shareholders will find enclosed a Proxy Form for use at the Extraordinary General Meeting. The Proxy Form should be returned to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FB as soon as possible but, in any event, in order to be valid so as to arrive no later than 10 a.m. on 2 July 2003.

TAYLOR NELSON SOFRES plc

(incorporated in England and Wales under the Companies Act 1985 with registered no. 912624)

Proposed acquisition of NFO WorldGroup, Inc.,
Circular to Shareholders,
Listing Particulars in
respect of the Relevant Shares
and
Notice of Extraordinary General Meeting

The Consideration Shares have not been, and will not be, offered or marketed in whole or in part to the public and are only being allotted to Interpublic, as the vendor of the NFO Group. The Consideration Shares have not been and will not be registered under the applicable securities laws of the United States, Canada, Australia and Japan and, subject to certain exceptions, may not be offered or sold within the United States, Canada, Australia or Japan or to any national, resident or citizen of the United States, Canada, Australia or Japan. The distribution of this document in other jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

Deutsche Bank is acting exclusively for TNS and no one else in connection with the Acquisition and the applications for the Consideration Shares to be admitted to the Official List and to trading on the London Stock Exchange. Deutsche Bank will not be responsible to anyone other than TNS for providing the protections afforded to customers of Deutsche Bank or for providing advice in relation to the Acquisition or the applications for the Consideration Shares to be admitted to the Official List and to trading on the London Stock Exchange.

No person has been authorised to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been so authorised. Neither the delivery of this document nor the issue and allotment contemplated herein shall, under any circumstances, create any implication that there has been no change in the affairs of TNS since the date thereof or that the information in this document is correct as of at any time subsequent to the date of this document.

This document contains certain statements that are or may be forward-looking. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to the following possibilities: future revenues are lower than expected; costs or difficulties relating to the integration of the businesses of TNS and NFO are greater than expected; expected cost savings from the transaction or from other future acquisitions are not fully realised or not realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places TNS and NFO do business, are less favourable than expected; and/or conditions in the securities market are less favourable than expected.

Any statement to the effect that the Acquisition is expected to be earnings enhancing for TNS should not be construed as a profit forecast, or interpreted to mean that the future earnings per share of TNS will necessarily be the same as, or greater than, the historic public earnings per share of TNS in any completed relevant preceding financial period.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Proxy Forms	10 a.m. on Wednesday 2 July 2003
Extraordinary General Meeting of TNS	10 a.m. on Friday 4 July 2003
Completion of the Acquisition, admission of the Consideration Shares to the Official List and commencement of dealings in the Consideration Shares on the London Stock Exchange expected	on or around 31 July 2003

Note: Each of the times and dates in this timetable is subject to change. References to times are to London time.

TNS DIRECTORS, SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors

Name	*Position*
Antony Brian Cowling	Chairman
Michael Anthony Kirkham	Chief Executive
David Soutar Lowden	Finance Director
Dr Stephan Frank Buck	Non-executive Director
Dr Neil Earl Cross	Non-executive Director
Robert Oscar Rowley	Non-executive Director and Senior Independent Director
Rémy Richard Sautter	Non-executive Director

Secretary

Ian Portal

(All of the above of Westgate, London, W5 1UA)

Registered Office and Head Office

Westgate, London, W5 1UA

Sponsor, Financial Adviser and Joint Broker

Deutsche Bank AG London
1 Great Winchester Street
London EC2N 2DB

Joint Broker

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

International Legal Adviser

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

US Legal Adviser

Cozen O'Connor
1900 Market Street
Philadelphia PA 19103

Principal Banker

The Royal Bank of Scotland plc
Waterhouse Square
138-142 Holborn
London EC1N 2TH

Registrar

Computershare Investor Services PLC
The Pavilions
PO Box 82
Bridgwater Road
Bristol BS99 7NH

Auditors and Reporting Accountants

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

PART 1

LETTER FROM THE CHAIRMAN OF TNS


tns

Tony Cowling — Chairman
Mike Kirkham — Chief Executive
David Lowden — Finance Director
Dr Stephan Buck
Dr Neil Cross
Rob Rowley
R my Sautter

Registered office:
Westgate
London
W5 1UA

Registered no. 912624

17 June 2003

To the holders of Ordinary Shares and, for information only, to the holders of options under the Share Option Schemes:

Dear Shareholder

PROPOSED ACQUISITION OF NFO FOR $425m, ISSUE OF 11,688,218 CONSIDERATION SHARES AND EXTRAORDINARY GENERAL MEETING

On 14 May 2003 your Board announced the proposed acquisition of NFO for $425m from Interpublic. Of the $425m consideration, $400m will be paid in cash on Completion, and $25m will be satisfied by the issue of the Consideration Shares to Interpublic. A further $10m consideration will be payable in cash after the first anniversary of Completion, contingent upon TNS average share price exceeding 146 pence during 20 consecutive trading days within a specific period around that first anniversary. Your Board also announced, on 14 May 2003, a fully underwritten cash placing of 39,100,000 Ordinary Shares that has raised proceeds of approximately £51m.

NFO has a significant presence in North America, Europe, Asia Pacific and the Middle East. The Acquisition is a further step in the strategic development of TNS and, on the basis of 2002 revenues of TNS and NFO, will consolidate the Group s position as one of the top three providers of market information worldwide. The Acquisition brings to the Group one of the leading US access panels, and NFO s more extensive capabilities in online data collection. It considerably strengthens the Group s global presence, particularly in the North American market, which is the world s largest market for market information. It also brings new NFO key accounts and adds depth to existing sector expertise and management.

The Acquisition is conditional, amongst other things, upon TNS shareholder approval. The purpose of this document is to provide shareholders with further information in relation to the Acquisition and to explain why the Board considers it to be in the best interests of TNS and its shareholders. It also contains the Board s recommendation that you vote in favour of the resolution to be proposed at the EGM to be held at 10 a.m. on 4 July 2003, which approves the Acquisition and authorises an increase in the borrowing powers of the Group. The Acquisition is also conditional on certain other conditions described in Part 5 of this document. Subject to these conditions, the Acquisition is expected to be completed by the end of July 2003.

Background to the Acquisition

Recent developments in the market

The market information industry globally saw average annual revenue growth of between eight and nine per cent. between 1990 and 2000.[1] This growth was driven by a number of factors, including:

[1] In US dollar terms

globalisation of client activities and the resultant demand for consistent international data; development of new sectors (such as telecoms) with needs for market information; outsourcing of market information requirements; new technology providing added-value analytical services and more immediate availability of information; and the demand for continuous tracking of rapidly changing markets. While the rate of market growth has slowed since 2000, during a period of economic downturn, the Directors believe that the industry as a whole has maintained low single digit growth over the past two years.

The industry has been through a period of consolidation over the past decade and the Directors believe the top 10 companies represented over 50 per cent. of world market revenues in 2002. This consolidation has been driven by client demand for consistent international information, together with the requirement to invest in technology to meet clients' needs for sophisticated data analysis. At the same time, the internet has become an increasingly important tool within the industry for data collection and delivery. Development in this area has been led by the US, where it has caused a move away from other forms of data collection, such as telephone interviewing. The Directors expect this trend will extend further into Europe over the next few years.

TNS' strategic development

TNS' growth over recent years has been based on the following strategy:

- Build and exploit its global network
- Concentrate on chosen industry sectors, with emphasis on key account management
- Extend existing and launch new syndicated/continuous services
- Promote branded solutions in customised research
- Invest in high-tech solutions.

In line with this strategy, the Group has extended its network to more than 50 countries, from which it conducts research in over 110 countries. In this way, it has positioned itself to meet increasing demand from multi-national clients for consistent international data, analysis and market measurement. However, the Directors consider that the Group's existing operations are under-represented in North America, which represents over 40 per cent. of the world's market for market information.

At the same time as building its network, TNS has focused on the development of specialist sector expertise to meet client expectations not only for research skills, but also for a depth of knowledge and understanding of their markets. Its specialist sectors are consumer panels, media intelligence, TV audience measurement, IT, telecoms, healthcare and automotive. In addition, TNS conducts research across many other sectors.

The Group is using its network and specialist sector approach as a base from which to develop its key account management – focusing its attention on servicing the multi-national needs of major clients. It has also increased the proportion of its activities represented by syndicated and continuous tracking services. This has been achieved through acquisition, organic development and through TNS identifying opportunities in customised research business to create new syndicated and continuous tracking services.

The Group's customised research activities are supported by TNS' portfolio of branded solutions, which provide clients with consistent and practical information and analysis covering a range of marketing issues, including customer loyalty, customer satisfaction and brand awareness. The Directors believe that branded solutions help with client retention and create a competitive advantage. They are also important tools in helping the Group expand its continuous tracking services to clients.

TNS has been investing in increasingly sophisticated technology and developing its capabilities in internet data collection and delivery through web portals.

Since 1998, TNS' acquisition strategy has been to acquire companies that have helped to build its network or that have strengthened its expertise in its specialist sectors. In addition, TNS has acquired businesses that have developed services in response to specific market needs, and those services have then been leveraged across the Group's network. The Group has grown organically and through successfully integrating these acquisitions over the past five years to become a world leader in market information.

Information on NFO

NFO is the eighth largest group in the market information industry and has a network operating in 40 countries in North America, Europe, Asia Pacific and the Middle East run by an experienced management team. It has a strategy that has many elements similar to those of TNS.

NFO specialises in a number of market sectors, including: consumer, healthcare, IT, telecoms, financial services and automotive. It provides a range of market information services, including continuous tracking, online research, access panels and multi-national research. It also offers a range of branded solutions.

NFO is experienced in operating access panels in both the US and Europe. In the US, it maintains a panel of approximately 525,000 households, designed to represent the general US population. The size and diversity of these panels enable NFO to conduct research amongst specific consumer groups and demographic segments: for example, mothers of small children, airline frequent fliers and users of specific brands or services. This approach results in increased response rates for the pre-reviewed panel and is therefore more cost-effective than other methods of data collection. Postal questionnaires and telephone interviews have been the methods used to collect data traditionally; however, over recent years, NFO has undertaken a programme to migrate panel members to online research, primarily in the US. NFO's online panels enable it to meet a growing demand for internet-based research that is particularly evident in the US. It operates one of the largest internet access panels in the US, consisting of over two million individuals, and is one of the worldwide leaders in online research.

NFO conducts approximately 15,000 studies annually for more than 4,000 clients. It has also established a programme that is intended to increase revenue from global key accounts.

The following table shows summary financial information for the NFO Group for the three financial years ended 31 December 2002, which has been extracted from the Accountants' Report in Part 2 of this document. This has been prepared in accordance with UK GAAP. You should read the whole document and not just rely on the key or summarised information. Your attention is drawn to the full text of the Accountants' Report set out in Part 2 of this document.

	2000	*2001*	*2002*
	$m	*$m*	*$m*
Consolidated turnover(1)	445.9	427.4	462.4
Operating profit/(loss)(1)	(5.9)	8.3	27.0
Operating profit (before goodwill charges)(1)	6.0	20.6	40.6
Adjustment for restructuring costs(1)(2)	26.5	10.8	–
Adjusted operating profit (before goodwill charges)(3)	32.5	31.4	40.6

Notes:

(1) Extracted from the Accountants' Report on NFO set out in Part 2 of this document.

(2) The adjustment for restructuring costs reverses restructuring costs of a one-off nature of $10.8m in 2001 and $26.5m in 2000.

(3) The adjusted operating profit (before goodwill charges) shown above includes charges from the parent company of $9.2m in 2002 and $4.1m in 2001 in respect of certain administrative, management and other services provided to the NFO Group, which are significantly in excess of those which the Directors believe will be required to support the business on an on-going basis. The Directors estimate that the NFO Group will incur costs of approximately $2.2m per annum in respect of these services on an on-going basis in the future.

Strategic rationale for the Acquisition

Bringing into the Group the range and diversity of NFO's activities, including one of the leading access panels in the US, will represent a major step forward in the achievement of TNS' strategy.

Adding US access panel and strengthening internet data collection capabilities

TNS does not currently own a US access panel. In 2002, revenues from clients using NFO's US access panel represented about half of its North American turnover. With the costs of data collection spread across a number of clients, NFO's access panel business has operating margins above those generally found in customised activities and the Directors believe it shares many of the repeat business attributes of syndicated and continuous tracking services.

The industry's migration to online data collection originated in the US, where online research spending is estimated by independent industry commentators to have grown from $261m in 2000 to $638m in 2002. By concentrating on this development, NFO has seen the proportion of its US access panel revenues deriving from online data collection grow from approximately 10 per cent. in 1999 to approximately 44 per cent. in 2002 and expects it to grow further. The Directors believe that the use of access panels will become more prevalent in other parts of the world, including Europe, and that the Acquisition gives the Group the opportunity to leverage NFO's skills in this area across TNS' network.

Reinforcing the global network

The Group has made significant progress in building and exploiting its network over the past five years. However, the Directors believe that the Group is still under-represented in the North American market, the world's largest market for market information. The US is the source of many industry developments and, increasingly, is where buying decisions for global accounts are taken. By combining NFO's market information business with that of TNS, based on 2002 revenues, the Group will increase its turnover in the US by more than 80 per cent. The Directors believe that this increased presence in the US should improve the Enlarged Group's ability to win major contracts, both in the important North American market and internationally. The Group's current US custom business, TNS Intersearch, has focused mainly on 'business to business' research and the Acquisition will give added strength in the consumer sector, as well as in healthcare. It will also extend the Group into Canada, where TNS has not previously had offices.

In Europe, TNS is currently under-represented in Germany, the world's third largest market for market information, as well as in Italy and in Sweden. The Acquisition will strengthen the Group's presence in all three countries and, at the same time, reinforce its position in a number of other European countries.

NFO has offices in 14 countries in Asia, where the Directors believe demand for market information is fast growing. The Acquisition increases the Group's presence in Australia, and adds New Zealand to its network. NFO also has offices in the Middle East and North Africa, regions in which the Group has not previously had a presence.

Adding sector competitive advantage

The Directors believe that the Acquisition will increase the Group's depth of capabilities and management in the consumer, healthcare and automotive sectors. This should create opportunities to grow the Enlarged Group's revenue base.

Increased focus on key accounts

Both TNS and NFO have recognised the opportunities presented by programmes for key account management in today's markets and the Directors believe that the Enlarged Group offers potential for the expansion of global key account services.

Opportunities for developing continuous tracking services

The Group's strategy has been to increase turnover from syndicated and continuous tracking services, while at the same time retaining customised ad hoc research business. Following the Acquisition, the proportion of the Group's activities represented by customised ad hoc research services will increase. TNS has experience in developing longer term relationships with clients by moving them from one-off studies to continuous tracking services. The Directors believe that the Acquisition offers new opportunities to build on this established track record.

A wider market for branded solutions

Like TNS, NFO has focused on the development of branded solutions to enhance its customised research services and the combination of the two ranges will create the opportunity to offer these products to a wider client base.

Financial effects of the Acquisition

The Directors expect the Acquisition to be earnings enhancing in the current financial year, before goodwill charges, synergies and restructuring costs, and significantly earnings enhancing from 2004 on the same basis. The Directors expect the return on investment to be in excess of TNS' current weighted average cost of capital in the first full year.

The Directors expect the Acquisition to deliver annualised synergies of more than £3m by the end of 2003 and in excess of £10m by the end of 2004, resulting primarily from operational costs efficiencies. These synergies are expected to arise from more cost-efficient data collection, improved utilisation of development expenditure, rationalisation of overhead and back office costs, and efficient tax structuring. The Directors expect initial one-off integration costs of approximately £5-6m in 2003.

Integration planning

Management structures to implement the integration of NFO will be established for each region. As immediate priorities, the Directors will be working with NFO management to concentrate on integrating activities in the North America and Asia Pacific regions.

In North America the intention is to create a single sales operation. The back offices of NFO and Intersearch will be unified and the Group will integrate the healthcare division of NFO with its existing healthcare activities under one management team. The branded solutions offered by the two businesses will be combined and emphasis will be placed on rolling out the full portfolio to NFO's clients. A management board comprising both TNS and NFO senior management will oversee the Enlarged Group's North American research operations.

A progressive merger of activities in Asia is planned and this will begin immediately upon completion of the Acquisition.

NFO's European operations are currently largely managed as a stand-alone entity and any integration in this region will be a secondary priority. It is currently expected that integration will commence in 2004.

As part of the integration process, the remuneration packages of senior management will be reviewed and, where appropriate, they will be granted options under certain of the Share Option Schemes. The number of Ordinary Shares that may be required for such grants has yet to be quantified. It is possible, however, that the current limits in relation to the Share Option Schemes may have to be increased to accommodate these grants. Should this prove necessary, Shareholders will be notified, and an extraordinary general meeting of the Company will be convened.

Details of the Acquisition and financing

Consideration

The consideration for the Acquisition is $425m, subject to a working capital adjustment in favour of TNS, which the Directors do not expect to be triggered. Of the consideration, $400m will be paid in cash on completion, and $25m will be satisfied by the issue of the Consideration Shares to Interpublic on completion. The Consideration Shares rank *pari passu* with the existing ordinary shares of the Company (save that they carry no entitlement to the final dividend of 1.7 pence per share in respect of the year ended 31 December 2002). A further $10m consideration will be payable in cash after the first anniversary of completion, contingent upon TNS' average share price exceeding 146 pence during 20 consecutive trading days within a 60 calendar day period ending on the 30th calendar day following such anniversary. 146 pence represents 115 per cent. of TNS' average share price for the 20 trading days ending 12 May 2003, the penultimate trading day prior to the announcement of the proposed Acquisition.

The Consideration Shares are subject to lock-up and orderly marketing arrangements. 50 per cent. of the Consideration Shares will be released from lock-up on 1 December 2003, and the remainder will be released upon the preliminary announcement of the results of the Enlarged Group for the year ended 31 December 2003 (expected in March 2004). Further details of these arrangements are set out in paragraph 2 of Part 5 of this document.

Break fee

Under the Acquisition Agreement, TNS has agreed to pay Interpublic a break fee of $4.25m if that agreement is terminated in certain circumstances, including where either the recommendation of the Directors contained in this document is withdrawn or modified or Shareholder approval is not obtained at the EGM. Further information regarding payment of this break fee is set out under the heading "Conditions to closing of the Acquisition" below and in paragraph 1.8 of Part 5 of this document.

Financing

The cash element of the consideration for the Acquisition is to be principally funded from new credit facilities of up to £490m (which will also be used to refinance certain existing credit lines), together with the proceeds of the Placing. The mandated lead arrangers in respect of the new credit facilities are Barclays Capital, Lloyds TSB Bank plc, The Royal Bank of Scotland plc and Société Générale. TNS has entered into the Facilities Agreement, dated 13 May 2003, in respect of these new credit facilities, further details of which are set out in paragraph 4 of Part 5 of this document.

On 14 May 2003, TNS announced and executed the Placing of 39.1m new Ordinary Shares (equivalent to 9.99 per cent. of TNS' then existing issued share capital), priced at 133 pence per share (a 1 per cent. discount to 134.3 pence, being the previous trading day's close of 136 pence, less the final dividend of 1.7 pence), raising net proceeds of approximately £51m. Admission of the Placing Shares became effective and dealings commenced at 08.00 (London time) on 19 May 2003. The Placing Shares rank *pari passu* with the existing ordinary shares of the Company (save that they carry no entitlement to the final dividend of 1.7 pence per share in respect of the year ended 31 December 2002). Further details of the agreements relating to the Placing are set out in paragraph 5 of Part 5 of this document.

Conditions to closing of the Acquisition

The Acquisition is conditional on waiting periods or relevant authorisations in respect of all necessary mandatory regulatory approvals having expired, been terminated or been obtained, and in the case of the UK, no extension of the period for consideration having been made by the Office of Fair Trading within 20 business days of filing or, if such extension is made, no indication having been received from the Office of Fair Trading within 35 business days of filing that it would intend to refer, or to recommend reference, of the Acquisition to the Competition Commission. All merger notifications have been made in respect of these relevant regulatory approvals, and TNS awaits

receipt of appropriate approvals or waiting periods to expire which it expects around mid-July 2003, other than approvals in respect of the Slovak and Czech businesses of Interpublic and NFO, where there may be a delayed secondary completion (see paragraph 1.7 of Part 5 of this document).

The Acquisition is conditional further on approval by TNS shareholders at the EGM, admission of the Consideration Shares to the Official List and to trading on the London Stock Exchange's market for listed securities and TNS having received at least $400m in debt and/or equity financing on or after the date of the Acquisition Agreement – being the Disbursement Condition. If the Disbursement Condition is not satisfied (other than as a result of a breach of the Acquisition Agreement by Interpublic) when the other conditions have been satisfied or waived for a period of ten consecutive business days, or shareholder approval is not obtained at the EGM or by 8 February 2004, the Acquisition Agreement may be terminated, and the break fee referred to above will become payable by TNS.

Further information in relation to these and the other conditions is contained in paragraph 1.6 of Part 5 of this document.

If Completion has not occurred by 8 February 2004, the Acquisition Agreement may be terminated. The Acquisition is expected to be completed by the end of July 2003.

Transition services

TNS has agreed that Interpublic shall carry out certain services relating to the NFO Group for a period following completion (for example, payroll services and services relating to the administration of welfare and benefit plans), pursuant to the Transition Services Agreement. Following the expiry of this period, the Directors believe that the TNS Group will be able to carry out or procure these services itself. Further details of the Transition Services Agreement are set out in paragraph 3 of Part 5 of this document.

Additional information

This letter contains only summary details of the terms of the Acquisition and related matters. You should read the whole of this document.

Current trading and prospects

TNS

At the results announcement in March 2003, the Directors said that in 2003 they expected the Group's markets to progress along broadly similar lines to the previous year, with low single digit growth. The soft market conditions experienced in the second half of 2002 continued into the first two months of this year and there was a slight decline in underlying revenue compared with the previous year. However, with a better performance in March and a further improvement in April, TNS recorded underlying revenue growth for the first four months of 2003 as a whole. While there remains some uncertainty about the economy in general, given the improvement seen in March and April and the encouraging level of work already commissioned for the remainder of 2003, the Directors remain comfortable with the Group's outlook for the year as a whole.

NFO

While NFO recorded underlying revenue growth in the first four months of 2003, margins have been below the previous year's level. For the full year, the Directors believe that revenue will be broadly similar to 2002.

Enlarged Group

The Acquisition will generate opportunities to accelerate future revenue growth and the Enlarged Group will be well placed to benefit from any economic upturn. The Directors are confident about the prospects for the Enlarged Group.

EGM

A notice convening an EGM of TNS, to be held at its head office at Westgate, London W5 1UA at 10 a.m. on 4 July 2003, at which an ordinary resolution will be proposed to approve the acquisition of NFO and authorise the necessary increase in the limit on the borrowings of TNS and its subsidiaries, is set out at the end of this document.

Action to be taken

Holders of Ordinary Shares will find enclosed with this document a Proxy Form for use at the EGM or at any adjournment(s) thereof. **Whether or not you intend to be present at the meeting, you are requested to complete, sign and return the Proxy Form in accordance with the instructions printed thereon as soon as possible, so as to arrive no later than 10 a.m. on 2 July 2003**. The completion and return of the Proxy Form will not preclude you from attending the EGM and voting in person if you wish to do so.

Board recommendation

The Directors of TNS, who have received financial advice from Deutsche Bank, consider the terms of the Acquisition to be fair and reasonable. In providing its advice, Deutsche Bank has relied on the Directors' commercial assessments.

In addition, the Directors consider that the Acquisition is in the best interests of TNS' shareholders as a whole. They unanimously recommend you to vote in favour of the resolution to be proposed at the EGM, approving the Acquisition and authorising an increase in the borrowing powers of the Group, as they intend to do in respect of the 3,123,474 Ordinary Shares in which they are beneficially interested (representing approximately 0.73 per cent. of the existing issued share capital of the Company).

Yours sincerely

Tony Cowling
Chairman

PART 2

ACCOUNTANTS' REPORT ON THE NFO GROUP

Consolidated Financial information of NFO WorldGroup Inc. for the three years ended 31 December 2002

The following is the text of the report on the business of the NFO Group by PricewaterhouseCoopers LLP, Reporting Accountants:



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Taylor Nelson Sofres plc
Westgate
London
W5 1UA

Deutsche Bank AG London
1 Great Winchester Street
London
EC2N 2DB

17 June 2003

Dear Sirs

NFO WorldGroup, Inc.

Introduction

We report on the consolidated financial information (the "Consolidated Financial Information") set out below. This Consolidated Financial Information has been prepared for inclusion in the listing particulars dated 17 June 2003 (the "Listing Particulars") relating to the proposed acquisition by Taylor Nelson Sofres plc (the "Company") of NFO WorldGroup, Inc. ("NFO").

NFO and its subsidiaries are referred to as the "NFO Group".

Basis of preparation

The Consolidated Financial Information set out below is based on financial returns for the three years ended 31 December 2002, prepared for The Interpublic Group of Companies, Inc. ("Interpublic") consolidation purposes by the companies in the NFO Group, and has been prepared on the basis set out in note 2, after making such adjustments as we considered necessary.

Responsibility

Such financial returns, prepared for consolidation purposes, are included in the consolidated financial statements of Interpublic which are the responsibility of the directors of Interpublic who approved their issue.

The directors of the Company are responsible for the contents of the Circular in which this report is included.

It is our responsibility to compile the Consolidated Financial Information set out in our report from financial returns prepared for consolidation purposes, to form an opinion on the Consolidated Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the Consolidated Financial Information. Our work included an assessment of significant estimates and judgements made by those responsible for the preparation of the consolidated financial statements of Interpublic and the financial returns prepared for consolidation purposes underlying the Consolidated Financial Information and whether the accounting policies are appropriate to the circumstances of the NFO Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Consolidated Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdiction outside the UK and accordingly should not be relied upon as if it had been carried out in accordance with such standards and practices.

Opinion

In our opinion, the Consolidated Financial Information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the NFO Group as at the dates stated and of its profits or losses, recognised gains and losses and cash flows for the periods then ended.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	*Year ended 31 December* 2000 $m	2001 $m	2002 $m
Turnover				
Continuing activities		441.6	424.1	459.8
Acquisitions		4.3	3.3	2.6
	3	445.9	427.4	462.4
Cost of sales		(237.5)	(225.8)	(244.1)
Gross profit		208.4	201.6	218.3
Administrative expenses		(214.3)	(193.3)	(191.3)
Operating profit/(loss)				
Continuing activities (after goodwill charges of 2000 – $11.9m; 2001 – $12.2m; 2002 – $13.5m)		(6.3)	8.5	27.0
Acquisitions (after goodwill charges of 2000 $nil; 2001 $0.1m; 2002 $0.1m)		0.4	(0.2)	–
Operating profit (before goodwill charges)	3	6.0	20.6	40.6
Goodwill charges		(11.9)	(12.3)	(13.6)
Operating profit/(loss)	3	(5.9)	8.3	27.0
Share of operating profit of associates		3.5	5.5	2.1
Profit on sale of associate	7	–	–	6.9
Profit/(loss) on ordinary activities before interest and taxation		(2.4)	13.8	36.0
Interest receivable		0.8	0.9	0.7
Interest payable	6	(14.7)	(14.1)	(10.8)
Profit/(loss) on ordinary activities before taxation	4	(16.3)	0.6	25.9
Tax on profit/(loss) on ordinary activities	8	1.1	(3.5)	(15.5)
Profit/(loss) on ordinary activities after taxation		(15.2)	(2.9)	10.4
Equity minority interests		(0.5)	(0.9)	(0.9)
Retained profit/(loss) for the year		(15.7)	(3.8)	9.5

There is no difference between the profit on ordinary activities before taxation and the retained profit for the years stated above, and their historical cost equivalents.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Profit/(loss) for the financial year	(15.7)	(3.8)	9.5
Exchange adjustments offset in reserves	2.1	(1.4)	5.5
Tax benefit arising on exercise of share options	8.7	1.8	0.4
Total recognised gains/(losses) for the year	(4.9)	(3.4)	15.4

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Profit/(loss) for the financial year	(15.7)	(3.8)	9.5
Exchange adjustments offset in reserves	2.1	(1.4)	5.5
Tax benefit arising on exercise of share options	8.7	1.8	0.4
Capital contributions by parent	6.7	3.4	–
Net change in equity shareholders' funds	1.8	–	15.4
Equity shareholders' funds as at beginning of year	110.7	112.5	112.5
Equity shareholders' funds as at end of year	112.5	112.5	127.9

CONSOLIDATED BALANCE SHEETS

	Notes	Year ended 31 December 2000 $m	2001 $m	2002 $m
Fixed assets				
Intangible assets	9	204.8	193.5	189.7
Tangible assets	10	48.3	46.5	48.4
Investments in associates	12	21.0	18.4	12.0
		274.1	258.4	250.1
Current assets				
Stock	13	44.7	51.4	51.0
Debtors	14	137.7	141.1	131.6
Cash at bank and in hand		12.5	19.9	29.0
		194.9	212.4	211.6
Creditors – amounts falling due within one year	15	(333.3)	(330.9)	(311.7)
Net current liabilities		(138.4)	(118.5)	(100.1)
Total assets less current liabilities		135.7	139.9	150.0
Creditors – amounts falling due after more than one year	15	(6.6)	(6.5)	(6.2)
Provisions for liabilities and charges	16	(14.3)	(18.0)	(13.0)
Net assets		114.8	115.4	130.8
Divisional equity	20	80.0	83.4	83.4
Profit and loss account	20	32.5	29.1	44.5
Equity shareholders' funds		112.5	112.5	127.9
Minority interests		2.3	2.9	2.9
Capital employed		114.8	115.4	130.8

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	*Year ended 31 December* 2000 $m	2001 $m	2002 $m
Net cash inflow from continuing operating activities	18	20.2	38.2	47.0
Dividends received from associates		0.8	4.1	1.0
Returns on investments and servicing of finance				
Interest received		0.8	0.9	0.7
Interest paid		(8.5)	(4.9)	(26.3)
Finance lease interest paid		(0.2)	(0.2)	(0.1)
Dividends paid to minority interests		–	–	(1.0)
Net cash outflow from returns on investments and servicing of finance		(7.9)	(4.2)	(26.7)
Taxation				
Taxation paid		(7.8)	(3.7)	(2.6)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(12.6)	(10.6)	(11.9)
Sale of tangible fixed assets		1.2	1.6	0.8
Net cash outflow for capital expenditure and financial investment		(11.4)	(9.0)	(11.1)
Acquisitions and disposals				
Purchase of subsidiary undertakings	18	(13.7)	(4.5)	(4.8)
Net cash acquired with subsidiary undertakings	18	0.1	0.1	0.2
Sale of associate		–	–	11.7
Purchase of associates		(0.7)	–	–
Net cash (outflow)/inflow from acquisitions and disposals		(14.3)	(4.4)	7.1
Net cash (outflow)/inflow before financing		(20.4)	21.0	14.7
Financing				
Investment from parent		2.1	3.5	–
Proceeds on exercise of share options		4.2	–	–
Capital element of finance lease payments		(0.9)	(0.9)	(0.7)
Increase/(decrease) in borrowings		9.5	(14.5)	(6.3)
Net cash inflow/(outflow) from financing		14.9	(11.9)	(7.0)
(Decrease)/increase in net cash	18	(5.5)	9.1	7.7

NOTES TO THE FINANCIAL INFORMATION

1. Companies in the Consolidated Financial Information

This Consolidated Financial Information presents the financial record of NFO WorldGroup, Inc. for the three years ended 31 December 2002. The following are the principal subsidiary undertakings and associated undertakings that have been included in the Consolidated Financial Information.

		Effective interest in ordinary share capital 31 December		
Company	*Country of incorporation*	*2000 %*	*2001 %*	*2002 %*
Subsidiary undertakings				
NFO Research Inc	US	100	100	100
Prognostics Corp	US	100	100	100
Payment Systems Inc	US	100	100	100
Plog Research Inc	US	100	100	100
Migliari / Kaplan Associates Inc	US	100	100	100
Jstreetdata.com Inc	US	–	–	100
FYI Worldwide LLC	US	–	–	100
RCL Acquisition Corp.	US	100	100	100
CF Group Inc	Canada	100	100	100
Public Attitude Surveys Ltd	UK	100	100	100
NFO World Group Ltd	UK	100	100	100
Infratest Burke Group Ltd	UK	100	100	100
NFO Infratest GmbH & Co	Germany	100	100	100
NFO Infratest AB	Sweden	75.2	75.2	75.2
Infratest Burke ApS	Denmark	75.2	75.2	75.2
NFO Infratest AS	Norway	56.5	56.5	56.5
NFO Infratest OY	Finland	69	69	69
NFO Infratest SpA	Italy	100	100	100
NFO Infratest SarL	France	100	100	100
TEST SA	France	60	60	60
Trendbox BV	Netherlands	75	75	75
NFO Plus Remark Arastima ve Danismanlik AS	Turkey	55	55	55
AISA	Czech Republic	60	60	60
NFO WorldGroup (Maroc) SARL	Morocco	–	97	97
NFO WorldGroup MERAC (Liban) SARL	Lebanon	98	98	98
MERAC Arabia Co Ltd	Saudi Arabia	49	49	49
NFO WorldGroup MERAC (Egypt) Ltd	Egypt	99	99	99
NFO NZ Ltd	New Zealand	100	100	100
NFO Australia Pty Ltd	Australia	100	100	100
NFO HK Ltd	Hong Kong	100	100	100
NFO Korea Inc	Korea	100	100	100
NFO Taiwan Ltd	Hong Kong	100	100	100
NFO China Limited	Hong Kong	100	100	100
MB (Shanghai) Ltd	Shanghai	100	100	100
NFO Trends	Philippines	100	100	100
NFO Singapore Pte Ltd	Singapore	100	100	100
NFO WorldGroup (M) SDN BHD	Malaysia	100	100	100
NFO Thailand Ltd	Thailand	100	100	100
PT Continental Sentratama Surveys	Indonesia	100	100	100
MB (Vietnam) Ltd	Hong Kong	100	100	100
NFO MBL India Pvt Ltd	India	100	100	100
Market Mind	Australia	100	100	100
NFO WorldGroup MERAL WLL	U.A.E.	100	100	100
NFO MB Lanka Pty Ltd	Sri Lanka	100	100	100
NFO Infratest SL	Spain	50	50	50
Associated companies				
Burke, Inc	US	50	50	50
I & G	Germany	50	50	–
NFO Spain	Spain	50	50	50
P & P Software	Germany	25	25	25
AISA Slovensko spol sro	Slovakia	24	24	24

1. Companies in the Consolidated Financial Information (continued)

As at the date of this report these companies will be the principal undertakings that form part of the NFO Group. These companies operate principally in the country in which they are incorporated. Non-operating intermediate holding companies are excluded from the above table.

2. Accounting policies

Accounting convention

The Consolidated Financial Information has been prepared under the historical cost convention and prepared in accordance with applicable UK Accounting Standards, which have been applied on a consistent basis. For the two years ended 31 December 2002, the NFO Group adopted the transitional arrangements of FRS 17 'Retirement benefits' which require additional disclosures in respect of retirement benefits as set out in note 19.

The principal accounting policies are:

Basis of consolidation

The Consolidated Financial Information consolidates the results of NFO WorldGroup, Inc. ('NFO') and its subsidiaries and associated undertakings (together the 'NFO Group') drawn up to 31 December in each year, as appropriate. The results of all subsidiary undertakings acquired are accounted for under acquisition accounting rules and are included in the profit and loss account from the effective date of control. Intra-group sales and profits are eliminated on consolidation.

For the purposes of this financial information divisional equity has been used in the balance sheet to represent share capital and premium and capital contributions provided by the parent company.

The Interpublic Group of Companies, Inc ('Interpublic'), the ultimate parent undertaking, provided certain administrative, management and other services to the NFO Group. The NFO Group was allocated costs from Interpublic for these services of 2002 $9.2m, 2001 $4.1m and 2000 $nil.

The accompanying consolidated financial statements reflect assets, liabilities, revenue and expenses directly attributable to the NFO Group as well as allocations of central Interpublic expenses to present the financial position, results of operations, and cash flows of the NFO Group on a stand alone basis. However, the financial position, results of operations, and cash flows of the NFO Group for the three years ended 31 December 2002 may not necessarily reflect those that would have been achieved had the NFO Group operated autonomously as an entity independent of Interpublic, for the whole of that period.

Associates

Associates are those undertakings, other than subsidiaries, in which the NFO Group holds a long-term participating interest and exerts a significant influence. These undertakings are accounted for using the equity method whereby the NFO Group's share of profits/losses of associates is included in the consolidated profit and loss account and the NFO Group's share of their net assets, together with goodwill arising on acquisition, is included in the consolidated balance sheet.

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising on consolidation is amortised in equal annual instalments over its estimated useful economic life of up to 20 years, and charged to the profit and loss account. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable.

Where acquisitions involve further payments that are deferred or contingent on levels of performance achieved in the years following acquisition, the NFO Group provides for its best estimate of amounts payable which are discounted to reflect the time value of money where material.

2. Accounting policies (continued)

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into dollars at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Financial statements of overseas operations are translated using the closing rate net investment method, except that profits and losses of overseas operations are translated at the average exchange rate applicable to the period. Differences arising on translation of the net assets of overseas operations are dealt with through reserves and are reported in the statement of total recognised gains and losses.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress.

Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase.

Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors.

Provisions are made for losses on projects as soon as they are identified.

Fixed asset investments

Fixed asset investments are stated at cost less provisions for any permanent diminution in the value of investments.

Tangible and intangible fixed assets

Fixed assets are stated at original cost or, where appropriate, fair value when acquired, less accumulated depreciation. External and internal costs are capitalised to the extent that they enhance the future economic benefits of the business. Internal costs are only capitalised if they are also incremental to the group. Provisions are made and charged to the profit and loss account where the value of assets has been impaired in relation to their value-in-use to the business and charged to the profit and loss account. Depreciation is calculated to write off the cost less the estimated residual value of each asset on a straight-line basis over its expected useful life as follows:

Freehold land	no depreciation
Freehold buildings	40 years
Short leasehold land and buildings	period of lease
Trademarks	20 years or remaining life if shorter
Goodwill	20 years or estimated useful economic life if shorter
Software and databases	15 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter
Plant and equipment, vehicles and office equipment	3-10 years

2. Accounting policies (continued)

Finance and operating leases

Assets held under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives or the term of the lease if shorter at the rate applicable to fixed assets of a similar category owned by the NFO Group. Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Work-in-progress

Work-in-progress is stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of attributable overheads.

Pension arrangements and post retirement benefits

The NFO Group operates a number of contributory pension plans. The majority of employees participate in defined contribution plans that are set up through insurance companies. Contributions are also made to personal pension plans at equivalent rates. Payments in respect of such current service contributions are charged in the financial statements as they fall due.

The NFO Group also operates defined benefit plans, which provide pensions based on final salaries, and post retirement healthcare benefits. The expected cost of pensions in respect of these plans is charged to the profit and loss account so as to spread the cost over the average service lives of employees in the plans. Variations from the regular cost are spread over the expected remaining service lives of current employees in the plan. The pension cost is assessed in accordance with the advice of qualified independent actuaries.

Differences between the amounts charged to the profit and loss account and payments made are treated as assets or liabilities.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Share option schemes

The NFO Group participates in various share option schemes involving the shares of its parent company, Interpublic. Options are granted at market value on the date of grant under certain performance conditions. If these conditions are met, the options may be exercised. No charges are booked for these schemes.

3. Geographic analysis

The NFO Group has only one class of business, which is the provision of market information services.

Turnover – Sales by origin

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Europe	201.6	199.9	226.5
North America	202.4	180.4	187.8
Asia Pacific and Middle East	49.6	55.6	59.1
	453.6	435.9	473.4
Less: intercompany sales	(7.7)	(8.5)	(11.0)
Total	445.9	427.4	462.4

Turnover – Sales by destination

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Europe	193.8	196.6	222.2
North America	205.7	181.0	191.0
Asia Pacific and Middle East	54.1	58.3	60.2
	453.6	435.9	473.4
Less: intercompany sales	(7.7)	(8.5)	(11.0)
Total	445.9	427.4	462.4

Operating profit/(loss) before goodwill charges

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Europe	14.6	14.8	21.4
North America	(2.3)	10.6	25.7
Asia Pacific and Middle East	1.4	3.4	3.3
	13.7	28.8	50.4
Less: unallocated amounts	(7.7)	(8.2)	(9.8)
Total	6.0	20.6	40.6

3. Geographic analysis (continued)

Profit/(loss) on ordinary activities before taxation

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Europe	8.5	8.3	13.8
North America	(7.0)	6.3	21.2
Asia Pacific and Middle East	0.3	1.9	1.8
	1.8	16.5	36.8
Less: unallocated amounts	(7.7)	(8.2)	(9.8)
Operating profit/(loss)	(5.9)	8.3	27.0
Income from interests in associates	3.5	5.5	2.1
Profit on sale of associate	–	–	6.9
Interest receivable	0.8	0.9	0.7
Interest payable	(14.7)	(14.1)	(10.8)
Total	(16.3)	0.6	25.9

Unallocated amounts represent corporate overheads and charges, which have not been allocated to regions.

Net assets

	31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Europe	7.7	5.2	17.2
North America	103.0	105.5	110.0
Asia Pacific and Middle East	4.1	4.7	3.6
Total	114.8	115.4	130.8

Associates

Income from interests in associates

	31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Europe	1.6	3.7	1.3
North America	1.9	1.7	0.8
Asia Pacific and Middle East	–	0.1	–
Total	3.5	5.5	2.1

Investment in associates

	31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Europe	11.1	8.7	1.3
North America	9.6	9.4	10.3
Asia Pacific and Middle East	0.3	0.3	0.4
Total	21.0	18.4	12.0

4. Profit/(loss) on ordinary activities before taxation

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Profit before taxation is stated after charging/(crediting)			
Depreciation of tangible fixed assets			
– owned assets	9.9	10.1	10.8
– under finance leases	0.2	0.2	0.2
Amortisation of goodwill			
– subsidiary undertakings	11.9	12.3	13.6
Amortisation of other intangible fixed assets	0.1	0.2	0.1
Profit on disposal of fixed assets	–	–	(0.1)
Operating lease rentals:			
– plant and machinery	2.6	2.7	2.8
– property	16.5	18.4	18.5
Property rents receivable	(0.3)	(0.4)	(0.3)
Foreign exchange differences	–	0.7	0.1
Restructuring charges	26.5	10.8	–

Restructuring charges in 2000 of $26.5m represent costs associated with the restructuring of the North American Financial Services Division and costs related to the merger with Interpublic and include provisions for property leases, vacated as a result of the restructuring, of $3.3m.

The 2001 restructuring charges of $10.8m primarily consist of severance costs and lease termination costs for properties. The restructuring was as a result of a review of the business with a view to improve productivity and operating margins after which a number of locations of the business were closed.

Group audit fees and fees paid to PricewaterhouseCoopers for non-audit services were as follows:

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Audit fees and expenses	0.4	0.5	0.6
Non-audit fees and expenses	0.4	0.1	0.2
	0.8	0.6	0.8

Cost of sales and administrative expenses were as follows:

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Cost of sales – continuing activities	235.0	224.0	243.3
– acquisitions	2.5	1.8	0.8
	237.5	225.8	244.1
Administrative expenses – continuing activities	212.9	191.6	189.5
– acquisitions	1.4	1.7	1.8
	214.3	193.3	191.3

5. Employee information

	Year ended 31 December		
	2000	2001	2002
Average employees	*Number*	*Number*	*Number*
Marketing	1,423	1,519	1,576
Production Services	2,343	2,288	2,284
Administration	539	549	546
	4,305	4,356	4,406

	Year ended 31 December		
	2000	2001	2002
Staff costs	*$m*	*$m*	*$m*
Wages and salaries	164.0	148.5	160.9
Social security costs	24.7	25.1	23.9
Other pension costs (note 19)	0.9	2.6	2.8
	189.6	176.2	187.6

6. Interest payable

	Year ended 31 December		
	2000	2001	2002
	$m	*$m*	*$m*
Interest payable on bank loans and overdrafts	5.0	0.4	0.1
Interest payable to parent on intercompany loan	8.8	12.8	9.9
Interest payable on other loans	0.7	0.7	0.7
Interest payable on finance leases	0.2	0.2	0.1
Interest payable	14.7	14.1	10.8

7. Profit on disposal of associate

	Year ended 31 December		
	2000	2001	2002
	$m	*$m*	*$m*
Profit on sale of associate	–	–	6.9

On 30 June 2002, the NFO Group sold its interests in I & G, a German associate, for $12.2m in cash. No tax arose on the disposal.

8. Taxation on profit/(loss) on ordinary activities

	Year ended 31 December		
	2000	2001	2002
	$m	$m	$m
Analysis of charge for the year			
Current tax			
UK corporation tax	0.1	0.8	2.1
Overseas tax	3.9	7.8	3.9
Associates tax	1.0	1.1	0.4
Total current tax	5.0	9.7	6.4
Deferred tax			
Total deferred tax	(6.1)	(6.2)	9.1
Tax on profit/(loss) on ordinary activities	(1.1)	3.5	15.5

The tax for the years presented varied from the standard rate of corporation tax (30 per cent. for the years ended 31 December 2000, 2001 and 2002) as explained below:

	Year ended 31 December		
	2000	2001	2002
	$m	$m	$m
Profit/(loss) on ordinary activities before taxation	(16.3)	0.6	25.9
Profit/(loss) on ordinary activities multiplied by standard rate of corporation tax of 30%	(4.9)	0.2	7.8
Effects of:			
Non deductible expenses – goodwill and other	3.0	2.0	3.6
Creation and reversal of timing differences	6.1	6.2	(9.1)
Other taxes	1.0	0.5	1.5
Higher overseas taxation	(0.2)	0.8	2.6
Current tax charge for year	5.0	9.7	6.4

Deferred tax (asset)/liability

	31 December		
	2000	2001	2002
	$m	$m	$m
Deferred tax (asset)/liability:			
Accelerated capital allowances	(0.5)	(0.3)	(0.2)
Tax losses	(6.1)	(6.9)	(2.2)
Pension costs	0.1	0.1	0.2
Other	(2.4)	(7.9)	(2.9)
Deferred tax asset	(8.9)	(15.0)	(5.1)
Asset at the beginning of the period	(2.7)	(8.9)	(15.0)
Amount (credited)/charged to profit and loss	(6.1)	(6.2)	9.1
Amount (credited)/charged to statement of total recognised gains and losses	(0.1)	0.1	0.8
Asset at end of period	(8.9)	(15.0)	(5.1)

There are no unprovided deferred tax liabilities in the group. The NFO Group is carrying net deferred tax assets of 2000 $8.9m, 2001 $15.0m and 2002 $5.1m. No deferred tax asset has been recognised in respect of tax losses with a potential tax value of $0.8m for each year.

9. Intangible fixed assets

	Goodwill $m	Trademarks $m	Total $m
Cost			
At 1 January 2000	237.6	0.4	238.0
Exchange differences	(0.3)	–	(0.3)
Additions (note 11)	14.4	0.1	14.5
Disposals	(7.8)	–	(7.8)
At 31 December 2000	243.9	0.5	244.4
Exchange differences	(0.9)	–	(0.9)
Additions (note 11)	3.1	0.1	3.2
Disposals	(1.2)	–	(1.2)
At 31 December 2001	244.9	0.6	245.5
Exchange differences	2.1	–	2.1
Additions (note 11)	7.9	–	7.9
Disposals	–	–	–
At 31 December 2002	254.9	0.6	255.5
Amortisation			
At 1 January 2000	(33.6)	(0.3)	(33.9)
Exchange differences	–	–	–
Charge for the year	(11.9)	(0.1)	(12.0)
Disposals	6.0	0.3	6.3
At 31 December 2000	(39.5)	(0.1)	(39.6)
Exchange differences	0.1	–	0.1
Charge for the year	(12.3)	(0.2)	(12.5)
Disposals	–	–	–
At 31 December 2001	(51.7)	(0.3)	(52.0)
Exchange differences	(0.1)	–	(0.1)
Charge for the year	(13.6)	(0.1)	(13.7)
Disposals	–	–	–
At 31 December 2002	(65.4)	(0.4)	(65.8)
Net book amount			
At 31 December 2000	204.4	0.4	204.8
At 31 December 2001	193.2	0.3	193.5
At 31 December 2002	189.5	0.2	189.7

10. Tangible fixed assets

	Land and buildings $m	Plant and equipment $m	Vehicles and office equipment $m	Leasehold improvements $m	Total $m
Cost					
At 1 January 2000	21.6	40.1	5.2	6.1	73.0
Exchange differences	(0.3)	(1.2)	(0.1)	(0.1)	(1.7)
Additions	–	12.0	0.8	1.9	14.7
Acquisitions	–	0.1	–	–	0.1
Disposals	(1.3)	–	(0.7)	–	(2.0)
At 31 December 2000	20.0	51.0	5.2	7.9	84.1
Exchange differences	(0.2)	(1.0)	(0.2)	(0.1)	(1.5)
Additions	0.9	6.7	0.7	0.7	9.0
Acquisitions	–	0.2	–	–	0.2
Disposals	(0.1)	–	(1.0)	(0.3)	(1.4)
At 31 December 2001	20.6	56.9	4.7	8.2	90.4
Exchange differences	0.8	3.7	0.5	0.4	5.4
Additions	–	8.5	1.8	1.4	11.7
Acquisitions	–	–	–	–	–
Disposals	–	(3.8)	(0.7)	(0.3)	(4.8)
At 31 December 2002	21.4	65.3	6.3	9.7	102.7
Depreciation					
At 1 January 2000	(2.5)	(18.2)	(3.0)	(0.8)	(24.5)
Exchange differences	–	(1.4)	–	–	(1.4)
Charge for year	(0.5)	(8.1)	(0.4)	(1.1)	(10.1)
Disposals	–	–	0.2	–	0.2
At 31 December 2000	(3.0)	(27.7)	(3.2)	(1.9)	(35.8)
Exchange differences	–	1.6	–	(0.1)	1.5
Charge for year	(0.9)	(7.9)	(0.4)	(1.1)	(10.3)
Disposals	–	–	0.7	–	0.7
At 31 December 2001	(3.9)	(34.0)	(2.9)	(3.1)	(43.9)
Exchange differences	(0.1)	(2.5)	(0.4)	(0.2)	(3.2)
Charge for year	(0.7)	(8.0)	(1.2)	(1.1)	(11.0)
Disposals	–	2.8	0.7	0.3	3.8
At 31 December 2002	(4.7)	(41.7)	(3.8)	(4.1)	(54.3)
Net book value					
At 31 December 2000	17.0	23.3	2.0	6.0	48.3
At 31 December 2001	16.7	22.9	1.8	5.1	46.5
At 31 December 2002	16.7	23.6	2.5	5.6	48.4

Included in land and buildings are leasehold properties with a net book value of 2000 $3.5m, 2001 $3.8m and 2002 $4.3m and land of 2000 $1.7m, 2001 $1.7m and 2002 $1.7m, which is not depreciated.

10. Tangible fixed assets (continued)

Assets held under finance leases, capitalised and included in plant and equipment and vehicles and office equipment are:

		31 December	
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Cost	3.7	4.2	5.0
Aggregate depreciation	(0.2)	(0.5)	(0.7)
Net book amount	3.5	3.7	4.3

11. Acquisitions

NFO made the following purchases, none of which are individually material, which have been accounted for as acquisitions and included as subsidiary undertakings from their respective acquisition dates.

Acquisitions	*Book value and fair value 2000 $m*	*Book value and fair value 2001 $m*	*Book value and fair value 2002 $m*
Fixed assets			
Tangible assets	0.1	–	–
Current assets			
Stocks – work-in-progress	0.2	–	–
Debtors	1.3	–	0.5
Cash at bank and in hand	0.1	–	0.2
	1.6	–	0.7
Total assets	1.7	–	0.7
Liabilities			
Creditors	(0.5)	–	(0.8)
Share of net assets	1.2	–	(0.1)
Goodwill	1.3	–	5.3
Consideration	2.5	–	5.2
Settled by:			
Cash	2.5	–	4.8
Deferred consideration – contingent	–	–	0.4
	2.5	–	5.2

During 2000 NFO acquired Research Power, Inc. (a South Korean market research provider) and a 60 per cent. interest in AISA spol. S.r.o. (a leading provider of market research services in the Czech Republic). The aggregate purchase price consisted of $2.5m cash.

During 2000 further additions of $13.1m were made to goodwill relating to acquisitions made in prior years. This included $8.1m for the purchase of the remaining minority interest in MBL Group plc, a leading international market research firm with offices throughout the UK, Middle East and Asia.

11. Acquisitions (continued)

During 2001, a 55 per cent. interest in Plus Remark, a market research provider based in Turkey, was reclassified from investments in associates to investment in subsidiaries which resulted in additions to goodwill of $1.2m.

During 2001 further additions of $1.9m were made to goodwill. This was due to increased estimates of earn out liabilities on prior year acquisitions.

During 2002 NFO acquired two US based market research firms. FYI Worldwide, LLC, a leading provider of simulated test marketing forecast services, was acquired for $3.1m, paid in cash. Jstreetdata.com, Inc., a provider of panel based interactive physician respondents, was acquired for $1.7m cash with a further contingent consideration payment of $0.4m which has been accounted for on the basis that it is more likely than not to be paid to the relevant vendor. The level of contingent consideration is primarily based upon the future earnings performance of the acquired entity.

During 2002 further additions of $2.6m were made to goodwill relating to acquisitions in prior years.

12. Fixed asset investments

	Associated undertakings *$m*
Cost	
At 1 January 2000	19.0
Exchange differences	(0.6)
Additions	0.9
Share of profits after dividends	1.7
Disposals	–
At 31 December 2000	21.0
Exchange differences	(0.7)
Additions	–
Share of profits after dividends	0.4
Transfer to investment in subsidiaries	(1.9)
Disposals	(0.4)
At 31 December 2001	18.4
Exchange differences	1.6
Additions	–
Share of profits after dividends	(0.8)
Transfer to investment in subsidiaries	(1.2)
Disposals	(6.0)
At 31 December 2002	12.0

13. Stock – work-in-progress

	2000	31 December 2001	2002
	$m	$m	$m
Work-in-progress	44.7	51.4	51.0

14. Debtors

	2000	31 December 2001	2002
	$m	$m	$m
Trade debtors	110.1	109.3	102.6
Amounts owed by Interpublic	–	0.5	2.1
Other debtors	12.5	12.5	12.0
Prepayments and accrued income	6.2	3.8	9.8
Deferred taxation	8.9	15.0	5.1
	137.7	141.1	131.6

Other debtors at 31 December 2000, 2001 and 2002 include $10.5m, $10.3m and $9.6m, respectively, in respect of amounts recoverable after more than one year. Deferred tax is expected to be recovered in the foreseeable future. Amounts owed by Interpublic arise from trading activities with Interpublic subsidiaries as described further in note 23.

15. Creditors

Amounts falling due within one year

	2000	31 December 2001	2002
	$m	$m	$m
Amounts owed to Interpublic (note 17)	170.9	156.6	151.7
Bank loans and other borrowings (note 17)	7.2	9.0	8.9
Payments received on account	77.2	76.5	74.6
Trade creditors	22.0	26.0	16.4
Corporation tax	1.7	4.2	7.0
Other tax and social security payable	19.5	18.3	24.1
Other creditors	0.1	–	–
Obligations under finance leases (note 17)	0.6	0.6	0.5
Accruals and deferred income	34.1	39.7	28.5
	333.3	330.9	311.7

Amounts owed to Interpublic, the parent undertaking, arise from non-trading activities and principally relate to inter-group funding, the centralised settlement of US federal tax liabilities and other non-trading invoices. The balance at 31 December 2002 consisted of a loan of $127.0m, a line of credit of $29.4m, accounts payable of $6.6m less tax balances of $11.3m. The balance at 31 December 2001 consisted of a loan of $127.0m, a line of credit of $38.6m, accounts payable of $4.1m less tax balances of $13.1m. The balance at 31 December 2000 consisted of a loan of $127.0m, a line of credit of $57.8m less tax balances of $13.9m. The loan and line of credit are interest bearing, the other balances do not attract interest.

15. Creditors (continued)

Amounts falling due after more than one year

	31 December 2000	2001	2002
	$m	$m	$m
Bank loans and other borrowings (note 17)	2.2	0.2	0.2
Finance lease obligations (note 17)	2.4	1.5	1.4
Other creditors	2.0	4.8	4.6
	6.6	6.5	6.2

$0.7m of bank loans and overdrafts falling due within one year in 2002 are secured. No other borrowings have been secured.

Bank loans and other borrowings are denominated in a number of currencies and bear interest based on LIBOR or foreign equivalents or government bond rates appropriate to the country in which the borrowing is incurred.

Bank loans and overdrafts are secured by fixed charges over land and buildings and floating charges over stocks and debtors.

16. Provisions for liabilities and charges

	Vacant properties	Restructuring	Deferred consideration	Post retirement benefits	Total
	$m	$m	$m	$m	$m
At 1 January 2000	–	–	0.3	0.3	0.6
Created	3.3	23.2	–	1.8	28.3
Utilised in year	–	(14.6)	–	–	(14.6)
At 31 December 2000	3.3	8.6	0.3	2.1	14.3
Created	6.0	4.8	–	1.1	11.9
Utilised in year	(3.0)	(5.2)	–	–	(8.2)
At 31 December 2001	6.3	8.2	0.3	3.2	18.0
Created	–	–	0.4	0.2	0.6
Utilised in year	(0.8)	(4.8)	–	–	(5.6)
At 31 December 2002	5.5	3.4	0.7	3.4	13.0

Vacant property provisions represent the net rental cost to the group of empty leasehold properties up to the end of the relevant lease periods. The provisions will be utilised between 2003 and 2010.

Restructuring provisions include $2.0m payable under contractual arrangements with employees for previous changes in control payable in 2004 and severance costs payable when the relevant employees leave the NFO Group's employment.

Deferred consideration represents amounts the NFO Group is contractually bound to pay in the future for acquisitions. The amounts are determined by future results of the acquired businesses and have been calculated with reference to the latest information available. The amounts are payable between 2003 and 2008.

Post retirement benefit provisions are calculated from actuarial valuations of post retirement benefit plans across the NFO Group and will be satisfied over the current service lives of the employees.

17. Financial instruments

The NFO Group does not operate a separate treasury function. Since its merger with Interpublic in 2000 the treasury function has been performed by Interpublic with policy determined by the board of Interpublic. Therefore the NFO Group does not hold or issue financial instruments in order to manage interest and foreign currency risks arising from its operations. Additionally the NFO Group does not hold financial instruments for trading purposes. The NFO Group's major financial risks relate to movements in exchange rates and interest rates.

The NFO Group is principally financed through inter-company funding by its parent, Interpublic. This facility was put in place in 2000 following the merger of NFO and Interpublic and consists of a loan of $127.0m and a line of credit. Both debts are interest bearing. Additionally certain overseas subsidiaries have obtained financing through revolving credit agreements, term loans, bank overdraft facilities and finance lease agreements. These facilities are typically drawn in local currency.

Surplus cash is deposited with highly rated banks on maturities ranging from overnight up to three months.

The NFO Group has significant operations outside of the US and consequently the balance sheet can be significantly affected by movements in US Dollar exchange rates. In addition currency exposures can arise from sales and purchases transactions denominated in foreign currencies.

Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures.

Currency and interest rate risk profile of financial liabilities

The currency and interest rate risk profile of the NFO Group's financial liabilities at 31 December 2000, 2001 and 2002, was as follows:

Currency	*Floating rate financial liabilities $m*	*Fixed rate financial liabilities $m*	*Financial liabilities on which no interest is paid $m*	*Total $m*	*Average years to maturity*		
					Floating rate	*Fixed rate*	*No interest*
Sterling	4.3	1.0	–	5.3	1.0	1.4	–
US Dollars	–	171.7	12.2	183.9	–	1.0	3.0
Euro	5.8	0.5	–	6.3	1.7	1.8	–
Other currencies	–	–	–	–	–	–	–
At 31 December 2000	10.1	173.2	12.2	195.5	1.4	1.0	3.0
Sterling	5.7	0.9	–	6.6	1.0	0.4	–
US Dollars	–	157.0	14.8	171.8	1.0	1.0	3.4
Euro	3.2	0.4	–	3.6	1.4	1.2	–
Other currencies	0.8	–	–	0.8	1.0	–	–
At 31 December 2001	9.7	158.3	14.8	182.8	1.1	1.0	3.4
Sterling	5.7	–	–	5.7	1.0	–	–
US Dollars	0.1	151.8	9.6	161.5	1.0	1.0	3.4
Euro	3.7	0.7	–	4.4	1.1	1.9	–
Other currencies	0.7	–	–	0.7	1.0	–	–
At 31 December 2002	10.2	152.5	9.6	172.3	1.0	1.0	3.4

17. Financial instruments (continued)

All the NFO Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

In addition to the above, the NFO Group's provisions of $12.2m, $14.8m and $9.6m at 31 December 2000, 2001 and 2002, respectively for vacant properties, restructuring and deferred consideration (note 16) met the definition of financial liabilities. These financial liabilities have not been discounted and are therefore included as financial liabilities on which no interest is charged.

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR equivalents, which are fixed in advance for periods of between one month and six months.

Currency and interest rate risk profile of financial assets

Currency	*Financial assets $m*
Sterling	1.5
US Dollars	2.3
Euro	6.0
Other currencies	2.7
At 31 December 2000	12.5
Sterling	–
US Dollars	7.9
Euro	7.8
Other currencies	4.2
At 31 December 2001	19.9
Sterling	0.1
US Dollars	6.7
Euro	17.7
Other currencies	4.5
At 31 December 2002	29.0

Financial assets represent cash at bank and in hand and which earn interest at floating rates.

17. Financial instruments (continued)

Maturity of financial liabilities

The maturity profile of the carrying amount of the NFO Group's financial liabilities, other than short-term trade creditors and accruals at 31 December 2000, 2001 and 2002, was as follows:

	Within 1 year $m	*Between 1 and 2 years $m*	*Between 2 and 5 years $m*	*Over 5 years $m*	*Total $m*
Debt	178.1	1.9	0.3	–	180.3
Finance leases	0.6	0.8	1.6	–	3.0
Other financial liabilities	–	5.8	6.4	–	12.2
At 31 December 2000	178.7	8.5	8.3	–	195.5
Debt	165.6	0.2	–	–	165.8
Finance leases	0.6	0.3	1.2	–	2.1
Other financial liabilities	–	5.4	8.5	0.9	14.8
At 31 December 2001	166.2	5.9	9.7	0.9	182.7
Debt	160.6	–	–	0.2	160.8
Finance leases	0.5	0.5	0.9	–	1.9
Other financial liabilities	0.4	3.7	4.2	1.3	9.6
At 31 December 2002	161.5	4.2	5.1	1.5	172.3

Other financial liabilities includes provisions for vacant properties, restructuring provisions and deferred consideration (note 16).

Borrowing facilities

The NFO Group has the following undrawn committed borrowing facilities available at 31 December 2000, 2001, 2002 in respect of which all conditions precedent had been met at those dates:

		31 December	
	2000 $m	*2001 $m*	*2002 $m*
Expiring within 1 year – floating	2.8	2.7	2.8

The facilities expiring within one year at 31 December 2002 were annual facilities subject to review at various dates during 2003. All these facilities incurred commitment fees at market rates.

17. Financial instruments (continued)

Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the NFO Group's financial assets and financial liabilities at 31 December 2000, 2001 and 2002. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. Set out in the table below is a summary of the methods and assumptions used for each category of financial instrument.

	31 December					
	2000		*2001*		*2002*	
	Book value $m	*Fair value $m*	*Book value $m*	*Fair value $m*	*Book value $m*	*Fair value $m*
Short-term borrowings	178.7	179.5	166.2	169.4	161.1	162.3
Long-term borrowings	4.6	4.6	1.7	1.7	1.6	1.6
Deferred consideration and future property rentals and restructuring	12.2	9.4	14.8	11.5	9.6	7.9
Cash at bank and in hand	12.5	12.5	19.9	19.9	29.0	29.0

Summary of methods and assumptions

Short-term deposits and borrowings	The fair value of short-term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.
Long-term borrowings	The fair value of the NFO Group's bank loans and other loans, approximates to the carrying value reported in the balance sheet as the majority are floating rate where payments are reset to market rates at intervals of less than one year.

17. Financial instruments (continued)

Currency exposures

The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the group companies and the NFO Group.

	Net foreign currency monetary assets/(liabilities)				
	Sterling $m	*US Dollars $m*	*Euro $m*	*Other currencies $m*	*Total $m*
Functional currency of group operation:					
Sterling	–	–	–	–	–
US Dollars	–	–	–	–	–
Euro	–	(0.1)	–	–	(0.1)
Other currencies	–	0.9	–	–	0.9
At 31 December 2000	–	0.8	–	–	0.8
Functional currency of group operation:					
Sterling	–	–	–	–	–
US Dollars	–	–	–	–	–
Euro	–	–	–	–	–
Other currencies	–	0.6	0.1	–	0.7
At 31 December 2001	–	0.6	0.1	–	0.7
Functional currency of group operation:					
Sterling	–	(0.2)	(1.0)	–	(1.2)
US Dollars	–	–	–	–	–
Euro	–	–	–	0.4	0.4
Other currencies	–	1.4	1.0	–	2.4
At 31 December 2002	–	1.2	–	0.4	1.6

Financial instruments held for trading purposes

The NFO Group does not hold financial instruments for trading purposes.

18. Cash flow from operating activities

Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities:

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Continuing operations			
Operating (loss)/profit	(5.9)	8.3	27.0
Depreciation of tangible fixed assets	10.1	10.3	11.0
Profit on disposal of fixed assets	–	–	(0.1)
Amortisation of goodwill and other intangible fixed assets	12.0	12.5	13.7
Increase in stocks – work in progress	(6.6)	(7.0)	(3.8)
Decrease in debtors	0.9	1.9	17.0
Increase/(decrease) in creditors	(4.0)	8.6	(12.8)
Increase/(decrease) in provisions	13.7	3.6	(5.0)
Net cash inflow from continuing operations	20.2	38.2	47.0

Reconciliation of net cash flow to movement in net debt

	Year ended 31 December		
	2000	*2001*	*2002*
	$m	*$m*	*$m*
Increase/(decrease) in cash in the year	(5.5)	9.1	7.7
Cash inflow/(outflow) from increase in debt	(8.6)	15.4	7.0
Change in net debt resulting from cash flows	(14.1)	24.5	14.7
Translation difference	(0.7)	(1.7)	(0.4)
Movement in net debt in the year	(14.8)	22.8	14.3
Net debt at 1 January	(156.0)	(170.8)	(148.0)
Net debt at 31 December	(170.8)	(148.0)	(133.7)

Analysis of net debt

	At 1 January 2000	*Cash flow*	*Exchange movement*	*Acquisi- tions*	*At 31 December 2000*
	$m	*$m*	*$m*	*$m*	*$m*
Cash at bank and in hand	19.9	(5.6)	(1.9)	0.1	12.5
Bank loans and other borrowings	(172.2)	161.8	1.0	–	(9.4)
Obligations under finance leases	(3.7)	0.5	0.2	–	(3.0)
Amounts owed to parent	–	(170.9)	–	–	(170.9)
	(156.0)	(14.2)	(0.7)	0.1	(170.8)

18. Cash flow from operating activities (continued)

	At 1 January 2001 $m	*Cash flow $m*	*Exchange movement $m*	*Acquisitions $m*	*At 31 December 2001 $m*
Cash at bank and in hand	12.5	9.0	(1.7)	0.1	19.9
Bank loans and other borrowings	(9.4)	0.2	–	–	(9.2)
Obligations under finance leases	(3.0)	0.9	–	–	(2.1)
Amounts owed to parent	(170.9)	14.3	–	–	(156.6)
	(170.8)	24.4	(1.7)	0.1	(148.0)

	At 1 January 2002 $m	*Cash flow $m*	*Exchange movement $m*	*Acquisitions $m*	*At 31 December 2002 $m*
Cash at bank and in hand	19.9	7.5	1.4	0.2	29.0
Bank loans and other borrowings	(9.2)	1.4	(1.3)	–	(9.1)
Obligations under finance leases	(2.1)	0.7	(0.5)	–	(1.9)
Amounts owed to parent	(156.6)	4.9	–	–	(151.7)
	(148.0)	14.5	(0.4)	0.2	(133.7)

Analysis of the net cash outflow in respect of the purchase of subsidiaries,

		31 December	
	2000 $m	*2001 $m*	*2002 $m*
Cash consideration			
Prior year acquisitions	11.2	4.5	–
Current year acquisitions	2.5	–	4.8
	13.7	4.5	4.8
Net cash acquired	(0.1)	(0.1)	(0.2)
Net cash outflow in respect of the purchase of subsidiaries	13.6	4.4	4.6

19. Pension commitments and post retirement benefits

The NFO Group operates a number of pension plans and post retirement benefit plans for its employees throughout the world. The pension plans consist of defined benefit plans and defined contribution plans with the main defined benefit plan operating in the US. The NFO Group also complies with local laws and regulations relating to the payment of retirement benefits.

One of NFO's subsidiaries has a defined benefit pension plan (the Plan) covering approximately two thirds of NFO's US employees. NFO's funding policy is to contribute annually, the amount required to be funded in accordance with IRS regulations.

Under SSAP 24, the total cost of the Plan was $0.8m (2001 $0.7m, 2000 $0.5m). These have been derived by adjusting US GAAP figures as explained below.

Under US GAAP, the cost relating to the Plan is assessed in accordance with the advice of a qualified actuary using the projected unit method for the purpose of FAS 87. The latest actuarial assessment of those schemes for the purpose of setting FAS 87 pension costs was as at 31 December 2001. Qualified actuaries have updated this valuation using approximate methods to obtain results appropriate for SSAP 24. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment return would be 8.25 per cent. per annum, that salary increases would average 3.5 per cent. per annum and that there would be no increase to pensions in payments.

At the date of the latest actuarial valuation, the market value of the assets of the Plan was $8.1m and this was sufficient to cover 86 per cent. of the actuarial liability in respect of benefits that had accrued to members, after allowing for expected future increases in earnings.

A prepayment of $0.3m (2001 $0.7m, 2000 $0.8m) is included in debtors, this being the excess of the accumulated pension contributions paid over the accumulated cost charged to the profit and loss accounts.

NFO also sponsors a post retirement healthcare plan covering US employees. Costs for this plan have been assessed under FAS 106, which is suitable to meet the requirements of SSAP 24. As is permitted by US accounting rules, provision is only made for post retirement medical benefits for employees currently over the age of 45.

The total cost for this retiree healthcare plan was $0.1m (2001 $0.6m, 2000 $0.5m). The cost relating to this plan is assessed in accordance with the advice of a qualified actuary using the projected unit method for the purpose of FAS 106. The latest actuarial assessment for the purpose of setting FAS106 benefit costs was at 31 December 2001. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in healthcare costs. It was assumed that healthcare cost increases would be 7 per cent. to 9 per cent. in 2002 and 6 per cent. to 8 per cent. in 2003 declining to a constant 5 per cent. in 2006 and thereafter.

A provision of $2.5m (2001 $2.0m, 2000 $1.7m) is included in provisions, this being the excess of the accumulated healthcare costs over the actual payments made.

The defined contribution plans in the US, established under Section 401(k), cover the majority of full time employees. Costs are charged to the profit and loss account in the period in which they are incurred. The costs of these plans were $1.4m (2001 $1.2m, 2000 $0.9m) and the accrued liabilities were at the year end $0.2m (2001 $nil, 2000 $nil).

The above figures are before any offsetting deferred tax assets/provisions.

19. Pension commitments and post retirement benefits (continued)

FRS 17 Disclosures

The NFO Group operates one defined benefit pension scheme in the US. Full actuarial valuations were carried out as at 31 December 2002, by independent qualified actuaries in accordance with FRS 17. The major assumptions used by the actuaries were:

	Year ended 31 December	
	2001	*2002*
	%	*%*
Rate of increase in pensionable salaries	3.50	3.50
Rate of increase pensions in payment	0.00	0.00
Discount rate	7.25	6.75

The assets of the scheme and the expected rate of return were:

	Year ended 31 December			
	2001	*2001*	*2002*	*2002*
	Value	*Long-term rate of return expected*	*Value*	*Long-term rate of return expected*
	$m	*%*	*$m*	*%*
Equities	5.7	10.45	4.6	9.25
Bonds	2.3	7.25	1.9	6.75
Cash	0.1	5.25	0.1	4.75
Total market value of assets	8.1		6.6	
Present value of scheme liabilities	(11.1)		(13.5)	
(Deficit) in the scheme	(3.0)		(6.9)	
Related deferred tax asset	1.2		2.8	
Net pension liability	(1.8)		(4.1)	
Prepayments carried under SSAP 24	0.4		0.2	
Decrease in net assets under FRS 17	(2.2)		(4.3)	

The NFO Group also operates one post retirement medical benefit scheme in the US. Full actuarial valuations were carried out as at 31 December 2002 by independent qualified actuaries in accordance with FRS17. The major assumptions used by the actuaries were:

	Year ended 31 December	
	2001	*2002*
	%	*%*
Healthcare trend rate initial	6.50-8.50	7.00-9.00
Healthcare trend rate ultimate	4.50	5.00
Discount rate	7.25	6.75

19. Pension commitments and post retirement benefits (continued)

The assets of the scheme and the expected rate of return were:

	Year ended 31 December 2001 Value at $m	*2002 Value at $m*
Total market value of assets	–	–
Present value of scheme liabilities	(3.0)	(3.6)
(Deficit) in the scheme	(3.0)	(3.6)
Related deferred tax asset	1.2	1.4
Net pension liability	(1.8)	(2.2)
Provisions carried under SSAP 24	(1.2)	(1.5)
Decrease in net assets under FRS 17	(0.6)	(0.7)

Under FRS 17, the following amounts would be recorded in the financial statements:

Analysis of amount charged to operating profit/(loss) in respect of defined benefit schemes under FRS 17

	Pension benefit 2002 $m	*Medical benefit 2002 $m*	*Total 2002 $m*
Current service cost	0.8	0.3	1.1
Past service cost	–	–	–
Total operating charge	0.8	0.3	1.1

Analysis of the amount charged to other finance income

	Pension benefit 2002 $m	*Medical benefit 2002 $m*	*Total 2002 $m*
Expected return on assets	0.8	–	0.8
Interest on liabilities	(0.8)	(0.2)	(1.0)
Net return	–	(0.2)	(0.2)

19. Pension commitments and post retirement benefits (continued)

Analysis of amount recognised in statement of total recognised gains and losses

	Pension benefit 2002 $m	*Medical benefit 2002 $m*	*Total 2002 $m*
Actual return less expected return on pension scheme assets	(1.9)	–	(1.9)
Experience gains and losses arising on the scheme liabilities	(0.6)	(0.2)	(0.8)
Changes in the assumptions underlying the present value of the scheme liabilities	(1.1)	–	(1.1)
Actuarial gain/(loss) recognised in statement of total recognised gains and losses	(3.6)	(0.2)	(3.8)

History of experience gains and losses

	Pension benefit 2002 $m	*Medical benefit 2002 $m*
Difference between the actual and expected return on scheme assets:		
Amount ($m)	(1.9)	–
Percentage of scheme assets	(29.5)%	–%
Experience gains and losses on scheme liabilities:		
Amount ($m)	(0.6)	(0.2)
Percentage of present value of scheme liabilities	(4.4)%	(5.4)%
Total amount recognised in statement of total recognised gains and losses:		
Amount ($m)	(3.6)	(0.2)
Percentage of present value of scheme liabilities	(26.9)%	(5.4)%

Movement in FRS 17 provision

	Pension benefit 2002 $m	*Medical benefit 2002 $m*	*Total 2002 $m*
Deficit in the scheme at the beginning of the period	(3.0)	(3.0)	(6.0)
Movement:	–	–	
Current service cost	(0.8)	(0.3)	(1.1)
Contributions	0.5	0.1	0.6
Past service cost	–	–	–
Other finance charges	–	(0.2)	(0.2)
Actuarial loss	(3.6)	(0.2)	(3.8)
Deficit in the scheme at the end of the period	(6.9)	(3.6)	(10.5)

20. Divisional equity and reserves

	Divisional equity $m	Profit and loss account $m
At 1 January 2000	73.3	37.4
Exchange differences	–	2.1
Tax benefit arising on exercise of share options	–	8.7
Retained loss for the year	–	(15.7)
Capital contributions by parent	6.7	–
At 31 December 2000	80.0	32.5
Exchange differences	–	(1.4)
Tax benefit arising on exercise of share options	–	1.8
Retained loss for the year	–	(3.8)
Capital contributions by parent	3.4	–
At 31 December 2001	83.4	29.1
Exchange differences	–	5.5
Tax benefit arising on exercise of share options	–	0.4
Retained profit for the year	–	9.5
At 31 December 2002	83.4	44.5

Divisional equity represents share capital, share premium and capital contributions provided by the parent company.

21. Financial commitments

Capital commitments

	Year ended 31 December		
	2000 *$m*	*2001* *$m*	*2002* *$m*
Contracts placed for future capital expenditure not provided in the financial statements	–	–	–

Operating lease commitments

As at 31 December 2000, 2001 and 2002 the NFO Group had annual commitments under non-cancellable operating lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years, as follows:

	31 December					
	2000		*2001*		*2002*	
	Property *$m*	*Vehicles, plant and equipment* *$m*	*Property* *$m*	*Vehicles, plant and equipment* *$m*	*Property* *$m*	*Vehicles, plant and equipment* *$m*
Lease expiry:						
Within one year	0.8	–	–	–	3.7	0.2
Within two to five years	12.3	1.9	14.1	2.2	8.2	2.1
After five years	4.5	0.4	4.1	0.2	5.8	0.1
	17.6	2.3	18.2	2.4	17.7	2.4

22. Contingent liabilities

The NFO Group initially acquired a 60 per cent. interest in AISA during 2000. The vendor of AISA retains an option to sell a further 8 per cent. per year commencing from 2004 with the purchase price being calculated using a multiple of seven times average profit before taxation for the three years prior to the year in which each option is exercised. In addition, if this option is not exercised the NFO Group has the option to purchase from the vendor the remaining interest in AISA during 2009, based on the multiple of profit before taxation noted above. At present, it is estimated that acquiring the additional 40 per cent. of AISA's equity would cost the NFO Group $4.4m.

The NFO Group has entered into change in control agreements with certain of its senior executives which may result in payments under certain circumstances in the event of a change in control as defined in the respective agreement of approximately $4.0m.

The NFO Group is involved in a number of employment related proceedings, the most material of which relate to the dismissal of employees at Migliara Kaplan Associates Inc. In addition, the NFO Group is involved in a dispute relating to the use of one of its trademarks in France.

The NFO Group currently has no significant guarantees or securities.

23. Related party transactions

The ultimate parent undertaking of NFO WorldGroup, Inc. is The Interpublic Group of Companies, Inc, a company registered in the United States of America.

In preparing this financial information advantage has been taken of the exemption provided by Financial Reporting Standard 8 (Related Party Disclosures) in not disclosing transactions with other group companies where there is a common ownership interest in excess of 90% and where such transactions are fully eliminated on consolidation.

Transactions with other members of the Interpublic Group of Companies are as follows:

- Interpublic provided NFO Group with certain general and administrative services, including insurance, legal, financial, and other corporate functions. In respect of these services, a service fee was paid to Interpublic of $4.1m in 2001 and $9.2m in 2002. No amount was paid in respect of 2000. Amounts outstanding at each balance sheet date were as follows: 31 December 2000 $nil; 31 December 2001 $1.9m and 31 December 2002 $3.0m.
- Interpublic provided funding facilities to NFO Group on which interest was charged linked to market rates. The interest expense was $8.8m in 2000, $12.8m in 2001 and $9.9m in 2002.

Inter-company indebtedness to Interpublic is disclosed in note 15 to the financial information.

NFO Group provides market research services to some Interpublic subsidiaries. These market research services are conducted on an arm's length basis. The revenues recorded from these services were $1.9m in 2000, $2.3m in 2001 and $2.6m in 2002. Amounts due in respect of these revenues, included within debtors, were $nil at 31 December 2000, $0.5m at 31 December 2001 and $2.1m at 31 December 2002.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 3

FINANCIAL INFORMATION ON TNS

The financial information set out below has been extracted, without material adjustment, from the audited consolidated financial statements of TNS for the three years ended 31 December 2002. The financial statements of TNS have been prepared under UK generally accepted accounting principles.

The information set out below does not constitute statutory accounts within the meaning of section 240(5) of the Companies Act 1985. The auditors of TNS for the two financial years ended 31 December 2001 were PricewaterhouseCoopers and for the financial year ended 31 December 2002 were PricewaterhouseCoopers LLP. The auditors of TNS have made reports under section 235 of the Companies Act 1985 in respect of each of the statutory accounts and each report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. Statutory accounts of TNS for the two financial years ended 31 December 2001 have been delivered to the Registrar of Companies in England and Wales. Statutory accounts of TNS for the financial year ended 31 December 2002 will be delivered to the Registrar of Companies in England and Wales in due course.

GROUP PROFIT AND LOSS ACCOUNT

For the year ended 31 December	Notes	*2000* *£m*	*2001* *£m*	*2002* *£m*
Continuing activities		479.3	582.7	601.9
Acquisitions		–	–	17.0
Turnover		479.3	582.7	618.9
Less share of joint ventures		–	(7.6)	(15.7)
Turnover excluding joint ventures	2	479.3	575.1	603.2
Cost of sales		(170.7)	(206.0)	(212.3)
Gross profit		308.6	369.1	390.9
Administrative expenses		(269.6)	(328.6)	(352.6)
Operating profit				
Continuing activities (after goodwill charges of; 2000 £5.4m; 2001 £13.7m; 2002 £18.6m)		39.0	40.5	38.7
Acquisitions (after goodwill charges of; 2000 £nil; 2001 £nil; 2002 £1.0m)		–	–	(0.4)
Operating profit before joint ventures and associates	2	39.0	40.5	38.3
Share of operating profit of joint ventures (after goodwill charges of; 2000 £nil; 2001 £0.2m; 2002 £0.6m)		–	0.8	1.3
Operating profit including joint ventures before goodwill charges	2	44.4	55.2	59.8
Goodwill charges		(5.4)	(13.9)	(20.2)
Operating profit including joint ventures		39.0	41.3	39.6
Share of operating profit of associates		1.2	–	0.2
Profit on ordinary activities before interest and taxation		40.2	41.3	39.8
Interest receivable and similar income		0.9	0.6	0.8
Interest payable	5	(8.1)	(11.4)	(11.3)
Other finance charges	5	(0.6)	(0.9)	(0.7)
Profit on ordinary activities before taxation	3	32.4	29.6	28.6
Taxation on profit on ordinary activities	6	(11.6)	(13.3)	(15.5)
Profit on ordinary activities after taxation		20.8	16.3	13.1
Minority interests		(0.3)	(0.4)	(0.7)
Profit for the year		20.5	15.9	12.4
Dividends	8	(7.8)	(9.0)	(10.0)
Retained profit for the year		12.7	6.9	2.4
Adjusted earnings per share before goodwill charges	9	7.0p	8.0p	8.6p
Basic earnings per share	9	5.5p	4.3p	3.3p
Diluted earnings per share	9	5.3p	4.1p	3.2p
Dividend per share	8	2.1p	2.4p	2.6p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above, and their historical cost equivalents.

GROUP BALANCE SHEET

At 31 December

	Notes	2000 £m	2001 £m	2002 £m
Fixed assets				
Intangible assets	10	136.8	202.0	178.6
Tangible assets	11	54.2	58.3	56.1
Investments				
Share of gross assets of joint ventures		–	19.2	22.3
Share of gross liabilities of joint ventures		–	(2.1)	(3.7)
	13	–	17.1	18.6
Associates	13	3.7	0.7	0.9
Other investments	13	11.2	7.9	8.3
		14.9	25.7	27.8
		205.9	286.0	262.5
Current assets				
Stock	14	39.9	34.0	28.8
Debtors	15	139.8	144.4	159.3
Cash at bank and in hand		19.5	24.1	35.6
		199.2	202.5	223.7
Creditors: amounts falling due within one year	16	(188.5)	(192.6)	(219.2)
Net current assets		10.7	9.9	4.5
Total assets less current liabilities		216.6	295.9	267.0
Creditors: amounts falling due after more than one year	16	(157.8)	(220.6)	(202.5)
Provisions for liabilities and charges	17	(22.6)	(32.3)	(23.6)
Net assets		36.2	43.0	40.9
Capital and reserves				
Called up share capital	20	19.4	19.5	19.6
Share premium	22	101.1	102.7	105.3
Other reserves	22	0.4	0.9	1.2
Profit and loss account	22	(87.7)	(85.2)	(90.5)
Equity shareholders' funds		33.2	37.9	35.6
Minority interests		3.0	5.1	5.3
		36.2	43.0	40.9

GROUP CASH FLOW STATEMENT

For the year ended 31 December

	Notes	*2000* *£m*	*2001* *£m*	*2002* *£m*
Cash flow from operating activities				
Net cash inflow from continuing operating activities	24	55.9	72.7	67.0
Dividends from associated undertakings		0.3	0.1	0.1
Returns on investments and servicing of finance				
Interest received		0.8	0.5	0.9
Interest paid		(6.1)	(12.0)	(10.7)
Issue cost of new loans		(1.5)	–	–
Dividends paid to minority interests		(0.5)	–	(0.4)
Net cash outflow from returns on *investments and servicing of finance*		(7.3)	(11.5)	(10.2)
Taxation				
Taxation paid		(15.1)	(11.6)	(15.3)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(19.8)	(19.8)	(16.2)
Purchase of intangible fixed assets		(0.1)	(0.2)	–
Purchase of investments		(0.2)	(0.1)	(0.1)
Purchase of own shares		–	–	(2.2)
Sale of tangible fixed assets		0.8	1.0	1.0
Net cash outflow from capital expenditure and financial investment		(19.3)	(19.1)	(17.5)
Acquisitions and disposals				
Purchase of subsidiary undertakings	24	(96.1)	(73.7)	(5.9)
Purchase of businesses	24	–	–	(13.6)
Net cash acquired with subsidiary undertakings and businesses	24	1.4	0.6	0.2
Purchase of joint ventures and associates		–	(12.1)	(0.2)
Sale of joint ventures		–	–	0.1
Net cash outflow from acquisitions and disposals		(94.7)	(85.2)	(19.4)
Equity dividends paid		(6.5)	(8.5)	(9.5)
Cash outflow before financing		(86.7)	(63.1)	(4.8)
Financing				
Issue of ordinary share capital		0.4	–	–
Proceeds on exercise of share options		–	4.8	3.8
Increase in debt		82.7	63.1	12.5
Increase/(decrease) in cash in the year	24	(3.6)	4.8	11.5

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2000 *£m*	*2001* *£m*	*2002* *£m*
Profit for the year	20.5	15.9	12.4
Amounts arising on the exercise of share options	–	0.5	0.3
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	(1.2)	(2.5)	(7.3)
Tax on gains/(losses) on foreign currency borrowings hedging foreign investments	0.6	(0.5)	0.7
Total recognised gains and losses relating to the year	19.9	13.4	6.1

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

For the year ended 31 December

	2000 *£m*	*2001* *£m*	*2002* *£m*
Profit for the year	20.5	15.9	12.4
Dividends	(7.8)	(9.0)	(10.0)
	12.7	6.9	2.4
Amounts deducted in respect of shares issued to QUEST	–	(1.0)	(1.1)
Amounts arising on the exercise of share options	–	0.5	0.3
Share of former associates	–	(0.4)	–
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments (net of taxation)	(0.6)	(3.0)	(6.6)
New share capital issued (including share premium)	1.4	1.7	2.7
Net (reduction)/addition to equity shareholders' funds	13.5	4.7	(2.3)
Opening equity shareholders' funds	19.7	33.2	37.9
Closing equity shareholders' funds	33.2	37.9	35.6

NOTES TO THE FINANCIAL STATEMENTS

1 Accounting policies

Basis of accounting

The financial information has been prepared under the historical cost convention in accordance with applicable UK Accounting Standards. FRS 19 was adopted by the Group in the year ended 31 December 2002. This adoption represented a change in accounting policy, however the effect on 2001 was not material and therefore the 2001 comparative numbers have not been restated. The results for 2000 are those presented in the financial statements for the year ended 31 December 2000. In 2001, the group adopted the transitional arrangements of FRS 17 'Retirement Benefits', which require additional disclosures in respect of retirement benefits, as set out in note 19. A summary of the principal group accounting policies, which have been applied consistently, is given below.

Basis of consolidation

The consolidated financial information includes the results of Taylor Nelson Sofres plc and its subsidiary undertakings up to 31 December 2002. The results of all subsidiary undertakings acquired or disposed of are accounted for under acquisition accounting rules and are included in the profit and loss account from the effective date of control. Intra-group sales and profits are eliminated on consolidation.

Joint ventures and Associates

Joint ventures are those entities in which the group holds a long-term interest and which are jointly controlled by the group and one or more venturers under a contractual agreement. Joint ventures are accounted for using the gross equity method of accounting.

Associates are those undertakings, other than subsidiaries and joint ventures, in which the group holds a long-term participating interest and exerts a significant influence. The group's share of profits/losses of associates is included in the group profit and loss account and the group's share of their net assets, together with goodwill arising on acquisition, is included in the group balance sheet.

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising on consolidation for acquisitions made since 1 January 1998 is amortised in equal annual instalments over its estimated useful economic life of up to 20 years, and charged to the profit and loss account. Goodwill arising on consolidation prior to 1 January 1998 of £142.2m has been eliminated against reserves and would be charged to the profit and loss account in the event of a disposal of the related business. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account except for differences arising on the retranslation of loans taken out to finance overseas subsidiaries which are dealt with through reserves.

Financial statements of overseas operations are translated using the closing rate net investment method, except that profits and losses of overseas operations are translated at the average exchange rate applicable to the period. Differences arising on translation of the net assets of

overseas operations are dealt with through reserves and are reported in the statement of total recognised gains and losses.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress.

Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase.

Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors.

Provisions are made for losses on projects as soon as they are identified.

Fixed asset investments

Fixed asset investments are stated at cost less provisions for any permanent diminution in the value of investments.

Tangible and intangible fixed assets

Fixed assets are stated at original cost or, where appropriate, fair value when acquired, less accumulated depreciation. Assets under construction consist of costs directly attributable to purchasing and installing tangible fixed assets ahead of their productive use. External and internal costs are capitalised to the extent that they enhance the future economic benefits of the business. Internal costs are only capitalised if they are also incremental to the group. Provisions are made and charged to the profit and loss account where the value of assets has been impaired in relation to their value-in-use to the business and charged to the profit and loss account. Depreciation is calculated to write off the cost less the estimated residual value of each asset on a straight-line basis over its expected useful life as follows:

Freehold land	no depreciation
Freehold buildings	33 years
Short leasehold land and buildings	period of lease
Patents, licences and other	20 years or remaining life if shorter
Goodwill	20 years or estimated useful economic life if shorter
Software and databases	15 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter
Fixtures, fittings, equipment and motor vehicles	3 – 10 years

No depreciation is charged on assets under construction until they are brought into use by the business.

Finance and operating leases

Assets held under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives or the term of the lease if shorter at the rate applicable to fixed assets of a similar category owned by the group. Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Work-in-progress

Work-in-progress is stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of attributable overheads.

Pension arrangements

The group operates a number of contributory pension plans. The majority of employees participate in defined contribution plans that are set up through insurance companies. Contributions are also made to personal pension plans at equivalent rates. Payments in respect of such current service contributions are charged in the financial statements as they fall due.

The group also operates defined benefit plans which provide pensions based on final salaries. The expected cost of pensions in respect of these plans is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the plans. Variations from the regular cost are spread over the expected remaining service lives of current employees in the plan. The pension cost is assessed in accordance with the advice of qualified independent actuaries.

Employee benefit trusts

Ordinary Shares held by the ESOP and the EBT have been included within fixed asset investments and are stated at cost less provisions for any permanent diminution in value. Net operating income from the plans is included under interest receivable and similar income in the group's consolidated profit and loss account. Costs of administration are included in the profit and loss account as they accrue. Profits arising on the disposal of shares held by the EBT as a result of the exercise of options are taken to other reserves. Contributions made by the company to the QUEST in respect of options exercised during the year under the 1989 Savings Related Share Option Scheme are charged directly to reserves.

Deferred consideration

Where acquisitions involve further payments that are deferred or contingent on levels of performance achieved in the years following acquisition, the profit and loss account is charged with notional interest to eliminate the benefit which the group is temporarily saving. The notional interest charged is calculated by reference to the period of deferral, current interest rates and the amount of the likely payments.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Bank facility arrangement fees

Bank facility arrangement fees are capitalised and charged to the profit and loss account in equal annual instalments over the life of the bank facilities.

2 Geographic analysis

In the opinion of the directors, the group has only one class of business, which is the provision of market information services.

	2000 Total £m	2001 Total £m	Continuing £m	Acquisitions £m	2002 Total £m
Turnover					
Sales by origin					
Europe					
– group	346.7	405.2	409.3	2.1	411.4
– joint ventures	–	1.9	2.2	–	2.2
Americas					
– group	95.6	128.7	133.9	14.9	148.8
– joint ventures	–	2.0	1.6	–	1.6
Asia Pacific					
– group	37.0	41.2	43.0	–	43.0
– joint ventures	–	3.7	11.9	–	11.9
Total	479.3	582.7	601.9	17.0	618.9
– group	479.3	575.1	586.2	17.0	603.2
– joint ventures	–	7.6	15.7	–	15.7
Sales by destination					
Europe					
– group	326.6	385.5	391.2	2.1	393.3
– joint ventures	–	1.9	2.2	–	2.2
Americas					
– group	116.1	147.7	150.9	14.9	165.8
– joint ventures	–	2.0	1.6	–	1.6
Asia Pacific					
– group	36.6	41.9	44.1	–	44.1
– joint ventures	–	3.7	11.9	–	11.9
Total	479.3	582.7	601.9	17.0	618.9
– group	479.3	575.1	586.2	17.0	603.2
– joint ventures	–	7.6	15.7	–	15.7

Intra-group turnover between geographic segments is not considered material.

2 Geographic analysis (continued)

	2000 Total £m	2001 Total £m	Continuing £m	Acquisitions £m	2002 Total £m
Operating profit before goodwill charges					
Europe					
– group	34.9	38.9	40.6	(0.1)	40.5
– joint ventures	–	0.3	0.1	–	0.1
Americas					
– group	7.8	14.4	15.7	0.7	16.4
– joint ventures	–	0.1	–	–	–
Asia Pacific					
– group	1.7	0.9	1.0	–	1.0
– joint ventures	–	0.6	1.8	–	1.8
Total	44.4	55.2	59.2	0.6	59.8
– group	44.4	54.2	57.3	0.6	57.9
– joint ventures	–	1.0	1.9	–	1.9
Profit on ordinary activities before taxation					
Europe					
– group	31.7	34.0	32.8	(0.3)	32.5
– joint ventures	–	0.3	0.1	–	0.1
Americas					
– group	5.7	5.8	5.1	(0.1)	5.0
– joint ventures	–	–	(0.2)	–	(0.2)
Asia Pacific					
– group	1.6	0.7	0.8	–	0.8
– joint ventures	–	0.5	1.4	–	1.4
Operating profit including joint ventures	39.0	41.3	40.0	(0.4)	39.6
– group	39.0	40.5	38.7	(0.4)	38.3
– joint ventures	–	0.8	1.3	–	1.3
Income from interests in associated undertakings	1.2	–			0.2
Interest receivable	0.9	0.6			0.8
Interest payable and other finance charges	(8.7)	(12.3)			(12.0)
	32.4	29.6			28.6

2 Geographic analysis (continued)

	2000 £m	2001 £m	2002 £m
Net assets			
Europe			
– group	38.4	29.9	33.1
– joint ventures	–	0.5	0.4
Americas			
– group	8.8	9.7	2.9
– joint ventures	–	2.8	2.8
Asia Pacific			
– group	(0.1)	(0.5)	(0.9)
– joint ventures	–	13.8	15.4
Net operating assets	47.1	56.2	53.7
– group	47.1	39.1	35.1
– joint ventures	–	17.1	18.6
Unallocated amounts:			
– current and deferred taxation	(5.2)	(7.1)	(6.2)
– dividends payable	(5.7)	(6.1)	(6.6)
Net assets	36.2	43.0	40.9

3 Profit on ordinary activities before taxation

	2000 £m	2001 £m	2002 £m
Profit on ordinary activities before taxation is stated after (charging)/crediting:			
Depreciation charge for the year:			
– tangible owned fixed assets	(15.7)	(18.4)	(19.1)
– tangible leased assets	–	(0.1)	(0.2)
Goodwill charges for the year:			
– amortisation	(5.4)	(8.8)	(13.3)
– impairment (see note 10)	–	(4.9)	(6.3)
Amortisation of other intangible fixed assets	(0.3)	(0.7)	(0.4)
Profit/(loss) on disposal of fixed assets	(0.1)	–	0.3
Auditors' remuneration for:			
– audit services	(0.6)	(0.6)	(0.9)
– non-audit services	(1.4)	(0.6)	(0.7)
Operating lease rentals:			
– plant and machinery	(0.6)	(0.9)	(0.6)
– property	(13.1)	(17.3)	(20.0)
Property rents receivable	1.7	1.8	2.2

Non-audit fees relate primarily to taxation advisory and compliance services. Additional auditors' remuneration of £nil (2001 £0.4m: 2000 £0.4m) for non-audit services has been capitalised in the year.

Cost of sales for continuing activities was £200.5m (2001 £206.0m; 2000 £170.7m) and for acquisitions was £11.8m.

Administrative costs for continuing activities were £347.0m (2001 £328.6m; 2000 £269.6m) and for acquisitions were £5.6m.

4 Employee information

Average number of employees (including directors)	*2000*	*2001*	*2002*
Marketing	2,477	2,782	3,318
Production services	3,783	4,832	4,573
Administration	865	1,071	1,172
	7,125	8,685	9,063

Staff costs (including directors)	£m	*£m*	*£m*
Wages and salaries	143.4	168.8	183.3
Social security costs	24.0	30.0	31.4
Other pension costs (see note 19)	4.9	5.8	6.1
	172.3	204.6	220.8

Details of directors' remuneration is shown in note 27.

5 Interest payable and other finance charges

	2000	*2001*	*2002*
	£m	*£m*	*£m*
Bank loans and overdrafts	8.0	11.4	11.3
Interest payable on finance leases	0.1	–	–
Interest payable	8.1	11.4	11.3
Amortisation of arrangement fee	–	0.3	0.3
Notional interest relating to deferred consideration	0.6	0.6	0.4
Other finance charges	0.6	0.9	0.7

6 *Taxation on profit on ordinary activities*

Information as presented in the 2002 financial statements.

Analysis of charge for the year

	2001	*2002*
	£m	*£m*
Current tax		
UK – corporation tax at 30% (2001: 30%, 2000: 30%)	5.2	3.7
– adjustments in respect of previous periods	(0.9)	0.2
Foreign tax – corporation taxes	13.1	14.5
– adjustments in respect of previous periods	0.1	0.2
Share of joint ventures and associates tax	0.2	0.4
	17.7	19.0
Double taxation relief	(4.5)	(2.9)
Total current tax charge for the year	13.2	16.1
Deferred tax		
Origination and reversal of timing differences	0.1	(0.6)
Tax on profit on ordinary activities	13.3	15.5

6 Taxation on profit on ordinary activities (continued)

Factors affecting the tax charge for the year

The rate of current tax charge on ordinary activities varied from the standard rate of corporation tax in the UK of 30% (2001 30%; 2000 30%) due to the following factors:

	2001 *£m*	*2002* *£m*
Profit on ordinary activities before tax	29.6	28.6
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001: 30%)	8.9	8.6
Effects of:		
non deductible expense – goodwill and other	4.2	6.0
timing differences	(0.2)	(0.2)
utilisation of losses	(0.2)	(0.2)
higher rates of overseas taxation	1.3	1.5
adjustments to tax charge in respect of previous periods	(0.8)	0.4
Total current tax charge for the year	13.2	16.1

Factors which may affect future tax charges

There are no unprovided deferred tax liabilities in the company or group. The group is carrying deferred tax assets of £1.6m (2001 £1.1m) relating to net operating losses and short term timing differences which have been offset against the group's deferred tax liability of £1.1m (2001 £1.2m). The group expects to use these losses in the foreseeable future.

There are no other factors expected to affect the group's tax rate going forward.

Deferred tax (asset)/liability

	2001 *£m*	*2002* *£m*
Capital allowances	(0.2)	(0.1)
Tax losses carried forward	(0.6)	(0.9)
Pension costs	(0.2)	(0.2)
Provision for potential capital gains tax liability	0.7	0.7
Other	0.4	–
Undiscounted provision for deferred tax – (asset)/liability	0.1	(0.5)
(Asset)/liability at 1 January 2002		0.1
Deferred tax credited to profit and loss account		(0.6)
(Asset)/liability at 31 December 2002		(0.5)

6 Taxation on profit on ordinary activities (continued)

Information as presented in the 2001 financial statements.

Tax on profit on ordinary activities 2001 and 2000

	2000 £m	2001 £m
UK corporation tax at 30% (2000 30%)		
Current	2.6	0.7
Deferred	(0.2)	(0.1)
UK corporation tax relating to previous years		
Current	(1.1)	(0.9)
Deferred	0.2	0.1
Overseas taxation		
Current	9.8	13.2
Deferred	0.1	0.1
	11.4	13.1
Share of joint venture taxation	–	0.2
Associated undertaking	0.2	–
	11.6	13.3

7 Profit for the year

As permitted under section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these financial statements. The retained profit after dividends for the year was £4.6m (2001 loss of £2.5m; 2000 £0.1m).

8 Dividends

	2000 £m	2001 £m	2002 £m
Interim paid of 0.9p per share (2001 0.8p; 2000 0.7p)	2.6	3.0	3.5
Final proposed of 1.7p per share (2001 1.6p; 2000 1.4p)	5.2	6.0	6.5
	7.8	9.0	10.0

The trustee of the ESOP has waived its right to all but 0.001p per share of the dividends due on the 2,312,241 shares it holds at 31 December 2002 (2001 2,748,046: 2000 3,507,703), until further notice. The amount waived in respect of the interim dividend was £22,000 in 2002 (2001 £24,000; 2000 £26,000) and the maximum to be waived in respect of the final dividend on shares currently held by the ESOP is £39,000 in 2002 (2001 £44,000; 2000 £49,000). The trustees of the EBT have also waived their right to all but 0.001p per share of the dividends due on the 7,467,266 shares the EBT holds at 31 December 2002 (2001 8,541,813; 2000 13,505,908), until further notice. The amount waived in respect of the interim dividend was £67,000 in 2002 (2001 £77,000; 2000 £94,000) and the maximum to be waived in respect of the final dividend on shares currently held by the EBT is £127,000 in 2002 (2001 £137,000; 2000 £189,000).

The final proposed dividend does not include a dividend on shares issued on the exercise of employee share options and allotment of new shares since 31 December 2002 or on other options which may be exercised prior to 23 May 2003 (in 2001 24 May 2002 and in 2000 25 May 2001), the record date.

9 Earnings per share

Basic earnings per share have been calculated on the profit after taxation and minority interests of £12.4m (2001 £15.9m; 2000 £20.5m) and on 380,639,215 shares (2001 373,724,213; 2000 370,290,975), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled.

The diluted earnings per share have been calculated in accordance with the provisions of FRS 14, with the weighted average number of shares in issue being adjusted to assume conversion of all dilutive potential shares for the period they were outstanding.

Shares held by the ESOP and the EBT which are under performance-based options are included in the diluted weighted average number of shares as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 386,581,928 (2001 383,693,389; 2000 387,481,189).

Adjusted earnings per share before goodwill charges have been calculated on the profit after taxation and minority interests of £32.6 m (2001 £29.8m; 2000 £25.9m), which excludes goodwill charges of £20.2m (2001 £13.9m; 2000 £5.4m) and on the basic weighted average number of shares. The directors believe that earnings per share before goodwill charges assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2000	*2001*	*2002*
Weighted average number of shares (millions)			
Share capital	387.3	388.6	390.4
Shares held by ESOP	(3.6)	(3.3)	(2.6)
Shares held by EBT	(13.5)	(11.6)	(7.2)
Basic earnings per share denominator	370.2	373.7	380.6
Dilutive effect of share options	17.3	10.0	6.0
Dilutive earnings per share denominator	387.5	383.7	386.6

10 Intangible fixed assets

	Goodwill £m	Patents and licences £m	Other £m	Total £m
Group				
Cost				
At 1 January 2000	61.9	1.9	2.2	66.0
Exchange differences	1.8	–	–	1.8
Additions – see note 12	78.7	0.1	–	78.8
At 31 December 2000	142.4	2.0	2.2	146.6
Amortisation				
At 1 January 2000	1.4	1.1	1.5	4.0
Exchange differences	0.1	–	–	0.1
Charge for year	5.4	0.1	0.2	5.7
Impairment	–	–	–	–
At 31 December 2000	6.9	1.2	1.7	9.8
Net book value				
At 31 December 2000	135.5	0.8	0.5	136.8

	Goodwill £m	Patents and licences £m	Other £m	Total £m
Group				
Cost				
At 1 January 2001	142.4	2.0	2.2	146.6
Exchange differences	(1.4)	–	(0.1)	(1.5)
Additions – see note 12	78.0	3.0	0.1	81.1
Disposals	(0.2)	–	(0.8)	(1.0)
At 31 December 2001	218.8	5.0	1.4	225.2
Amortisation				
At 1 January 2001	6.9	1.2	1.7	9.8
Exchange differences	(0.1)	–	–	(0.1)
Charge for year	8.8	0.5	0.2	9.5
Impairment	4.9	–	–	4.9
Disposals	–	(0.1)	(0.8)	(0.9)
At 31 December 2001	20.5	1.6	1.1	23.2
Net book value				
At 31 December 2001	198.3	3.4	0.3	202.0

10 Intangible fixed assets (continued)

	Goodwill £m	Patents and licences £m	Other £m	Total £m
Group				
Cost				
At 1 January 2002	218.8	5.0	1.4	225.2
Exchange differences	(12.9)	0.1	0.1	(12.7)
Additions – see note 12	18.3	–	0.1	18.4
Disposals	(10.1)	–	(0.2)	(10.3)
At 31 December 2002	214.1	5.1	1.4	220.6
Amortisation				
At 1 January 2002	20.5	1.6	1.1	23.2
Exchange differences	(0.9)	0.1	–	(0.8)
Charge for year	13.3	0.4	–	13.7
Impairment	6.3	–	–	6.3
Disposals	(0.3)	–	(0.1)	(0.4)
At 31 December 2002	38.9	2.1	1.0	42.0
Net book value				
At 31 December 2002	175.2	3.0	0.4	178.6

In accordance with FRS 11 'Impairment of fixed assets and goodwill', the carrying value of the goodwill held in respect of a number of the group's subsidiary undertakings has been compared to their recoverable amounts represented by their value in use to the group. The review has resulted in an impairment charge of £4.3m in respect of Indetec and £2.0m in respect of Tellex, a UK media intelligence business, in 2002 and impairments of £4.9m in relation to Indetec and Gallup Argentina in 2001. The discount rates used in the calculations to arrive at the valuations are between 9 per cent. and 12 per cent.

Disposals of goodwill represents reductions in amounts provided for deferred consideration and other acquisition related liabilities following revisions to estimates of the amounts payable.

11 Tangible fixed assets

	Freehold land and buildings £m	*Short leasehold land and buildings £m*	*Software and databases £m*	*Equipment £m*	*Total £m*
Group					
Cost					
At 1 January 2000	18.0	2.5	14.0	79.8	114.3
Exchange differences	0.1	–	0.2	1.4	1.7
Additions	0.4	0.1	2.3	17.1	19.9
Acquisitions	–	0.1	1.4	4.6	6.1
Disposals	(0.2)	(0.1)	(5.5)	(3.4)	(9.2)
At 31 December 2000	18.3	2.6	12.4	99.5	132.8
Depreciation					
At 1 January 2000	5.0	0.8	9.1	55.1	70.0
Exchange differences	0.1	–	0.1	1.0	1.2
Charge for year	0.5	–	1.7	13.5	15.7
Disposals	–	–	(5.5)	(2.8)	(8.3)
At 31 December 2000	5.6	0.8	5.4	66.8	78.6
Net book value					
At 31 December 2000	12.7	1.8	7.0	32.7	54.2

	Freehold land and buildings £m	*Short leasehold land and buildings £m*	*Software and databases £m*	*Equipment £m*	*Total £m*
Group					
Cost					
At 1 January 2001	18.3	2.6	12.4	99.5	132.8
Exchange differences	(0.4)	–	(0.2)	(0.6)	(1.2)
Additions	2.3	1.1	1.5	15.0	19.9
Acquisitions	0.4	–	0.5	3.1	4.0
Disposals	(0.2)	(0.1)	(1.5)	(12.3)	(14.1)
At 31 December 2001	20.4	3.6	12.7	104.7	141.4
Depreciation					
At 1 January 2001	5.6	0.8	5.4	66.8	78.6
Exchange differences	(0.1)	–	(0.1)	(0.4)	(0.6)
Charge for year	0.5	0.1	2.3	15.5	18.4
Disposals	(0.3)	–	(0.8)	(12.2)	(13.3)
At 31 December 2001	5.7	0.9	6.8	69.7	83.1
Net book value					
At 31 December 2001	14.7	2.7	5.9	35.0	58.3

11 Tangible fixed assets (continued)

	Freehold land and buildings £m	*Short leasehold land and buildings* £m	*Software and databases* £m	*Equipment* £m	*Total* £m
Group					
Cost					
At 1 January 2002	20.4	3.6	12.7	104.7	141.4
Exchange differences	0.9	–	0.1	0.1	1.1
Additions	1.0	–	2.5	12.7	16.2
Acquisitions	–	–	–	0.7	0.7
Reclassification	2.0	(2.0)	–	–	–
Disposals	–	(0.1)	(2.0)	(17.8)	(19.9)
At 31 December 2002	24.3	1.5	13.3	100.4	139.5
Depreciation					
At 1 January 2002	5.7	0.9	6.8	69.7	83.1
Exchange differences	0.3	–	0.1	(0.1)	0.3
Charge for year	0.8	0.2	2.8	15.5	19.3
Reclassification	0.5	(0.5)	–	–	–
Disposals	–	(0.1)	(1.9)	(17.3)	(19.3)
At 31 December 2002	7.3	0.5	7.8	67.8	83.4
Net book value					
At 31 December 2002	17.0	1.0	5.5	32.6	56.1

Freehold land and buildings includes land of £1.5m (2001 £1.5m; 2000 £1.5m) which is not being depreciated. Software and databases includes assets under construction with a cost and net book value of £0.7m (2001 £nil; 2000 £nil).

12 Acquisitions

(a) 2000

During the year the group made acquisitions with a total cost of £90.8m, the most significant of which were Competitive Media Reporting and Wallace Marx & Associates in the US, Gallup Argentina in Argentina, PIAR in Turkey, SIAR in the Caucasus and Teleseker in Israel.

Details of the assets acquired are shown below.

	Book value *£m*	*Fair value* *£m*
Fixed assets		
Investments	0.4	0.4
Tangible assets	6.1	6.1
	6.5	6.5
Current assets		
Stock – work-in-progress	0.1	0.1
Debtors	10.5	10.5
Cash at bank and in hand	1.4	1.4
	12.0	12.0
Total assets	18.5	18.5
Liabilities		
Creditors	(8.3)	(8.3)
Share of net assets	10.2	10.2
Goodwill		80.6
Consideration		90.8
Settled by:		
Cash		84.4
Deferred consideration		6.4
		90.8

No fair value adjustments have been made. Goodwill has been reduced by £3.2m as a result of adjustments to deferred consideration arising from acquisitions in previous years.

The group purchased the 22 per cent. minority holding in EMNID GmbH, a German subsidiary and the 25 per cent. minority holding in Teledynamics Ireland Limited. An additional 20.75 per cent. holding was also purchased in Euroteste, a Portuguese subsidiary and an additional 10 per cent. holding in SCI Yvelines, a French subsidiary. Acquisitions of minority interests gave rise to £1.3m goodwill.

12 Acquisitions (continued)

(b) *2001*

During the year the group made acquisitions with a total cost of £84.4m, the most significant of which were the MDC Group in Finland (March 2001), CR Group in Mexico (July 2001), SiS in the UK (October 2001) and TES in the US (November 2001).

The group also increased its holdings in Mode in India, from 30 per cent. to 100 per cent., and in Demoscopia in Spain, from 40 per cent. to 90 per cent. These entities have been treated as subsidiary undertakings from the date of increase (2000 – treated as associates).

Details of the assets acquired are shown below.

The fair value adjustments contain some provisional amounts, which will be finalised in the 2002 accounts when the detailed assessment of fair values has been completed.

TES

	Book value and fair value £m
Fixed assets	
Tangible assets	0.1
Net assets	0.1
Goodwill	35.5
Consideration	35.6
Settled by:	
Cash	25.9
Deferred consideration – contingent	9.7
	35.6

In its last financial year to 31 December 2000, TES made an operating profit before management charges, tax and interest of £3.7m on revenues of £6.8m and a profit after tax of £0.5m. For the period since that date to the date of acquisition, its management accounts show a profit after tax of £0.7m.

12 Acquisitions (continued)

Other acquisitions

	Book value £m	Revaluations £m	Alignment-of accounting policies £m	Provisional fair value £m
Fixed assets				
Investments	0.6	–	–	0.6
Intangible assets	7.3	(4.0)	–	3.3
Tangible assets	4.1	(0.2)	–	3.9
	12.0	(4.2)	–	7.8
Current assets				
Stock – work-in-progress	0.7	–	0.6	1.3
Debtors	14.9	(0.1)	(0.1)	14.7
Cash at bank and in hand	7.2	–	–	7.2
	22.8	(0.1)	0.5	23.2
***Total* assets**	34.8	(4.3)	0.5	31.0
Liabilities				
Overdrafts	(6.6)	–	–	(6.6)
Creditors	(14.6)	–	(1.1)	(15.7)
Minority interests	(1.9)	–	–	(1.9)
Share of net assets	11.7	(4.3)	(0.6)	6.8
Goodwill				42.0
Consideration				48.8
Settled by:				
Cash				44.8
Deferred consideration – contingent				1.7
– fixed				2.3
				48.8

Intangible assets have been revalued and written down by £4.0m, most of which relates to goodwill. Other adjustments have been made to revalue tangible fixed assets and debtors to their recoverable amounts and to align the basis for revenue recognition with that of the group.

Additional goodwill of £0.5m arises on adjustments to deferred consideration relating to prior year acquisitions, £11.4m of the deferred consideration is contingent upon future performance of the acquired entities. The amount included above is the current best estimate of the consideration that will be paid. The maximum amount payable in respect of the contingent consideration on acquisitions in the year is £45.2m.

12 Acquisitions (continued)

(c) 2002

During the year the group made acquisitions for a total consideration of £18.3m, the most significant of which were the acquisitions of the business and assets of Elrick and Lavidge Marketing Research (April 2002) and the custom research division of Greenfield Online (January 2002), both in the US, the business of BMC, a media intelligence business in the UK (April 2002) and Svenska Gallup in Sweden (August 2002). The group also increased its holdings in two joint ventures, Telegal and Single Source in Israel, from 26 per cent. to 51 per cent., and in an associate, SiS Asia in Singapore, from 50 per cent. to 100 per cent. These entities have been treated as subsidiary undertakings from the date of the increase. The group has also purchased the remaining minority interests of its subsidiaries Modus in Hungary (49 per cent.), TNS Hospitality and Leisure in the UK (25 per cent.) and TNS Media Facts in the Czech Republic (10 per cent.).

Details of the assets acquired are shown below.

	Book value £m	*Revaluations £m*	*Provisional fair value £m*
Fixed assets			
Tangible assets	1.1	(0.4)	0.7
	1.1	(0.4)	0.7
Current assets			
Stock – work-in-progress	0.1	–	0.1
Debtors	2.4	–	2.4
Cash at bank and in hand	0.2	–	0.2
	2.7	–	2.7
Total assets	3.8	(0.4)	3.4
Liabilities			
Creditors	(2.0)	–	(2.0)
Share of net assets	1.8	(0.4)	1.4
Goodwill			16.9
Consideration			18.3
Settled by:			
Cash			17.4
Deferred consideration – non-contingent			0.9
			18.3

Tangible assets have been revalued and written down by £0.4m to reflect their value in use to the group.

Further adjustments to goodwill relating to acquisitions made in previous years have been made resulting in an increase in goodwill of £1.4m. Goodwill has also reduced by £10.1m due to the release of acquisition related liabilities no longer considered payable.

13 Fixed asset investments

	Investment in own shares £m	*Other investments £m*	*Total £m*	*Associated undertakings £m*
Group				
Cost				
At 1 January 2000	10.1	2.0	12.1	2.7
Additions	–	0.2	0.2	–
Acquisitions	–	–	–	0.4
Share of profits after dividends	–	–	–	1.0
Dividends received	–	–	–	(0.3)
Disposals	–	(0.1)	(0.1)	–
At 31 December 2000	10.1	2.1	12.2	3.8
Provisions against other investments				
At 1 January 2000	–	(1.0)	(1.0)	(0.1)
At 31 December 2000	–	(1.0)	(1.0)	(0.1)
Net book value				
At 31 December 2000	10.1	1.1	11.2	3.7

	Investment in own shares £m	*Other investments £m*	*Total £m*	*Associated undertakings £m*
Group				
Cost				
At 1 January 2001	10.1	2.1	12.2	3.8
Additions	–	0.1	0.1	–
Acquisitions	–	0.3	0.3	–
Share of profits after dividends	–	–	–	0.4
Transfers to subsidiary undertakings	–	–	–	(1.0)
Transfers to joint ventures	–	–	–	(2.0)
Disposals	(3.6)	(0.1)	(3.7)	–
At 31 December 2001	6.5	2.4	8.9	1.2
Provisions against other investments				
At 1 January 2001	–	(1.0)	(1.0)	(0.1)
Increase in year	–	–	–	(0.4)
At 31 December 2001	–	(1.0)	(1.0)	(0.5)
Net book value				
At 31 December 2001	6.5	1.4	7.9	0.7

13 Fixed asset investments (continued)

	Investment in own shares £m	Other investments £m	Total £m	Associated undertakings £m
Group				
Cost				
At 1 January 2002	6.5	2.4	8.9	1.2
Exchange differences	–	–	–	0.1
Additions	2.2	0.1	2.3	–
Share of profits after dividends	–	–	–	0.1
Disposals	(1.9)	–	(1.9)	–
At 31 December 2002	6.8	2.5	9.3	1.4
Provisions against other investments				
At 1 January 2002	–	(1.0)	(1.0)	(0.5)
At 31 December 2002	–	(1.0)	(1.0)	(0.5)
Net book value				
At 31 December 2002	6.8	1.5	8.3	0.9

Additions to investment in own shares represent Ordinary 5p Shares that were purchased in the open market during the year for future use by the EBT. At 31 December 2002, the ESOP held 2,312,241 Ordinary 5p Shares (2001 2,748,046; 2000 3,507,703). Of those, 839,610 (2001 1,164,176; 2000 1,978,890) have had options granted over them under the 1993 Long Term Incentive Plan. At 31 December 2002, the EBT held 7,467,266 Ordinary 5p Shares (2001 8,541,813; 2000 13,505,908). Of those, 5,023,006 (2001 7,537,278; 2000 12,690,010) have had rights granted over them under the 1993 Long Term Incentive Plan. Shares over which options have not yet been granted had a market value at 31 December 2002 of £6.0m (2001 £5.0m; 2000 £5.8m). Profits arising on the disposal of shares following the exercise of share options relating to the EBT are taken to other reserves.

	£m
Interests in joint ventures	
At 1 January 2001 (before goodwill amortisation)	
– net assets	–
– goodwill	–
	–
Transfers from associates – net assets	2.0
Acquisitions	0.3
Additions – net assets	1.8
– goodwill	12.5
Exchange differences	(0.3)
Share of profits retained	1.0
At 31 December 2001 (before goodwill amortisation)	17.3
Goodwill amortisation	
At 1 January 2001	–
Charge for year	0.2
At 31 December 2001	0.2
Net book value at 31 December 2001	
Net assets	4.8
Goodwill	12.3
	17.1

13 Fixed asset investments (continued)

		£m
Interests in joint ventures		
At 1 January 2002 (before goodwill amortisation)		
	– net assets	4.8
	– goodwill	12.5
		17.3
Additions	– net assets	0.2
	– goodwill	–
Disposals	– net assets	(0.1)
Exchange differences		0.9
Share of profits retained		1.1
At 31 December 2002 (before goodwill amortisation)		19.4
Goodwill amortisation		
At 1 January 2002		0.2
Charge for year		0.6
At 31 December 2002		0.8
Net book value at 31 December 2002		
Net assets		6.7
Goodwill		11.9
		18.6

In the opinion of the directors the value of the interests in the group undertakings is not less than that stated in the relevant balance sheets.

13 Fixed asset investments (continued)

Details of the principal investments in which the group or company holds more than 20 per cent. of the nominal value of any class of share capital, each of which is represented by ordinary shares, are set out below. Each group undertaking operates principally in its country of incorporation and has been included in the consolidated results. The principal activity of all the undertakings listed is the provision of market information. All holdings are indirectly owned unless otherwise stated.

Subsidiary undertakings

		Ownership		
	Country of incorporation	*2000* %	*2001* %	*2002* %
CMR	US	100	100	100
EMNID GmbH & Co Kg	Germany	100	100	100
Gallup A/S	Denmark	100	100	100
Louis Harris France SA	France	100	100	100
NIPO BV	Netherlands	100	100	100
Norske Gallup Institutt A/S	Norway	100	100	100
Secodip SA	France	100	100	100
Sofres AM SA	Spain	100	100	100
Taylor Nelson Sofres Asia Pacific Pty Ltd	Australia	100	100	100
Taylor Nelson Sofres Korea	Korea	100	100	100
Taylor Nelson Sofres UK Ltd (directly owned – formerly TNS Group Ltd)	UK	100	100	100
Taylor Nelson Sofres Mexico SA	Mexico	–	100	100
Taylor Nelson Sofres Intersearch Corp	US	100	100	100
Taylor Nelson Sofres SA	France	100	100	100
Taylor Nelson Sofres SA	Spain	100	100	100
Taylor Nelson Sofres Suomi Oy (MDC Group)	Finland	–	100	100
Taylor Nelson Sofres Entertainment Group Inc	US	–	100	100
Joint ventures				
CVSC Sofres Media Co Ltd*	China	40	68	68
CVSC TNS Research Co Ltd	China	–	46	46
Finnpanel	Finland	–	50	50
Latinpanel	South America	–	33	33
Taylor Nelson Sofres NRC	Japan	–	55	55
TNS ICAP	Greece	–	51	51
Associated companies				
GIE Audiepub	France	33	33	33
Marktest Audimetria	Portugal	40	40	40
Telecontact International	Holland	49	49	49

* CVSC Sofres Media Co Ltd was an associate in 2000

14 Stock – work-in-progress

Group

	2000	*2001*	*2002*
	£m	*£m*	*£m*
Work-in-progress	39.9	34.0	28.8

15 Debtors

Group

	2000	*2001*	*2002*
	£m	*£m*	*£m*
Trade debtors	120.4	127.1	134.6
Amounts owed by joint ventures	–	0.2	0.7
Amounts owed by associated undertakings	0.7	0.7	0.9
Dividends receivable	0.1	0.1	0.6
Deferred tax asset	–	–	0.5
Other debtors	9.6	6.8	6.8
Prepayments and accrued income	9.0	9.5	15.2
	139.8	144.4	159.3

Further analysis of the group's deferred tax balances is provided in note 6; of this, £0.4m in 2002 is recoverable after more than one year.

16 Creditors

Group

	2000	*2001*	*2002*
	£m	*£m*	*£m*
Amounts falling due within one year			
Bank loans	17.0	17.6	40.8
Payments received on account	58.9	54.5	55.2
Trade creditors	28.5	21.7	22.9
Amounts owed to joint ventures	–	0.6	1.3
Amounts owed to associated undertakings	0.3	0.2	0.2
Corporation tax	5.2	7.0	6.7
Other taxation and social security	22.9	27.5	27.5
Dividends payable	5.7	6.1	6.6
Other creditors	8.8	11.5	9.5
Obligations under finance leases	0.3	0.3	–
Accruals and deferred income	40.9	45.6	48.5
	188.5	192.6	219.2

16 Creditors (continued)

Group

	2000 £m	2001 £m	2002 £m
Amounts falling due after more than one year			
Bank loans	153.9	215.4	199.6
Obligations under finance leases	0.3	–	–
Other	3.6	5.2	2.9
	157.8	220.6	202.5

Bank loans in 2002 in the company include gross borrowings of US$133.0m (£82.6m), €148.0m (£96.5m), and £25.0m; in 2001 US$146.0m (£100.6m), €148.0m (£90.3m) and £25.0m ; in 2000 include gross borrowings of US$105.0m (£70.2m) and €133.0m (£83.6m), which have been secured by guarantees issued by certain of the group's subsidiary undertakings including Taylor Nelson Sofres BV, which also has its shares pledged as security.

Interest on the secured committed bank facility of £250m (2001 £250m; 2000 £250m) is payable at the rate of 0.875 per cent. (2001 0.875 per cent.; 2000 0.75 per cent.) above LIBOR. In addition the company has uncommitted facilities of £60m (2001 £58m) upon which interest is payable at between 0.25 per cent. and 0.875 per cent. above LIBOR. In 2000 the company had secured gross borrowings of US$24.4m (£15.3m) and US$0.6m (£0.4m) falling due within one year, which bear interest at between 0.50 per cent. and 0.70 per cent. above LIBOR per annum. The remaining loans bear interest at rates between 1.20 per cent. and 1.49 per cent. above PIBOR and have been guaranteed by Sofres SA, a subsidiary undertaking.

Group

	2000 £m	2001 £m	2002 £m
Bank loans are repayable as follows			
Between one and two years	0.2	15.9	50.0
Between two and five years	153.5	199.1	149.4
Over five years	0.2	0.4	0.2
	153.9	215.4	199.6

	2000 £m	2001 £m	2002 £m
Finance lease obligations are repayable as follows			
Between one and two years	0.3	–	–
	0.3	–	–

£0.7m (2001 £3.0m; 2000 £0.3m) of other creditors is payable between one and two years, £1.6m (2001 £1.8m; 2000 £3.0m) between two and five years and £0.6m (2001 £0.4m; 2000 £0.3m) in five years or more.

17 Provisions for liabilities and charges

Group

	Contingent deferred consideration £m	*Pensions £m*	*Other £m*	*Deferred taxation £m*	*Total £m*
As at 1 January 2000	26.0	2.4	2.6	(0.1)	30.9
Exchange differences	0.1	–	–	–	0.1
Created	4.5	–	–	–	4.5
Released	(12.7)	0.1	(0.5)	0.1	(13.0)
Notional interest	0.6	–	–	–	0.6
Transfers to debtors	–	–	(0.5)	–	(0.5)
As at 31 December 2000	18.5	2.5	1.6	–	22.6
As at 1 January 2001	18.5	2.5	1.6	–	22.6
Exchange differences	(0.2)	–	(0.1)	–	(0.3)
Created	11.9	–	1.4	0.1	13.4
Released	(1.2)	–	–	–	(1.2)
Utilised	(2.6)	(0.2)	–	–	(2.8)
Notional interest	0.6	–	–	–	0.6
As at 31 December 2001	27.0	2.3	2.9	0.1	32.3
As at 1 January 2002	27.0	2.3	2.9	0.1	32.3
Exchange differences	0.2	0.1	0.2	–	0.5
Created	0.3	0.1	1.9	(0.6)	1.7
Released	(8.6)	(0.1)	(0.6)	–	(9.3)
Utilised	(1.8)	(0.2)	(0.8)	–	(2.8)
Reclassifications	–	–	0.3	0.5	0.8
Notional interest	0.4	–	–	–	0.4
As at 31 December 2002	17.5	2.2	3.9	–	23.6

Provisions for contingent deferred consideration have been discounted where the effect is material, using discount rates comparable with bank lending rates available to the group. Deferred consideration represents amounts that the group is contractually bound to pay in the future for acquisitions. The amounts are determined by future results of the acquired businesses. The provisions are determined with reference to the latest information available and are expected to be paid within one to five years of the balance sheet date.

Pension provisions are calculated from actuarial valuations of defined benefit plans or retirement benefit plans across the group. The provisions will be satisfied over the current service lives of employees.

Other provisions consists of liabilities arising as a result of ongoing litigation or claims and other amounts that are not individually material to the group. The amounts are expected to be paid within one to five years.

The deferred tax asset in 2002 has been transferred to debtors (see note 15).

18 Financial instruments

Taylor Nelson Sofres operates a central treasury function providing services to the group. It arranges loans and funding, invests surplus liquidity and manages financial risk. Group Treasury is not a profit centre and no speculative trades are permitted or executed. It operates within specific policies, agreed by the board, to control and monitor financial risk within the group and reports regularly to the board against these policy requirements. Monthly reports to the board summarise new Treasury activity and measures of effectiveness. Prudent and controlled use is made of financial instruments where appropriate, principally to reduce fluctuation in interest costs. Forward exchange contracts and options are used to reduce fluctuation in exchange rates. Transactions are effected with relationship banks as counter parties.

For the purposes of the disclosures which follow in this note, short term debtors and creditors and provisions which arise directly from the group's operations have been excluded as permitted under FRS 13. The disclosures therefore focus on those financial instruments that play a significant medium to long term role in the financial risk profile of the group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page 80.

Currency risk

The group's principal exposures to exchange rate fluctuations arise on the translation of overseas net assets and profits into sterling for accounting purposes. The principal foreign currencies for the group are Euro and US dollar. The group's transactional foreign exchange exposure results mainly from sales and purchases of services between members of the group and is hedged by matching cash flows through a netting process. Any minor residual exposures are covered on a short term basis by spot or forward exchange contracts.

Translation exposures arising on consolidation of the group's overseas net assets are minimised by broadly matching assets with borrowings in each major foreign currency. This provides a hedge against currency fluctuations by matching currency loans with the underlying assets in the same currency. The net movement in exchange reserves after the effect of hedging is a loss of £6.6m after taxation (2001 loss of £3m; 2000 loss of £1.2m). The risk of currency translation of profits denominated in foreign currency is partly mitigated by the use of option contracts. In 2002 the financial effect of such items was immaterial.

Interest rate risk

The group has an exposure to variations in interest rates on its borrowings and manages these by fixing debt through drawings of loans for extended periods and the use of interest rate hedging products such as swaps and forward rate agreements. Group Treasury policy requires between 25 per cent. and 75 per cent. of borrowings to be maintained at fixed rates. However, to benefit from the current low levels of interest rates, the board has approved an increase in the maximum level of fixed rate debt to 100 per cent. At the year end, gross debt was £240.4m (2001 £233.3m; 2000 £171.5m) of which £148.9m (62%) (2001 £122.3m (52%); 2000 floating rate) was at fixed rate. Net debt at 31 December 2002 was £204.8m (2001 £209.2m; 2000 £152.0m). Cash held by the group was invested in short term cash deposits with relationship banks, at interest rates based on LIBID.

The group uses derivative financial instruments to hedge exposures to fluctuations in interest rates on borrowings. Receipts and payments on such instruments are recognised on an accruals basis, over the life of the instrument.

A 1 per cent. rise in interest rates would effect the overall interest charge as follows: UK, £0.2m reduction (2001 £0.1m reduction; 2000 £0.03m reduction); US, £0.4m increase (2001 £0.2m increase; 2000 £0.7m increase); Euro, £0.2m increase (2001 £0.5m increase; 2000 £1.0m increase).

18 Financial instruments (continued)

Liquidity risk

The group maintains a balance between certainty of funding and a flexible, cost effective structure. Policy therefore dictates at least 20 per cent. capacity based on current debt profile be maintained. At 31 December 2002, £250m (2001 £250m; 2000 £96.1m) of committed facilities and £60m (2001 £58m; 2000 £14.7m) of uncommitted facilities were available to the group.

Currency and interest rate disclosure of financial assets and liabilities

The various interest rate and currency exposures of the group's financial liabilities at 31 December were:

				Average years to maturity	
		Floating	Fixed	Floating	Fixed
	Total	rate	rate	rate	rate
2000	£m	£m	£m		
Sterling	3.8	1.1	2.7	–	3.8
Euro	110.7	99.9	10.8	3.9	2.0
US dollar	70.7	70.1	0.6	4.4	1.4
Other	4.9	0.4	4.5	1.0	6.0
	190.1	171.5	18.6	4.1	3.2

				Average years to maturity	
		Floating	Fixed	Floating	Fixed
	Total	rate	rate	rate	rate
2001	£m	£m	£m		
Sterling	33.2	0.1	33.1	1.0	3.9
Euro	109.0	58.2	50.8	3.4	3.6
US dollar	117.3	52.4	64.9	3.1	3.6
Other	0.9	0.2	0.7	1.0	4.9
	260.4	110.9	149.5	3.2	3.7

				Average years to maturity	
		Floating	Fixed	Floating	Fixed
	Total	rate	rate	rate	rate
2002	£m	£m	£m		
Sterling	24.6	–	24.6	–	2.8
Euro	117.8	30.8	87.0	2.1	2.4
US dollar	115.3	60.8	54.5	2.4	1.8
Other	0.3	–	0.3	–	1.1
	258.0	91.6	166.4	2.3	2.3

Floating rate financial liabilities bear interest at rates based on LIBOR or PIBOR. Fixed rate financial liabilities relate to the hedged proportion of borrowings, deferred consideration and future property rental provisions.

The weighted average interest rate for fixed rate financial liabilities is sterling 6.56 per cent. (2001 5.88 per cent.), euro 5.20 per cent. (2001 4.79 per cent) and US dollar 4.71 per cent. (2001 4.01 per cent.).

18 Financial instruments (continued)

The currency and interest rate exposures of financial assets at 31 December were:

	2000 £m	2001 £m	2002 £m
Sterling	8.3	8.2	20.5
Euro	4.9	8.7	7.5
US dollar	4.3	5.3	4.7
Other	2.0	1.9	2.9
	19.5	24.1	35.6

Financial assets represent cash and attract interest at floating rates.

The maturity profile of the carrying amount of the group's financial liabilities is:

	Total financial liabilities(i)		
	2000 £m	2001 £m	2002 £m
Within one year	21.2	19.2	54.0
Between one and two years	0.5	18.8	52.1
Between two and five years	167.6	218.4	151.7
Over five years	0.8	4.0	0.2
	190.1	260.4	258.0

	Gross borrowings(ii)		
	2000 £m	2001 £m	2002 £m
Within one year	17.3	17.9	40.8
Between one and two years	0.5	15.9	50.0
Between two and five years	153.5	199.1	149.4
Over five years	0.2	0.4	0.2
	171.5	233.3	240.4

	Net borrowings(iii)		
	2000 £m	2001 £m	2002 £m
Within one year	(2.2)	(6.2)	5.2
Between one and two years	0.5	15.9	50.0
Between two and five years	153.5	199.1	149.4
Over five years	0.2	0.4	0.2
	152.0	209.2	204.8

(i) Bank loans, obligations under finance leases, future property rentals, and deferred consideration.

(ii) Bank loans and obligations under finance leases.

(iii) Gross borrowings less cash.

18 Financial instruments (continued)

The maturity profile of the group's committed but undrawn borrowing facilities at 31 December was:

	2000 *£m*	*2001* *£m*	*2002* *£m*
Within one year	–	–	45.9
One to two years	–	34.1	–
Two to five years	96.1	–	–
	96.1	34.1	45.9

Analysis of net monetary assets and liabilities by reference to principal functional currencies

	2000			
	Euro *£m*	*US dollar* *£m*	*Other* *£m*	*Total* *£m*
Functional currency of group operations				
Sterling	0.4	0.6	–	1.0
Euro	–	1.5	(0.3)	1.2
US dollar	(0.1)	–	–	(0.1)
	0.3	2.1	(0.3)	2.1

	2001			
	Euro *£m*	*US dollar* *£m*	*Other* *£m*	*Total* *£m*
Functional currency of group operations				
Sterling	1.0	0.2	–	1.2
Euro	–	0.1	–	0.1
US dollar	(0.1)	–	–	(0.1)
	0.9	0.3	–	1.2

	2002			
	Euro *£m*	*US dollar* *£m*	*Other* *£m*	*Total* *£m*
Functional currency of group operations				
Sterling	3.1	1.5	–	4.6
Euro	–	0.1	–	0.1
US dollar	(0.1)	–	–	(0.1)
	3.0	1.6	–	4.6

18 Financial instruments (continued)

Fair value of financial assets and liabilities

The table below comprises book value and fair value of the group's financial assets and liabilities at 31 December. Fair value is based on the market price of comparable instruments at the balance sheet date.

	2000	
	Book value £m	Fair value £m
Overdraft and borrowings	(171.5)	(171.5)
Deferred consideration and future property rentals	(18.6)	(18.6)
Cash and liquid funds	19.5	19.5
	(170.6)	(170.6)
Derivative instruments held to manage currency exposure on future interest payments	–	0.1
Derivative instruments held to manage interest rate exposure	–	–

	2001	
	Book value £m	Fair value £m
Overdraft and borrowings	(233.3)	(233.3)
Deferred consideration and future property rentals	(27.1)	(27.1)
Cash and liquid funds	24.1	24.1
	(236.3)	(236.3)
Derivative instruments held to manage currency exposure on future interest payments	–	–
Derivative instruments held to manage interest rate exposure	–	(1.4)

	2002	
	Book value £m	Fair value £m
Overdraft and borrowings	(240.4)	(240.4)
Deferred consideration and future property rentals	(17.6)	(17.6)
Cash and liquid funds	35.6	35.6
	(222.4)	(222.4)
Derivative instruments held to manage currency exposure on future interest payments	–	(0.2)
Derivative instruments held to manage interest rate exposure	–	(5.3)

18 Financial instruments (continued)

Hedging gains and losses

At 1 January 2002, there were unrecognised losses on interest rate hedges of £1.4m. During 2002 £1.9m of losses were recognised in the interest charge. The decrease in fair value relating to existing and new hedges during the year was £5.8m (2001 – decrease of £1.4m). At 31 December 2002, there were unrecognised losses on interest rate hedges of £5.3m (2001 £1.4m), of which £3.1m is expected to be recognised in 2003 income and £2.2m in 2004 or later.

Gains and losses on financial assets and liabilities for which hedge accounting has been used

The group matches currency assets to loans/funding in the same or closely related currency. Under SSAP 20, the residue is passed to reserves. In 2002, this totalled a loss of £7.3m (2001 loss of £2.5m; 2000 loss of £1.2m). £5.7m of net exchange gains on foreign currency loans (2001 £1.7m; 2000 £3.7m) have been offset in reserves against exchange losses on the net investment in overseas subsidiaries of £13.0m (2001 £4.2m; 2000 £4.0m including £1.5m gain relating to the retranslation of pre 1998 goodwill eliminated against reserves).

19 Pensions and similar obligations

The group operates a number of pension plans for its employees throughout the world, as well as complying with local laws and regulations relating to the payment of retirement benefits. The assets of all pension plans are held separately from those of the group. There were no prepayments or accruals in respect of any of the group's pension plans in the current or previous year.

UK

The pension plans in the UK are primarily defined contribution plans and the group's contribution to such plans ranges from 4 per cent. to 8 per cent. of salary, rising with the age of employees. There are two defined benefit plans which are closed to new members. Both plans were valued by independent qualified actuaries in 2001 using the projected unit method. The market value of assets of these plans was £3.6m, which represented 172 per cent. of the benefits which have accrued to members. The principal assumptions used were a discount rate of 5.8 per cent. and that salary increases would be 3.0 per cent. per annum. The cost in the year for defined contribution plans was £2.0m (2001 £1.8m; 2000 £1.7m) and for defined benefit plans was £nil (2001 £nil; 2000 £18,000).

France

Companies in France participate in state compulsory arrangements. Regulations in France require that a lump sum is paid to employees on retirement, based on their final salary and the number of year's service. The provision required to meet these amounts was assessed by independent qualified actuaries in 2002 and full provision has been made for the £1.5m (2001 £1.5m; 2000 £1.5m) liability identified. Movements in the liability are charged or credited to the profit and loss account in the year they are identified.

US

There are defined contribution pension plans in operation in the US, where the group undertakes to pay a contribution based on amounts paid by employees up to a maximum. Costs are charged to the profit and loss account in the period they are incurred. The group also operates a defined benefit plan. The plan was valued by independent qualified actuaries in 2002 using the unit credit method. The market value of assets of this plan was £1.2m, which represented 175 per cent. of the accrued benefits. The cost in the year for defined contribution plans was £0.1m (2001 £0.3m; 2000 £0.2m) and for defined benefit plans was £nil (2001 £nil; 2000 £nil).

19 Pensions and similar obligations (continued)

Netherlands

The group operates a defined benefit plan in the Netherlands. This plan is insured, although indexation increases to pensions in payment remain the responsibility of the company. Provision for these indexation increases is made based on actuarial assessments made by independent qualified actuaries. The cost in the year was £0.6m (2001 £0.1m; 2000 £nil).

Other countries

Where there are local requirements to provide lump sum payments at the time employees retire, provision has been made based on actuarial assessments.

FRS 17 disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 "Retirement Benefits", replacing SSAP 24 "Accounting for Pension Costs". FRS 17 is fully effective for periods ending on or after 1 January 2005, though disclosures are required in the transitional period. The second year of disclosures are set out below.

The following assumptions have been used to arrive at the FRS 17 valuations:

	UK plans	*French plans*	*USA plan*	*Dutch plan*
2001				
Rate of increase in salaries	3.00%	2.50%	3.00%	2.00%
Rate of increase for pensions in payment	0.00%	0.00%	0.00%	2.00%
Discount rate	5.80%	5.80%	6.90%	5.80%
Inflation assumption	2.00%	2.00%	2.00%	2.00%
Long term expected rate of return on equities	6.25%	6.25%	6.25%	6.25%
Long term expected rate of return on bonds and cash	5.25%	5.25%	5.25%	5.25%

	UK plans	*French plans*	*USA plan*	*Dutch plan*
2002				
Rate of increase in salaries	3.90%	2.50%	3.30%	1.50%
Rate of increase for pensions in payment	0.00%	0.00%	0.00%	1.50%
Discount rate	5.50%	5.40%	6.20%	5.40%
Inflation assumption	2.40%	1.50%	2.30%	1.50%
Long term expected rate of return on equities	6.25%	6.25%	6.25%	6.25%
Long term expected rate of return on bonds and cash	5.25%	5.25%	5.25%	5.25%

19 Pensions and similar obligations (continued)

The assets and liabilities of the pension plans at 31 December 2002 and 31 December 2001 are as shown below:

	UK		*France*		*US*		*Netherlands*		*Other*		*TOTAL*	
	2001	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*
	£m	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*
Balance sheet												
Equities	0.2	0.2	–	–	1.0	0.6	1.6	2.3	–	–	2.8	3.1
Bonds and cash	3.4	3.0	–	–	0.3	0.3	6.4	6.2	–	–	10.1	9.5
Market value of assets	3.6	3.2	–	–	1.3	0.9	8.0	8.5	–	–	12.9	12.6
Value of liabilities	(2.1)	(2.9)	(1.9)	(1.7)	(0.7)	(0.9)	(7.6)	(8.1)	(0.7)	(1.0)	(13.0)	(14.6)
(Deficit)/Surplus	1.5	0.3	(1.9)	(1.7)	0.6	–	0.4	0.4	(0.7)	(1.0)	(0.1)	(2.0)
Related deferred tax	(0.4)	(0.1)	–	–	(0.2)	–	(0.1)	(0.2)	–	–	(0.7)	(0.3)
	1.1	0.2	(1.9)	(1.7)	0.4	–	0.3	0.2	(0.7)	(1.0)	(0.8)	(2.3)
Funding level	171%	110%	–	–	185%	100%	105%	105%	–	–	99%	86%
Provisions carried under SSAP24											(3.0)	(2.6)
Increase in net assets under FRS17 before tax											2.2	0.3

The following amounts would be recorded in the profit and loss account under FRS 17:

	UK	*France*	*US*	*Netherlands*	*Other*	*Total*
	2002	*2002*	*2002*	*2002*	*2002*	*2002*
	£m	*£m*	*£m*	*£m*	*£m*	*£m*
Current service cost	–	(0.1)	–	(0.6)	(0.3)	(1.0)
Other finance income						
Interest on liabilities	(0.1)	(0.1)	(0.1)	(0.4)	–	(0.7)
Expected return on assets	0.2	–	0.1	0.4	–	0.7
	0.1	(0.1)	–	–	–	–

Under FRS17, the group's profit and loss reserve would increase from £(90.5)m to £(90.2)m (2001 – increase from £(85.2)m to £(83.0)m).

19 Pensions and similar obligations (continued)

The movement in the FRS 17 valuations from 31 December 2001 to 31 December 2002 would be reflected as follows if they were recorded in the group accounts:

	UK 2002 £m	UK 2002 %*	France 2002 £m	France 2002 %*	US 2002 £m	US 2002 %*	Netherlands 2002 £m	Netherlands 2002 %*	Other 2002 £m	Other 2002 %*	Total 2002 £m	Total 2002 %*
Statement of total recognised gains and losses (STRGL)												
Actual less expected return on assets	(1.2)	(38%)	–	–	(0.4)	(44%)	–	–	–	–	(1.6)	(13%)
Change of assumptions	(0.3)	(10%)	(0.1)	(6%)	(0.2)	(22%)	(1.2)	(15%)	–	–	(1.8)	(12%)
Gain/(loss) on scheme liabilities	0.1	3%	0.5	29%	–	–	1.5	18%	–	–	2.1	14%
	(1.4)		0.4		(0.6)		0.3		–		(1.3)	
Movement in FRS 17 provision												
Previous surplus/(deficit)	1.5		(1.9)		0.6		0.4		(0.7)		(0.1)	
Contributions	0.1		–		–		0.3		–		0.4	
Service cost	–		(0.1)		–		(0.6)		(0.3)		(1.0)	
Other finance income	0.1		(0.1)		–		–		–		–	
STRGL	(1.4)		0.4		(0.6)		0.3		–		(1.3)	
Current surplus/(deficit)	0.3		(1.7)		–		0.4		(1.0)		(2.0)	

* The percentage for actual less expected return on assets is expressed as a percentage of the market value of assets. The percentages for change of assumptions and gain/(loss) on scheme liabilities are expressed as a percentage of the value of liabilities.

20 Share capital

	2000 No of shares	2001 No of shares	2002 No of shares	2000 Nominal value £000	2001 Nominal value £000	2002 Nominal value £000
Authorised						
Ordinary shares of 5p each	510,000,000	510,000,000	510,000,000	25,500	25,500	25,500
Allotted, called up and paid						
At 1 January	386,544,655	388,158,336	389,236,975	19,327	19,408	19,462
Share options exercised during year						
Executive Share Schemes	608,042	500,941	1,230,740	30	25	62
Savings Related Share Scheme	590,942	31,573	26,182	30	2	1
QUEST	–	543,888	456,144	–	27	23
WESP issues	–	2,237	202,352	–	–	10
EBT	40,299	–	–	2	–	–
Acquisition of Gallup A/S	374,398	–	–	19	–	–
At 31 December	388,158,336	389,236,975	391,152,393	19,408	19,462	19,558

20 Share capital (continued)

(a) 2000

608,042 shares were issued to employees following the exercise of options under the Executive Share Option Schemes for a total consideration of £165,328. 590,942 shares were issued to employees following the exercise of options under the 1989 Savings Related Share Option Scheme for a total consideration of £137,075.

(b) 2001

500,941 shares were issued to employees following the exercise of options under the Executive Share Option Schemes for a total consideration of £370,000. 31,573 shares were issued to employees following the exercise of options under the 1989 Savings Related Share Option Scheme for a total consideration of £17,000. 543,888 shares were issued to the QUEST for a total consideration of £1,203,000. These shares were subsequently transferred to employees to satisfy options exercised under the 1989 Savings Related Share Option Scheme. 2,237 shares were issued to employees following the exercise of options under the 1998 Worldwide Employee Sharesave Plan for a total consideration of £3,000.

(c) 2002

1,230,740 shares were issued to employees following the exercise of options under the Executive Share Option Schemes for a total consideration of £1,575,000. Since 31 December 2002, a further 18,980 shares have been issued to employees on the exercise of options granted under the plan.

26,182 shares were issued to employees following the exercise of options under the 1989 Savings Related Share Option Scheme for a total consideration of £33,000. Since 31 December 2002, no further shares have been issued to employees on the exercise of options granted under the plan.

456,144 shares were issued to the QUEST for a total consideration of £885,000. These shares were subsequently transferred to employees to satisfy options exercised under the 1989 Savings Related Share Option Scheme. Since 31 December 2002, no further shares have been issued to the QUEST on the exercise of options granted under the plan.

202,352 shares were issued to employees following the exercise of options under the 1998 Worldwide Employee Sharesave Plan for a total consideration of £231,000. Since 31 December 2002, no further shares have been issued to employees on the exercise of options granted under the plan.

21 Options and rights in shares of the company

At 31 December, options had been granted and were still outstanding in respect of the company's shares under the Share Option Schemes. Details of the plans are set out on pages 118 to 133. The exercise of options under the three Executive Share Option Schemes, the Savings Related Share Option Scheme and the 1998 Worldwide Employee Sharesave Plan may be satisfied either by the issue of new shares or shares purchased in the market.

The 1993 Long Term Incentive Plan use shares held by the ESOP and EBT trusts.

Year of grant	*Exercise price (pence)*	*Exercise period*	*2000 Number of shares*	*2001 Number of shares*	*2002 Number of shares*
Long Term Incentive Plan					
1995	12.125	1998-2002	170,000	–	–
1996	12.125	1999-2003	90,900	49,000	19,250
1996	–	1999-2003	15,000	15,000	–
1997	12.125	2000-2004	118,000	97,000	68,000
1998	12.125	2001-2005	1,599,990	1,018,176	636,360
1998	95.000	2001-2005	5,000,010	3,352,278	2,182,731
1998	75.000	2001-2005	7,175,000	3,670,000	2,045,000
1999	75.000	2002-2006	500,000	500,000	500,000
2002	75.000	2005-2009	–	–	295,275
2002	–	2004-2009	–	–	116,000
			14,668,900	8,701,454	5,862,616
Executive Share Option Plans					
1991	11.59	1994-2001	818	–	
1992	11.36	1995-2002	163,325	121,031	–
1993	22.95	1996-2003	99,792	73,274	49,512
1994	27.72	1997-2004	126,943	55,014	55,014
1996	47.48	1999-2006	157,343	143,036	57,213
1997	47.48	2002-2007	317,984	268,469	202,449
1998	86.25	2001-2008	2,100,000	1,633,000	1,226,750
1999	136.75	2002-2009	2,185,000	1,935,000	1,301,234
1999	185.00	2002-2009	40,000	40,000	40,000
2000	237.50	2003-2010	1,895,000	1,538,000	1,403,000
2001	218.00	2004-2011	–	1,810,000	1,690,000
2001	203.50	2004-2008	–	430,000	430,000
2002	232.50	2005-2009	–	–	1,009,701
2002	195.00	2005-2009	–	–	1,692,500
2002	184.00	2005-2009	–	–	1,078,500
2002	184.00	2005-2012	–	–	181,500
2002	141.00	2005-2009	–	–	260,000
			7,086,205	8,046,824	10,677,373

21 Options and rights in shares of the company (continued)

Year of grant	*Exercise price (pence)*	*Exercise period*	*2000 Number of shares*	*2001 Number of shares*	*2002 Number of shares*
Savings Related Share Option Scheme					
1994	20.90	1997-2001	81,338	–	
1995	25.63	2000-2002	80,636	80,636	–
1996	31.81	2001-2003	541,849	90,711	90,711
1997	38.17	2002	389,987	381,312	17,352
1997	38.17	2004	142,799	142,799	129,723
1998	108.00	2002	48,910	650	–
1998	87.00	2003	477,850	419,782	384,854
1998	87.00	2005	159,069	128,012	119,406
1999	167.00	2002	56,677	47,977	1,972
1999	135.00	2004	376,950	346,550	307,350
1999	135.00	2006	75,392	73,215	60,966
			2,431,457	1,711,644	1,112,334

Year of grant	*Exercise price (pence)*	*Exercise period*	*2000 Number of shares*	*2001 Number of shares*	*2002 Number of shares*
Worldwide Employee Sharesave Plan					
1999	91.50	2004-2005	921,923	872,439	763,259
1999	129.50	2004-2005	114,424	91,426	86,854
1999	114.25	2002-2003	270,896	260,424	–
1999	145.00	2005	45,110	45,110	36,192
1999	181.00	2003	32,469	31,010	26,256
2000	249.50	2003-2004	124,409	109,100	93,024
2000	200.00	2005-2006	508,387	446,483	393,320
2000	200.00	2007-2008	74,777	52,728	49,899
2000	235.56	2005-2006	66,821	60,254	47,924
2000	248.50	2005-2006	2,366	5,837	5,837
2001	213.50	2004-2005	–	119,337	113,613
2001	171.00	2006-2007	–	487,425	466,827
2001	171.00	2008-2009	–	45,847	37,467
2001	218.40	2006-2007	–	24,056	21,712
2001	213.50	2006-2007	–	4,634	4,244
2001	160.00	2004-2005	–	40,544	39,147
2001	128.00	2006-2007	–	112,192	112,192
2002	228.00	2005	–	–	189,956
2002	183.00	2007	–	–	654,964
2002	194.00	2007	–	–	2,013
2002	228.00	2007	–	–	1,960
2002	224.00	2007	–	–	5,623
2002	183.00	2009	–	–	53,184
2002	131.00	2005-2006	–	–	25,893
2002	105.00	2007-2008		–	83,755
			2,161,582	2,808,846	3,315,115

In accordance with UITF 17, the Company has elected to apply the exemption for approved SAYE plans and equivalent overseas plans to the 1989 Savings Related Share Option Scheme and the 1998 Worldwide Employee Share Plan.

22 Share premium account and reserves

Group	*Share premium account £m*	*Other reserves £m*	*Profit and loss account £m*
At 1 January 2000	99.8	0.4	(99.8)
Exchange differences	–	–	(0.6)
Arising on issue of shares	1.3	–	–
Retained profit for the year	–	–	12.7
At 31 December 2000	101.1	0.4	(87.7)

Group	*Share premium account £m*	*Other reserves £m*	*Profit and loss account £m*
At 1 January 2001	101.1	0.4	(87.7)
Exchange differences	–	–	(3.0)
Arising on issue of shares	1.6	–	–
Amounts deducted in respect of shares issued to the QUEST (see note 20)	–	–	(1.0)
Amounts arising from the exercise of share options (see note 13)	–	0.5	–
Share of former associate	–	–	(0.4)
Retained profit for the year	–	–	6.9
At 31 December 2001	102.7	0.9	(85.2)

Group	*Share premium account £m*	*Other reserves £m*	*Profit and loss account £m*
At 1 January 2002	102.7	0.9	(85.2)
Exchange differences	–	–	(6.6)
Arising on issue of shares	2.6	–	–
Amounts deducted in respect of shares issued to the QUEST (see note 20)	–	–	(1.1)
Amounts arising from the exercise of share options (see note 13)	–	0.3	–
Retained profit for the year	–	–	2.4
At 31 December 2002	105.3	1.2	(90.5)

Goodwill arising on consolidation prior to 1 January 1998 of £143.3m has been eliminated against reserves.

The merger reserve in the company arises on the issue of shares as consideration for acquisitions and has been offset against the goodwill reserve on consolidation.

23 Related party transactions

	2000 £m	2001 £m	2002 £m
Transactions with associated undertakings			
Turnover	1.1	0.6	0.3
Purchases	(1.5)	(0.5)	(0.5)
Amounts owed to associated undertakings at 31 December	–	(0.2)	(0.2)
Amounts owed from associated undertakings at 31 December	0.4	0.7	0.9
Transactions with joint ventures			
Turnover	–	0.8	1.0
Purchases	–	–	(1.1)
Amounts owed to joint ventures at 31 December	–	(0.6)	(1.3)
Amounts owed from joint ventures at 31 December	–	0.2	0.7

24 Consolidated statement of cash flow

Reconciliation of operating profit to net cash inflow from operating activities

	2000 Total £m	2001 Total £m	2002 Total £m
Operating profit	39.0	40.5	38.3
Amortisation and impairment of intangible fixed assets	5.7	14.4	20.0
Depreciation of tangible fixed assets	15.7	18.4	19.3
Profit on sale of fixed assets	–	–	(0.3)
Decrease in stock – work-in-progress	(3.2)	6.7	6.1
(Increase)/decrease in debtors	(10.7)	6.0	(12.5)
(Decrease) in creditors	9.4	(14.6)	(4.4)
Increase in provisions	–	1.3	0.5
Net cash inflow from continuing operating activities	55.9	72.7	67.0

Reconciliation of net cash flow to movement in net debt

	2000 £m	2001 £m	2002 £m
Increase in cash in the year	(3.6)	4.8	11.5
Cash inflow from increase in debt	(81.2)	(63.1)	(12.5)
Change in net debt resulting from cashflows	(84.8)	(58.3)	(1.0)
Translation difference	(3.6)	1.4	5.7
Non-cash movement	–	(0.3)	(0.3)
Movement in net debt in the year	(88.4)	(57.2)	4.4
Net debt at 1 January 2002	(63.6)	(152.0)	(209.2)
Net debt at 31 December 2002	(152.0)	(209.2)	(204.8)

24 Consolidated statement of cash flow (continued)

Analysis of net debt

	At 1 Jan 2000 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	At 31 Dec 2000 £m
Cash at bank and in hand	22.9	(5.0)	0.2	1.4	–	19.5
Loans repayable within 1 year	(37.4)	20.4	–	–	–	(17.0)
Loans repayable after more than 1 year	(48.3)	(101.8)	(3.8)	–	–	(153.9)
Obligations under finance leases	(0.8)	0.2	–	–	–	(0.6)
	(63.6)	(86.2)	(3.6)	1.4	–	(152.0)

	At 1 Jan 2001 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	At 31 Dec 2001 £m
Cash at bank and in hand	19.5	4.2	(0.2)	0.6	–	24.1
Loans repayable within 1 year	(17.0)	(1.2)	0.9	–	(0.3)	(17.6)
Loans repayable after more than 1 year	(153.9)	(62.1)	0.6	–	–	(215.4)
Obligations under finance leases	(0.6)	0.2	0.1	–	–	(0.3)
	(152.0)	(58.9)	1.4	0.6	(0.3)	(209.2)

	At 1 Jan 2002 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	At 31 Dec 2002 £m
Cash at bank and in hand	24.1	11.3	–	0.2	–	35.6
Loans repayable within 1 year	(17.6)	(9.5)	2.2	–	(15.9)	(40.8)
Loans repayable after more than 1 year	(215.4)	(3.3)	3.5	–	15.6	(199.6)
Obligations under finance leases	(0.3)	0.3	–	–	–	–
	(209.2)	(1.2)	5.7	0.2	(0.3)	(204.8)

The net non-cash movement represents the amortisation of arrangement fees. In 2000, cash flows relating to loans include a cash outflow of £1.5m for issue costs.

Analysis of the net cash outflow in respect of the purchase of subsidiary undertakings and businesses

	2000 £m	2001 £m	2002 £m
Cash consideration			
Prior year acquisitions	(96.1)	(73.7)	(2.1)
2002 acquisitions	–	–	(17.4)
	(96.1)	(73.7)	(19.5)
Net cash acquired	1.4	0.6	0.2
Net cash outflow in respect of the purchase of subsidiary undertakings and businesses	(94.7)	(73.1)	(19.3)

25 Financial commitments

Capital commitments

	2000	2001	2002
	£m	£m	£m
Contracted but not provided for	0.8	–	0.5

Annual lease commitments

	2000		2001		2002	
	Property	Equipment	Property	Equipment	Property	Equipment
	£m	£m	£m	£m	£m	£m
Operating leases which expire						
Within one year	1.4	0.2	1.1	0.5	3.1	0.7
In two to five years	11.6	0.3	10.1	0.7	7.1	1.0
Over five years	6.1	0.1	6.9	–	6.6	–
	19.1	0.6	18.1	1.2	16.8	1.7

26 Guarantees and contingencies

Bank loans and credit facilities of the group have been jointly and severally guaranteed by the company and certain subsidiary undertakings. The maximum liabilities which could arise under these arrangements are £250m (2001 £250m; 2000 £250m). At 31 December 2002, amounts outstanding were £204.1m (2001 £215.9m; 2000 £154.0m). The shares of Taylor Nelson Sofres BV and Integres Holdings BV, subsidiary undertakings, have been pledged as security in relation to these arrangements.

Sofres SA has provided guarantees in the form of a letter of intent in relation to loans taken out to purchase properties in France. At 31 December 2002, the total loans outstanding were £0.5m (2001 £0.5m; 2000 £1.2m), of which £nil (2001 £nil; 2000 £nil) was secured over relevant properties.

A number of group companies have provided guarantees relating to rental commitments and commercial contracts in the normal course of business. At 31 December 2002, the total amounts guaranteed were £1.0m (2001 £1.8m; 2000 £1.1m).

Various group companies are parties to legal actions and claims, the most significant of which are associated with property (£0.8m) and employment-related matters (£3.0m). Although there is uncertainty regarding the final outcome of these claims, the directors believe that adequate provision has been made for anticipated liabilities.

The group is also involved in various other legal proceedings arising out of the normal course of business. The directors believe that the outcome of these proceedings is uncertain but is unlikely to have a material effect on the group's financial position.

27 Directors' emoluments

Directors' emoluments 2000

Directors	Salary £000	Bonus £000	Benefits £000	Fees £000	Total 2000 £000	Pension contributions 2000 £000
Dr Stephan Buck	–	–	–	91	91	–
Tony Cowling	325	172	1	–	498	26
Dr Neil Cross	–	–	–	27	27	–
Jacques-Henri David	–	–	–	27	27	–
Martin Frame	150	26	1	–	177	12
Nick Hodges	–	–	–	28	28	–
Mike Kirkham	230	63	1	–	294	18
David Lowden	220	86	1	–	307	13
Hugh Stammers	173	34	1	–	208	14
Henri Wallard	225	30	–	–	255	–
Pierre Weill	413	84	–	–	497	–
	1,736	495	5	173	2,409	83

Directors' emoluments 2001

Directors	Notes	Salary £000	Bonus £000	Benefits £000	Fees £000	Other £000	Total 2002 £000	Pension contributions 2002 £000
Dr Stephan Buck	1	–	–	–	92	–	92	–
Tony Cowling	2	338	107	1	–	100	546	27
Dr Neil Cross	–	–	–	–	29	–	29	–
Jacques-Henri David	–	–	–	–	29	–	29	–
Martin Frame	3	–	–	–	–	242	242	–
Nick Hodges	–	–	–	–	32	–	32	–
Mike Kirkham	4	282	117	1	–	–	400	23
David Lowden	–	245	100	1	–	–	346	15
Hugh Stammers	5	81	9	–	–	–	90	7
Henri Wallard	6	–	–	–	–	–	–	–
Pierre Weill	7	205	65	–	–	856	1126	–
		1,151	398	3	182	1,198	2,932	72

(1) Fees to Dr Stephan Buck include £63,960 as payment for consulting services to the group.

(2) Remuneration reflects part year as joint Chairman/Chief Executive and part year as Chairman. It includes £44,000 additional salary for also operating as Head of the Northern Europe Region until appointment of a replacement manager in December 2001, and £100,000 payment for reduction of contractual notice period from 24 months to 12 months on change in status.

(3) Martin Frame resigned from the board on 31 December 2000. On 31 August 2001 he left full-time employment with the group, receiving £ 242,480 compensation for the remaining period of his two year contract. For the first eight months of 2001 he received salary for his continuing work for the group of £104,000, pension contributions of £8,320 and healthcare benefit of £291. As from 1 September 2001, he is employed on a part-time basis for a period of 5 years, in which capacity he receives payments of £4,000 per annum. He retains his options over 600,000 shares awarded in 1998 under the LTIP and to 5,868 shares under the Savings Related Share Option Scheme.

(4) Mike Kirkham's remuneration reflects part of the year as Chief Executive Designate prior to becoming Chief Executive from 12 June 2001.

(5) Hugh Stammers resigned from the board on 12 June 2001 but continues in the group's employ. From that date he earned a salary of £98,956, a bonus of £19,313, pension contributions of £7,916 and healthcare benefits of £242. He retains options over 600,000 shares awarded in 1998 under the LTIP at 75p per share.

(6) Henri Wallard resigned from the board on 31 December 2000. He worked part-time from January 2001, earning £12,315 between then and his departure from the group on 30 September 2001. During the year, he exercised options over 550,000 ordinary shares awarded in 1998 under the LTIP at 75p per share. Market value on the date of exercise was 195p, giving a gain of £660,000. Options over a further 200,000 shares lapsed.

27 Directors' emoluments (continued)

(7) Pierre Weill resigned from the board on 12 June 2001. He received salary of £214,680 for the period from 12 June 2001 to his retirement from the group on 30 November 2001, at which point he received £856,108 compensation for the remaining period of his contracts with various group companies. He has been retained as a consultant to the group for a period of three years from 1 November 2001, in which capacity he will receive payments of approximately £290,000 per annum. He will also receive post-retirement benefits totalling £300,000 over the period of his retirement. On 5 July 2001, he exercised options over 750,000 shares awarded in 1998 under the LTIP at 75p per share. Market value was 187.5p giving a gain of £843,750.

Directors' emoluments 2002

Directors	*Notes*	*Salary* £000	*Bonus* £000	*Benefits* £000	*Fees* £000	*Total 2002* £000	*Pension contributions 2002* £000
Dr Stephan Buck	1	–	–	–	102	102	–
Tony Cowling	2	257	75	1	–	333	2
Dr Neil Cross		–	–	–	30	30	–
Jacques-Henri David	2	–	–	–	30	30	–
Martin Frame	4	–	–	–	–	–	–
Nick Hodges	5	–	–	–	33	33	–
Mike Kirkham	2	330	161	5	–	496	26
David Lowden		270	105	5	–	380	16
Rob Rowley	6	–	–	–	10	10	–
Remy Sautter	7	–	–	–	4	4	–
Hugh Stammers	8	–	–	–	–	–	–
Pierre Weill	9	–	–	–	–	–	–
		857	341	11	209	1,418	44

(1) Fees to Dr Stephen Buck include £72,110 as payment for consulting services to the group, which ceased from April 2003.

(2) Earnings for 2001 reflect the change in responsibilities in June 2001.

(3) Jacques-Henri David retired from the board on 31 January 2003.

(4) Martin Frame resigned from the board on 31 December 2000. On 31 August 2001 he left full-time employment with the group, receiving £242,480 compensation for the remaining period of his two year contract. He is employed on a part-time basis for a period of 5 years from 1 September 2001, in which capacity he receives payments of £4,000 per annum. On 18 March 2002 he exercised options over 600,000 shares at an average of 75p. Market value was 234p per share on that date giving a gain of £939,064.

(5) Nick Hodges retired from the board on 31 December 2002.

(6) Rob Rowley was appointed to the board on 1 September 2002.

(7) Remy Sautter was appointed to the board on 12 November 2002.

(8) Hugh Stammers retired from the board on 12 June 2001 but continued in the group's employment until 30 June 2002, earning a salary of £89,960, pension contributions of £14,394, bonus of £14,521 and healthcare benefit of £418. He received a payment of £104,481 on leaving the group. On 12 December 2002 he exercised his remaining options to acquire 600,000 shares at an average of 75p each. Market value was 154p per share on that date, giving a gain of £474,000.

(9) Pierre Weill resigned from the board on 12 June 2001. He has been retained as a consultant to the group for a period of 3 years from 1 November 2001, in which capacity he received payments to a value of £302,180 in 2002.

PART 4

PRO FORMA STATEMENT OF NET ASSETS FOR THE ENLARGED GROUP

The pro forma financial information set out below has been prepared to illustrate the effect on the consolidated net assets of TNS as if the acquisition of NFO had occurred at 31 December 2002. The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Enlarged Group which would have been reported if the acquisition of NFO had occurred at 31 December 2002.

The pro forma statement of combined net assets of the Enlarged Group set out below is based on the net assets of TNS as at 31 December 2002 extracted from the Comparative Table set out in Part 3 of this document and the consolidated net assets of NFO as at 31 December 2002 extracted from the Accountants' Report set out in Part 2 of this document.

Pro forma statement of net assets of the Enlarged Group

			Adjustments			
	TNS (note 1)	*NFO (note 2)*	*Placing proceeds (note 3)*	*New borrowings (note 4)*	*Effect of the acquisition (note 5)*	*Pro forma total*
	£m	*£m*	*£m*	*£m*	*£m*	*£m*
Fixed assets						
Intangible assets	178.6	117.8			192.7	489.1
Tangible assets	56.1	30.0				86.1
Investments						
Share of gross assets of joint ventures	22.3					22.3
Share of gross liabilities of joint ventures	(3.7)					(3.7)
	18.6					18.6
Associates	0.9	7.5				8.4
Other investments	8.3					8.3
	27.8	7.5				35.3
	262.5	155.3			192.7	610.5
Current assets						
Stock	28.8	31.7				60.5
Debtors	159.3	81.6				240.9
Cash at bank and in hand	35.6	18.0	50.9	207.5	(258.4)	53.6
	223.7	131.3	50.9	207.5	(258.4)	355.0
Creditors – amounts falling due within one year	(219.2)	(193.5)				(412.7)
Net current assets/ (liabilities)	4.5	(62.2)	50.9	207.5	(258.4)	(57.7)
Total assets less current liabilities	267.0	93.1	50.9	207.5	(65.7)	552.8
Creditors – amounts falling due after more than one year	(202.5)	(3.8)		(207.5)		(413.8)
Provisions for liabilities and charges	(23.6)	(8.1)				(31.7)
Net assets	40.9	81.2	50.9	-	(65.7)	107.3

Notes:

(1) The net assets of TNS are extracted without material adjustment from the Comparative Table set out in Part 3 of this document.

(2) The net assets of NFO are extracted without material adjustment from the Accountants' Report on NFO set out in Part 2 of this document and translated into sterling at $1.6105 : £1.00, being the closing rate of exchange at 31 December 2002.

(3) The net proceeds from the placing receivable by TNS are based on a placing of 39.1 million shares at a share price of £1.33 after costs of £1.1 million, as set out on page 9 of Part 1 of this document.

(4) New borrowing facilities represent the utilisation of bank financing facilities to finance the $400 million cash cost of acquisition (£248.4 million at $1.6105 : £1.00), less the £50.9 million net placing proceeds and adding transaction costs and expenses of approximately £10.0 million.

(5) The total consideration of $425 million for the acquisition of NFO is satisfied by $400 million in cash and by the issue of ordinary shares in the company to the value of $25 million, (total £263.9 million; £248.4 million cash and £15.5 million in shares at $1.6105 : £1.00). The goodwill of £192.7 million arising represents the difference between the total consideration less the book values of the net assets of NFO at 31 December 2002 of $130.8 million (£81.2 million at $1.6105 : £1.00), and adding costs of £10.0 million.

(6) No account has been taken of any fair value adjustments that might arise on the accounting for the acquisition of NFO.

(7) No account has been taken of trading results or other changes in the net assets of either TNS or NFO since 31 December 2002.

(8) No account has been taken of the possible additional consideration of $10 million (£6.2 million at $1.6105 : £1.00) which is payable in 2004 if the TNS' average share price is above 146 pence for 20 consecutive trading days within a 60 calendar day period ending on the 30th calendar day following the first anniversary of the closing of the acquisition of NFO.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Taylor Nelson Sofres plc
Westgate
London
W5 1UA

Deutsche Bank AG London
1 Great Winchester Street
London
EC2N 2DB

17 June 2003

Dear Sirs

Taylor Nelson Sofres plc ("the Company")

We report on the pro forma net asset statement for the Enlarged Group set out in Part 4 of the Company's Listing Particulars dated 17 June 2003. The pro forma net asset statement has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition of NFO WorldGroup, Inc. might have affected the consolidated net assets of the Company as at 31 December 2002.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma net asset statement in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma net asset statement and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma net asset statement with the directors of the Company.

Opinion

In our opinion:

(a) the pro forma net asset statement has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purpose of the pro forma net asset statement as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 5

SUMMARY OF THE TRANSACTION DOCUMENTS

1. Acquisition Agreement

1.1 Under the Acquisition Agreement, which is governed by New York law, TNS agrees to acquire (i) from Interpublic, the issued and outstanding capital stock of NFO, (ii) indirectly through Interpublic's wholly owned subsidiary, Interpublic Group Denmark Holdings APS (***IPG-Denmark***), a business share representing 60 per cent. of the registered capital of NFO AISA s.r.o., a company organised under the laws of the Czech Republic (***AISA***), (iii) indirectly through IPG-Denmark, the right to acquire the remaining 40 per cent. of the registered capital of AISA and (iv) from Interpublic, a loan from Interpublic to NFO with an aggregate principal amount of US$127 million, together with interest thereon until Completion.

1.2 Subject to any adjustments and/or variations described in this paragraph 1 below, the consideration payable by TNS under the Acquisition Agreement is:

(a) $400 million payable in cash on Completion (the ***Base Cash Purchase Price***);

(b) the allotment and issue to Interpublic of the Consideration Shares, being 11,688,218 Ordinary Shares; and

(c) $10 million payable in cash after the first anniversary of Completion, contingent upon TNS' average share price exceeding 146 pence during 20 consecutive trading days within a 60 calendar day period ending on the 30th calendar day following such anniversary.

1.3 The Base Cash Purchase Price is:

(a) subject to reduction (but not increase) pursuant to a working capital adjustment which the Directors do not expect will be triggered;

(b) subject to a net indebtedness adjustment; and

(c) subject to adjustment if, between the date of the Acquisition Agreement and Completion and with the consent of Interpublic, TNS issues Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares (other than the Placing Shares, issues to employees and directors, issues pursuant to TNS' share schemes, issues pursuant to currently outstanding options and issues exclusively to the Interpublic Group) (a ***Triggering Issue***), on the basis that 50 per cent. of the net proceeds of any such issue is applied to increase the Base Cash Purchase Price (subject to a maximum aggregate increase of $25 million) and in which event the number of Consideration Shares will be correspondingly decreased (see paragraph 1.4(b) of this Part 5 below).

1.4 The number of Consideration Shares to be issued to Interpublic is:

(a) subject to adjustment if between the date of the Acquisition Agreement and Completion there occurs a record date or effective date in respect of a share split, bonus issue, dividend outside the ordinary course of business or other similar event or transaction with respect to the Ordinary Shares; and

(b) subject to reduction (but not increase) if there is an increase in the Base Cash Purchase Price in the circumstances described in paragraph 1.3(c) of this Part 5 above.

1.5 The 146 pence reference price described in paragraph 1.2(c) of this Part 5 above is subject to adjustment on the occurrence of certain events in the period from the date of the Acquisition

Agreement until the end of the measuring period described in paragraph 1.2(c), such events including:

(a) TNS publicly announcing a commitment to conduct a Triggering Issue at a discount (although neither the issue of the Consideration Shares nor the announcement by TNS in the period of one placing of up to five per cent. of TNS' then issued and outstanding Ordinary Shares at a discount of up to 5 per cent. would trigger an adjustment of the reference price); and

(b) a record date or effective date occurring in respect of a share split, bonus issue, dividend outside the ordinary course of business or other similar event or transaction with respect to the Ordinary Shares.

1.6 Completion of the Acquisition Agreement is conditional, amongst other things, on:

(a) waiting periods or relevant authorisations in respect of all necessary mandatory regulatory approvals having expired, been terminated or been obtained and, in the case of the UK, no extension of the period for consideration having been made by the Office of Fair Trading within 20 business days of filing or, if such extension is made, no indication having been received from the Office of Fair Trading within 35 business days of filing that it would intend to refer, or to recommend reference, of the Acquisition to the Competition Commission;

(b) approval by Shareholders at the EGM;

(c) admission of the Consideration Shares to the Official List and to trading on the London Stock Exchange's market for listed securities;

(d) TNS having received at least $400 million in debt and/or equity financing on or after the date of the Acquisition Agreement (the ***Disbursement Condition***); and

(e) certain representations and warranties given by each of TNS and Interpublic being accurate in all material respects at Completion and there having been no material adverse effect on the business, financial condition or results of operations of the NFO Group taken as a whole or on the business, financial condition or results of operations of the Purchaser Group taken as a whole (the definition of material adverse effect in each case being subject to certain provisos, including in relation to force majeure events, industry-wide circumstances, macroeconomic factors and changes in law).

If Completion has not occurred by 8 February 2004, the Acquisition Agreement may be terminated.

1.7 The Acquisition Agreement contains provisions allowing for deferred completion of the acquisition by TNS of AISA and its subsidiaries and/or of NFO Infratest OY, an indirect Finnish subsidiary of NFO. In the event that there is a secondary completion in respect of AISA and its subsidiaries the Base Cash Purchase Price will be reduced by $3.27 million (which amount will then become payable by TNS on a secondary completion in respect of AISA and its subsidiaries). In the event that there is a secondary completion in respect of NFO Infratest OY the Base Cash Purchase Price will be reduced by $1.5 million (which amount will then become payable by TNS on a secondary completion in respect of NFO Infratest OY).

1.8 TNS has agreed to pay to Interpublic a break fee of $4.25 million if the Acquisition Agreement is terminated:

(a) by Interpublic if (i) all of the conditions to the obligations of TNS to complete the Acquisition Agreement, other than the Disbursement Condition, have been satisfied or waived for 10 consecutive business days and (ii) the failure to satisfy the Disbursement Condition is not as a result of a breach of the Acquisition Agreement by Interpublic;

(b) by TNS, if Interpublic has a right to terminate as described in paragraph 1.8(*a*) above but has not yet exercised that right;

(c) by TNS, if the Disbursement Condition has become incapable of fulfilment and has not been waived by TNS (so long as such incapability is not due to a breach of the Acquisition Agreement by Interpublic);

(d) by Interpublic or TNS, if Shareholder approval is not obtained at the EGM or if Shareholder approval has not been obtained by 8 February 2004;

(e) by TNS following a withdrawal by the Directors of their recommendation that Shareholders vote in favour of the Acquisition; or

(f) by Interpublic or TNS if either the Board has determined that the Directors' recommendation that Shareholders vote in favour of the Acquisition shall be withdrawn or if TNS has announced its intention to make such a determination.

1.9 TNS has given certain representations, warranties and indemnities in favour of Interpublic in respect of the TNS Group and its business, the Facilities Agreement and the Placing Agreement and it has given certain covenants and undertakings in respect of procuring satisfaction of the conditions to Completion. These are subject to certain limitations of liability in favour of TNS, including an aggregate cap on liability of $75 million (this cap being subject to certain customary exceptions).

1.10 Interpublic has given certain representations, warranties and indemnities in favour of TNS in respect of the NFO Group and its business and it has given certain covenants and undertakings in respect of procuring satisfaction of the conditions to Completion and conducting the NFO business in the ordinary course between the date of the Acquisition Agreement and Completion. These are subject to certain limitations of liability in favour of Interpublic, including an aggregate cap on liability of $75 million (this cap being subject to certain customary exceptions). Interpublic has also given covenants in favour of TNS in respect of tax liabilities of the NFO Group prior to Completion.

1.11 In addition, Interpublic has given TNS a right of first refusal to purchase the Interpublic Group's Infoplan business in Japan in the event that a third party offer is made in relation to the Infoplan business prior to the first anniversary of Completion.

2. Relationship Agreement

2.1 Under the Relationship Agreement, which is governed by English law and is conditional and only takes effect upon Completion, Interpublic has undertaken that it will not, and that it will procure that no other member of the Interpublic Group will, in the period until TNS makes its preliminary public announcement of its annual results for the year ending 31 December 2003 (expected to occur in March 2004, the ***Preliminary Announcement Date***), dispose of or transfer, or agree to dispose of or transfer, any interest in TNS securities, other than in respect of up to 50 per cent. of the Consideration Shares from the earlier of (*i*) 1 December 2003 and (*ii*) any date following Completion on which TNS announces publicly its intention to conduct a rights issue or an issue of securities which are convertible into or exchangeable for Ordinary Shares (any of such issues being a ***Releasing Issue***). Any disposal, transfer or offering of up to 50 per cent. of the Consideration Shares pursuant to this exemption must be through a broker nominated by TNS, unless the terms and conditions (including in relation to the timing and size of the disposal) offered by such broker are, in the reasonable opinion of Interpublic, materially worse than those offered by another broker of international repute.

2.2 The Relationship Agreement provides for certain other exemptions to the lock-up provisions, including in the following circumstances:

(a) from any date following 1 January 2004 on which TNS announces publicly its intention to conduct a Releasing Issue, the Interpublic Group may dispose of, transfer, offer, pledge or grant a security interest in respect of any of the Consideration Shares;

(b) participation in any non-pre-emptive placing of new Ordinary Shares proposed by TNS, so that the Interpublic Group may, in aggregate, offer to the proposed placee or placees, on the same terms offered by TNS, up to 40 per cent. of the aggregate number of Ordinary Shares that are the subject of such placing;

(c) any transfer or acceptance (at any stage during such offer) pursuant to a third party takeover offer for TNS made in accordance with the City Code or otherwise;

(d) the entering into of any irrevocable undertaking to accept a third party takeover offer for TNS (whether before or after a public announcement is made in respect of such offer), provided that any such irrevocable undertaking is conditional on such offer actually being made within 20 business days after the entering into of such irrevocable undertaking; and

(e) with the prior written approval of TNS.

2.3 As of the date of this document, the Board has no intention of conducting either a placing of new Ordinary Shares or a Releasing Issue.

2.4 During the term of the Relationship Agreement any transfer or offering of an interest in TNS securities by the Interpublic Group must be effected either in accordance with the agreement or following consultation with TNS. Interpublic must make all reasonable efforts to ensure an effective and orderly market for the issued capital of TNS, and TNS has agreed to provide the Interpublic Group with such assistance as may reasonably be given, in each case with respect to any such transfer or offering.

2.5 The Relationship Agreement will terminate on the earliest to occur of the following:

(a) the Interpublic Group ceasing to own, beneficially or otherwise, any interest in TNS securities;

(b) a material breach by TNS of any of certain specified assistance obligations under the agreement (provided that, where Interpublic knew or ought reasonably to have known of such breach, it has provided TNS with written notice of such breach and TNS has not remedied such breach within 10 business days of receipt of the notice);

(c) a control transaction occurring or being announced in respect of or by TNS (control transactions include a sale of all or substantially all of the assets of TNS and its subsidiaries taken as a whole, a share exchange in which TNS is a constituent corporation and an issue of new TNS securities to persons whose objective it is to obtain control of TNS, other than in each case where TNS shareholders continue to hold following such transaction or series of transactions more than 50 per cent. of the voting interests in TNS or its successor entity);

(d) a third party takeover offer for TNS becoming unconditional in all respects;

(e) the valid appointment of any liquidator, administrator, receiver or administrative receiver in respect of TNS pursuant to any applicable law;

(f) the date which is 60 calendar days following the Preliminary Announcement Date; and

(g) if, from and after 1 January 2004, TNS announces publicly its intention to conduct a Releasing Issue, the date which is 60 calendar days following the date of such announcement.

3. Transition Services Agreement

3.1 Under the Transition Services Agreement, which is governed by New York law, Interpublic agrees to provide to TNS following Completion certain services in connection with the NFO business. The services to be provided include payroll services and welfare and benefit plans services in relation to employees retained in the NFO business as well as new NFO employees.

3.2 The payroll services are to be provided by Interpublic from Completion until:

(a) if the first monthly payroll payment date occurs less than five business days following Completion, the last day of the fifth payroll period following Completion; or

(b) if the first monthly payroll payment date occurs six or more business days following Completion, the last day of the fourth payroll period following Completion.

3.3 The welfare and benefit plans services are to be provided by Interpublic from Completion until 31 December 2003 or, if earlier, until the date such services are terminated in accordance with the agreement.

3.4 TNS agrees to compensate Interpublic for the payroll services it performs by paying to Interpublic during each payroll period a service fee of $1,400 per payroll period.

3.5 TNS agrees to compensate Interpublic for the welfare and benefit plans services it performs by paying to Interpublic during each payroll period a service fee equal to 10 per cent. of the premium cost to Interpublic of the welfare benefits and the amount of all employer-paid taxes with respect to such welfare benefits during each relevant payroll period.

3.6 The Transition Services Agreement contains an indemnity given by the Company in favour of Interpublic in relation to losses arising in connection with the agreement, other than those caused by:

(a) breach of Interpublic's warranty that its services will be provided, in all material respects, with the manner and level of care with which such services were provided before Completion in the ordinary course of business and in compliance, in all material respects, with applicable law; or

(b) Interpublic's gross negligence, wilful misconduct or illegal misconduct.

4. Facilities Agreement

4.1 Under the Facilities Agreement, which is governed by English law, Barclays Capital, Lloyds TSB Bank plc, The Royal Bank of Scotland plc and Société Générale agree to provide facilities comprising:

(a) Facility A (a £100,000,000 364 day multi-currency revolving credit facility with the option to term-out for an additional 225 day period);

(b) Facility B (a £100,000,000 five year amortising term loan facility); and

(c) Facility C (a £290,000,000 five year multi-currency revolving credit facility),

(together the ***Loan Facilities***).

4.2 The Loan Facilities may be used as follows:

(a) Facility A towards the Group's general corporate purposes; and

(b) Facility B and Facility C towards:

   (i) partially funding the purchase of the NFO Group (including indebtedness of the NFO Group and the financing or refinancing of the expenses of the Acquisition);

   (ii) repaying existing indebtedness;

   (iii) funding or partially funding future acquisitions permitted under the terms of the Facilities Agreement;

   (iv) financing intra-Group funding requirements;

   (v) funding intra-Group restructuring costs; and

   (vi) financing the Group's general working capital requirements.

4.3 The Loan Facilities will bear interest at LIBOR (as defined in the Facilities Agreement) plus a margin initially set at 1.75 per cent. per annum.

4.4 Under the terms of the Facilities Agreement, TNS will enter into an equitable mortgage in respect of the shares in Taylor Nelson Sofres International Limited held by TNS and a New York law Security Document over the shares in the capital of NFO, both in favour of the Agent and the Finance Parties (as defined in the Facilities Agreement).

5. Placing Agreement and related documents

5.1 Under the Placing Agreement, which is governed by English law, each of Deutsche Bank and Cazenove (in its capacity as a Placing Agent) severally agreed, conditionally on, amongst other things, the Placing Shares being admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, to use its reasonable endeavours as agent for the Company to procure persons to take the Placing Shares at the Placing Price on the Placing Closing Date and, to the extent such persons were not found for all the Placing Shares, itself to take one half of the Placing Shares for which such persons were not found at the Placing Price on the Placing Closing Date.

5.2 Under the Placing Agreement, the Company agreed to pay, in aggregate, the Placing Agents a total of £1,040,060 in advisory fees and underwriting commissions.

5.3 The Company also agreed under the Placing Agreement to pay all costs and expenses relating to the Placing Agreement, the Placing and any related arrangements, including (without limitation) costs and expenses for the preparation, printing, publication, advertising and distribution of all the documents relating to the Placing, the listing fees of the UK Listing Authority, the fees of the London Stock Exchange, all professional costs and out of pocket expenses (including all professional costs reasonably incurred by the Placing Agents and out of pocket expenses reasonably incurred by their legal advisers) and the fees of the Company's registrars (but excluding, in each case, any commissions paid by the Placing Agents to the placees) and all related VAT properly chargeable on such costs, expenses and fees to the extent provided under the Placing Agreement.

5.4 The Placing Agreement contains certain representations, warranties, undertakings, covenants and indemnities given by the Company in favour of the Placing Agents. The covenants include the Company agreeing during the period from admission of the Placing Shares on 19 May 2003 until 18 September 2003 not to offer or sell Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares, without the prior written consent of the Placing Agents (such consent not to be unreasonably withheld or delayed) or except in certain specified circumstances which specifies circumstances include the issue of the consideration shares.

5.5 The Placing Agreement contains certain termination rights exercisable by the Placing Agents prior to admission of the Placing Shares but such admission, and closing of the Placing Agreement, took place on the Placing Closing Date, 19 May 2003.

5.6 Under the Initial Subscription and Put and Call Option Agreement, which is governed by English law, TNS subscribed for 86 Cashbox Co Ordinary Shares (on the basis that it already held two shares) and each of Deutsche Bank and Cazenove (in its capacity as a Cashbox Co Subscriber) subscribed for six Cashbox Co Ordinary Shares, in each case at a subscription price of £1 per Cashbox Co Ordinary Share. In consideration for each Cashbox Co Subscriber undertaking to pay £1 per Cashbox Co Ordinary Share for such subscription by it and conditional on the Placing not having completed on or before 19 May 2003, TNS granted a put option in favour of each Cashbox Co Subscriber, giving it the right to require TNS to purchase for £1 per Cashbox Co Ordinary Share the Cashbox Co Ordinary Shares held by it. In consideration for TNS granting such put option and conditional on the Placing not having completed on or before 19 May 2003, each Cashbox Co Subscriber granted a call option in favour of TNS, giving TNS the right to require each Cashbox Co Subscriber to sell for £1 per Cashbox Co Ordinary Share the Cashbox Co Ordinary Shares held by it.

5.7 Under the Share Subscription and Transfer Agreement, which is governed by English law, each of Deutsche Bank and Cazenove (in its capacity as a Cashbox Co Subscriber) agreed, conditionally on, amongst other things, the Placing Agreement becoming unconditional and not having been terminated:

(a) to subscribe for, and Cashbox Co agreed to allot and issue to each Cashbox Co Subscriber, 26,001,500 Cashbox Co Preference Shares at a subscription price of £1 per share; and

(b) following payment of the subscription price, to transfer to TNS the legal and beneficial interest in its Cashbox Co Preference Shares (having a value of £1 per share) and the legal and beneficial interest in its Cashbox Co Ordinary Shares (having a value of £1 per share) in consideration for the issue by TNS of the Placing Shares in accordance with the Placing Agreement.

5.8 Each of the Initial Subscription and Put and Call Option Agreement and the Share Subscription and Transfer Agreement contains certain representations, warranties, undertakings and indemnities given by the Company and Cashbox Co in favour of the Cashbox Co Subscribers.

5.9 On 19 May 2003, the legal and beneficial interests in all of the Cashbox Co Subscribers' Cashbox Co Preference Shares and Cashbox Co Ordinary Shares were transferred to TNS in accordance with the provisions of the Share Subscription and Transfer Agreement. On 20 May 2003, all of the Cashbox Co Preference Shares were redeemed for cash.

PART 6

ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and their experience

2.1 Details of the Directors including their age, principal functions and management experience and expertise are set out below:

Antony Brian Cowling (67) *Chairman*: Was a founder of Taylor Nelson Limited in 1965. He became Chief Executive of Taylor Nelson AGB plc in 1989 and Executive Chairman of the newly merged Taylor Nelson Sofres at the end of 1997. He relinquished his CEO responsibilities in June 2001.

Michael Anthony Kirkham (56) *Chief Executive*: Joined AGB Research Limited in 1970 and took charge of television research activities in the UK in 1976. Appointed to the Taylor Nelson AGB plc board in 1992. In 1999, he was appointed head of the Sector Executive Committee, responsible for growing international specialist sector activities. Became Chief Executive in June 2001.

David Soutar Lowden (45) *Finance Director*: Joined the Company and was appointed to the Board in February 1999. He previously held senior finance positions at Asprey & Garrard Limited, ACNielsen and Federal Express Corporation.

Dr Stephan Frank Buck (66) *Non-executive Director, Chairman of the Nomination Committee*: Was a director of AGB Research Limited for over 25 years, joining shortly after its foundation, and was associated with its growth to become the largest market research company in Europe. In particular Dr Buck set up and managed TV audience measurement services internationally. He is an Honorary Fellow of the Market Research Society and co-editor of its journal.

Dr Neil Earl Cross (58) *Non-executive Director, Chairman of the Audit Committee*: Joined the Board in December 1996. He was a director of 3i Group plc from 1989 to December 1996. Among his current non-executive directorships are Alliance UniChem Plc, Dawson Holdings PLC, Close Technology & General VCT PLC (Chairman) and a number of private companies. He is also Chairman of the Royal Society for the encouragement of Arts, Manufacturers and Commerce (the RSA).

Robert Oscar Rowley (53) *Non-executive Director, Senior Independent Director, Chairman of the Remuneration Committee*: Joined the Board in September 2002. From 1990 to 2001, he was on the board of Reuters plc, serving as Finance Director for 10 years, then as Chief Executive of Reuterspace. He is currently Executive Deputy Chairman of Cable and Wireless plc and a non-executive director of Prudential plc.

Rémy Richard Sautter (58) *Non-executive Director*: Joined the Board in November 2002. He is Chairman of Channel 5 and RTL Radio. He is also a non-executive director of PartnerRe Limited, a New York Stock Exchange-listed global reinsurance company and two media companies listed in France - M6-Métropole Télévision SA and Wanadoo SA.

2.2 The business address of each of the Directors is Westgate, London W5 1UA.

2.3 The names of the companies or partnerships (other than subsidiaries of the Company or any of the companies listed below) of which the Directors are, or have been, directors or partners within the five years preceding the date of this document, are as follows:

Directors	*Position*	*Company*	*Position still held*
Dr N E Cross	Chairman	Close Technology & General VCT PLC	Yes
	Director	Alliance UniChem Plc	Yes
	Director	Bayard Fund	Yes
	Director	British Maritime Technology Limited	Yes
	Director	Dawson Holdings PLC	Yes
	Director	RSA Adelphi Enterprises Ltd	Yes
	Director	Dah Sing Financial Holdings Limited	No
	Director	Perkins Foods PLC	No
	Director	Baring European Fund Managers Limited	No
	Director	Babtie BMT (Asia) Limited	No
	Director	The Babraham Institute	No
D S Lowden	Financial Director	Asprey & Garrard Limited	No
R O Rowley	Deputy Chairman	Cable and Wireless plc	Yes
	Director	E Universities UK Worldwide	Yes
	Director	Prudential Corporation plc	Yes
	Director	Blaxmill (Two) Limited	No
	Director	Reuters Business Services Limited	No
	Director	Reuters Funds Investments Limited	No
	Director	Reuters Group Nominees Limited	No
	Director	Reuters Group Overseas Holdings (UK) Limited	No
	Director	Reuters Group plc	No
	Director	Reuters Holdings Limited	No
	Director	Reuters Investments Limited	No
	Director	Reuters Limited	No
	Director	Reuters Nominees Limited	No
	Director	Reuters Pension Fund Limited	No
	Director	Reuters SPS Trustee Limited	No
	Director	Rhinanthus Limited	No
	Director	RRP Pension Trustee Limited	No
R R Sautter	Chairman	Ediradio – RTL	Yes
	Chairman	Channel 5 Limited	Yes
	Director	Partner Re Limited	Yes
		M6-Métropole Télévision SA	Yes
		Wanadoo SA	Yes

3. Incorporation and Status of the Company

3.1 The Company was incorporated in England and Wales under the Companies Act 1948 on 7 August 1967 as a private company limited by shares, with the name Inglocas Public Relations Limited, and registered number 912624. The Company changed its name to Financial Press Information Services Limited on 21 November 1967, to Chetwynd Streets International Limited on 16 January 1978 and to Chetwynd Streets Limited on 30 April 1985. The Company re-registered as a public limited company under the name Chetwynd Streets plc on 21 June 1985. The Company changed its name to Addison Page Chetwynd Streets plc on 6 May 1986, to Addison Consultancy Group plc on 24 July 1986, to Taylor Nelson AGB plc on 29 July 1992 and to Taylor Nelson Sofres plc on 16 June 1998. The Company operates under the provisions of the Companies Act 1985 (the "Act").

3.2 The registered office and head office of the Company is at Westgate, London W5 1UA.

3.3 TNS is the holding company of a group of companies incorporated in the UK and overseas, all of which are principally engaged in the collection of market information data for the provision of market information services.

3.4 The Memorandum of Association of the Company provides that the principal object of the Company is to carry on business as a holding company. The objects of the Company are set out in full in clause 4 of its Memorandum of Association.

4. Share capital

4.1 The following table shows the authorised and issued and fully paid share capital of the Company as at 12 June 2003 (being the latest practicable date prior to the publication of this document):

	Current	
Ordinary Shares	*Authorised*	*Issued and fully paid up*
Nominal value	£25,500,000	£21,520,723.05
Number	510,000,000	430,414,461

4.2 The following table shows the authorised and issued and fully paid up share capital of the Company as it will be following the Acquisition (assuming there are no further issues of share capital other than the Consideration Shares and assuming no adjustment of the number of Consideration Shares under the Acquisition Agreement):

	Proposed	
Ordinary Shares	*Authorised*	*Issued and fully paid up*
Nominal value	£25,500,000	£22,105,133.95
Number	510,000,000	442,102,679

4.3 In the three years preceding the date of this document, the following changes have occurred in the authorised and issued share capital of the Company.

(a) A total of 39,100,000 Ordinary Shares were issued at 133 pence each on 19 May 2003 pursuant to the Placing, details of which are included in the sections headed 'Financing' in Part 1 of this document and in paragraph 5 of Part 5 of this document. A summary of the Placing Agreement and related documents entered into by TNS in respect of the Placing is set out in paragraph 5 of Part 5 of this document.

(b) A total of 4,092,211 Ordinary Shares have been issued on exercise of options granted pursuant to the Share Option Schemes, and 40,299 Ordinary Shares have been issued to the trustee of the EBT to fund the grant of phantom options under The Worldwide Employee Sharesave Plan, to Group employees in jurisdictions where, either for taxation or other regulatory reasons, the grant of an option to an individual is not practicable.

(c) A total of 374,398 Ordinary Shares were issued to Mr Rene Spogard on 27 June 2000 at 280.45 pence each, pursuant to an agreement whereby TNS purchased the entire issued share capital of Gallup A/S in exchange for certain payments by TNS to Mr Spogard, to be used to subscribe for Ordinary Shares.

4.4 As at 12 June 2003 (being the last practicable date prior to the publication of this document), the following options granted to Directors and certain employees of the Group under the Share Option Schemes remained outstanding:

(a) *1984 Executive Share Option Scheme*

Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
1992	11.36	1995-2002	–
1993	22.95	1996-2003	49,512
1994	27.72	1997-2004	–
			49,512

(b) *1989 Savings Related Share Option Scheme*

Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
1995	25.63	2000-2002	–
1996	31.81	2001-2003	44,865
1997	38.17	2002	–
1997	38.17	2004	129,723
1998	108.00	2002	–
1998	87.00	2003	379,700
1998	87.00	2005	118,510
1999	167.00	2002	1,972
1999	135.00	2004	289,100
1999	135.00	2006	52,800
			1,016,670

(c) *1993 Long Term Incentive Plan*

Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
1996	12.125	1999-2003	8,750
1996	–	1999-2003	–
1997	12.125	2000-2004	54,000
1998	12.125	2001-2005	163,634
1998	95.000	2001-2005	2,069,094
1998	75.000	2001-2005	1,745,000
1999	75.000	2002-2006	500,000
2002	75.000	2005-2009	295,275
2002	–	2004-2009	116,000
			4,951,753

(d) *1994 Executive Share Option Scheme*

Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
1996	47.48	1999-2006	35,758
1997	47.48	2002-2007	169,441
1998	86.25	2001-2008	1,177,750
1999	136.75	2002-2009	1,301,234
1999	185.00	2002-2009	40,000
2000	237.50	2003-2010	1,403,000
2001	218.00	2004-2011	1,660,000
			5,787,183

(e) *1999 Worldwide Employee Share Save Plan*

Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
1999	91.50	2004-2005	730,912
1999	129.50	2004-2005	82,814
1999	114.25	2002-2003	–
1999	145.00	2005	29,736
1999	181.00	2003	26,256
2000	249.50	2003-2004	71,440
2000	200.00	2005-2006	313,869
2000	200.00	2005-2006	37,846
2000	235.56	2004-2005	45,650
2000	248.50	2006-2007	3,118
2001	213.50	2008-2009	87,857
2001	171.00	2006-2007	282,112
2001	171.00	2008-2009	29,991
2001	218.40	2006-2007	21,126
2001	213.50	2006-2007	4,244
2001	160.00	2004-2005	21,081
2001	128.00	2006-2007	60,608
2002	228.00	2005	82,982
2002	183.00	2007	362,944
2002	194.00	2007	2,013
2002	228.00	2007	1,960
2002	224.00	2007	5,623
2002	183.00	2009	18,538
2002	131.00	2006-2006	9,714
2002	105.00	2007-2008	30,690
2002	228.00	2005	47,732
2003	114.00	2006-2007	431,975
2003	91.00	2008-2009	921,158
2003	120.00	2007-2008	2,006
2003	114.00	2006-2007	33,196
2003	96.00	2008-2009	37,944
2003	114.00	2006-2007	298,871
2003	91.00	2008-2009	1,352,866
2003	91.00	2010-2011	204,013
			5,692,885

(f) *2001 Executive Share Option Plan*

Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
2001	203.50	2004-2008	430,000
2002	232.50	2005-2009	1,009,701
2002	195.00	2005-2009	1,687,500
2002	184.00	2005-2009	1,078,500
2002	184.00	2005-2012	181,500
2002	141.00	2005-2009	260,000
2003	102.00	2006-2013	4,308,000
			8,955,201

The total number of share options over Ordinary Shares outstanding under all the Share Option Schemes is 26,453,204 as at 12 June 2003 (being the latest practicable date prior to the publication of the document).

4.5 Options have been granted over the capital of Taylor Nelson Sofres Teleseker Limited, (***TNST***) a subsidiary of the Group. Under the arrangements for the acquisition of 51 per cent. of TNST, the Group entered into put and call options with Dori Shadmon, the holder of these shares over the remaining 49 per cent. of the issued share capital of TNST, the put and call options are exercisable in two tranches: the first tranche for twelve months following 31 December 2003 over 24 per cent. of the shares; and the second tranche exercisable for five years following 31 December 2003 over the balance, at a price per share calculated as being ten times the average net profit after tax in the three financial years preceding the exercise of the option, in respect of the first tranche, and eleven times the average net profit after tax in the three financial years preceding the exercise of the option in respect of the final tranche, subject to an overall cap of $6.5 million.

4.6 Save as disclosed in this Part 4:

(a) during the three years preceding the date of this document, no share or loan capital of TNS or any of its subsidiaries (other than intra-group issues by wholly-owned subsidiaries) has been issued or agreed to be issued fully or partly paid, either for cash or for a consideration other than cash;

(b) during the three years preceding the date of this document, no commissions, discounts, brokerages or other special items have been granted by TNS or any of its subsidiaries in connection with the issue or sale of any share or loan capital of any such company; and

(c) no share or loan capital of the Company or any of its subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

4.7 Pursuant to an ordinary resolution passed at the annual general meeting of TNS, on 14 May 2003, the Directors were generally and unconditionally authorised for the purposes of section 80 of the Act to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to a maximum nominal amount of £7,273,814. This authority expires at the earlier of the conclusion of the annual general meeting of the Company to be held in 2004 or the expiry of 15 months from the date of the passing of the resolution.

4.8 By a special resolution passed at the annual general meeting of TNS, on 14 May 2003, the Directors were empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) as if section 89(1) did not apply to any such allotment. This power expires at the conclusion of the annual general meeting of the Company to be held in 2004 or the expiry of 15 months from the date of the passing of the resolution (whichever is the earlier) and is limited to the allotment of equity securities up to a maximum nominal amount of £977,928.

4.9 The provisions of section 89(1) of the Act, which (to the extent not disapplied pursuant to section 95 of the Act) confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 94(2) of the Act) which are paid or payable in cash, apply to the authorised but unissued share capital of the Company to the extent those provisions are not disapplied pursuant to the special resolution referred to in paragraph 4.8 above.

4.10 The existing Ordinary Shares are in registered form and are listed only on the Official List and admitted to trading on the London Stock Exchange. The existing Ordinary Shares and the Consideration Shares may be held in uncertificated form. The Consideration Shares will be issued in certificated form on Completion and will be listed on the Official List and admitted to trading on the London Stock Exchange.

4.11 Following Completion and issue of the Consideration Shares and after taking account of Ordinary Shares reserved for issue pursuant to the exercise of options granted under the Share Option Schemes, 46,395,870 Ordinary Shares, representing approximately 10.49 per cent. of the enlarged authorised share capital of the Company, will remain unissued and unreserved assuming there are no further issues of share capital other than the Consideration Shares and assuming no adjustment of the Consideration Shares under the Acquisition Agreement.

4.12 Following Completion, Interpublic will hold 11,688,218 Ordinary Shares, representing an interest of approximately 2.64 per cent. in the issued share capital of TNS (assuming there are no further issues of share capital other than the Consideration Shares and assuming no adjustments of the number of Consideration Shares under the Acquisition Agreement).

5. Directors' and other interests

5.1 As at 12 June 2003 (being the latest practicable date prior to the posting of this document), the interests (all of which are beneficial) of the Directors and their immediate families in the existing issued share capital of the Company, as notified to the Company pursuant to section 324 or section 328 of the Act and shown in the register of directors' interests required to be maintained under section 325 of the Act, and of persons connected (within the meaning of section 346 of the Act) with a Director which would, if the connected person were a Director, be required to be disclosed pursuant to the Act and the existence of which is known to, or could with reasonable diligence be ascertained by that Director, are as follows assuming there are no further issues of share capital other than the Consideration Shares and assuming no adjustment of the Consideration Shares under the Acquisition Agreement:

Name	*No. of Ordinary Shares*	*Percentage of existing issued share capital*	*Percentage of enlarged issued share capital*
A B Cowling	2,815,820	0.654%	0.637%
M A Kirkham	194,654	0.045%	0.044%
Dr S F Buck	63,000	0.015%	0.014%
Dr N E Cross	20,000	0.005%	0.005%
D S Lowden	25,000	0.006%	0.006%
R O Rowley	–	–	–
R R Sautter	5,000	0.001%	0.001%

In addition, A B Cowling has a non beneficial interest in 690,130 Ordinary Shares.

5.2 As at 12 June 2003 (being the latest practicable date before the posting of this document), Schemetype Limited in its capacity as trustee of the ESOP held 1,841,286 Ordinary Shares (approximately 0.4 per cent. of the enlarged share capital) and the Mourant & Co. Trustees Limited in its capacity as trustee of the EBT held a further 7,410,446 Ordinary Shares

(approximately 1.7 per cent. of the enlarged share capital). As potential beneficiaries of these trusts, A B Cowling, M A Kirkham and D S Lowden are additionally deemed to be interested in these shares.

5.3 Under the Share Option Schemes, the following options or other rights over Ordinary Shares have been granted to Directors and remain outstanding on 12 June 2003 (being the latest practicable date before the posting of this document):

(a) *1989 Savings Related Share Option Scheme*

	Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
M A Kirkham	1999	135.00	Jul to Dec 2004	3,700
D S Lowden	1999	135.00	Jul to Dec 2004	5,000
				8,700

(b) *1993 Long Term Incentive Plan*

	Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
A B Cowling	1998	95.00	Jun 2001 to Jun 2005	568,182
A B Cowling	2002	–	Apr 2004 to Jul 2009	116,000
M A Kirkham	1998	95.00	Jun 2001 to Jun 2005	568,182
D S Lowden	1999	75.00	May 2002 to May 2006	500,000
				1,752,364

(c) *1998 Worldwide Employee Sharesave Plan*

	Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
A B Cowling	2000	200.00	Jul 2005 to Dec 2005	1,687
A B Cowling	2001	171.00	Jul 2006 to Dec 2006	1,973
A B Cowling	2002	228.00	Jul 2005 to Dec 2005	833
M A Kirkham	2000	249.50	Jul 2003 to Dec 2003	403
M A Kirkham	2002	183.00	Jul 2007 to Dec 2007	1,808
				6,704

(d) *2001 Executive Share Option Plan*

	Year of grant	*Exercise price (p)*	*Exercise period*	*No of Ordinary Shares*
A B Cowling	2001	203.50	Jul 2004 to Jun 2008	80,000
M A Kirkham	2001	203.50	Jul 2004 to Jun 2008	200,000
M A Kirkham	2002	184.00	Jul 2005 to Jul 2012	300,000
M A Kirkham	2003	102.00	Apr 2006 to Apr 2013	150,000
D S Lowden	2001	203.50	Jul 2004 to Jun 2008	150,000
D S Lowden	2002	184.00	Jul 2005 to Jul 2012	200,000
D S Lowden	2003	102.00	Apr 2006 to Apr 2013	200,000
				1,280,000

5.4 Save as disclosed above, none of the Directors has any interest in the share capital of the Company or any of its subsidiaries.

5.5 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by the Company or any of its subsidiaries during the current or immediately preceding financial year or which was effected by the Company or any of its subsidiaries during an earlier financial year and remains in any respect outstanding or unperformed.

5.6 There are no outstanding loans granted by any member of the Group to any of the Directors nor any guarantees provided by any such company for their benefit.

5.7 In the year ended 31 December 2002, the total aggregate remuneration paid and benefits in kind (including long term incentives and pension contributions) granted to the Directors by any member of the Group was £1.418 million. The total emoluments receivable by the Directors will not be varied as a result of the Acquisition.

5.8 As at 12 June 2003 (being the latest practicable date before the posting of this document), the Company had been notified pursuant to the Act that the following persons are interested in three per cent. or more of the existing issued share capital of the Company:

Shareholders	*Number of Ordinary Shares*	*Percentage of issued ordinary share capital of TNS*	*Percentage of issued ordinary share capital of TNS post Acquisition*
FMR Corporation	47,088,888	10.94%	10.65%
Henderson Global Investors	31,215,351	7.25%	7.06%
Insight Investments	30,001,857	6.97%	6.79%
Threadneedle Asset Management	26,001,031	6.04%	5.88%
Scottish Widows Investment	23,065,053	5.36%	5.22%
Legal & General Investment Management	14,428,953	3.35%	3.26%

In addition, Schemetype Limited, a wholly-owned subsidiary of the Company, holds 1,341,286 Ordinary Shares (0.31 per cent. of the existing issued share capital of TNS, and 0.30 per cent. of the enlarged issued share capital of TNS) in its capacity as a trustee of ESOP for the purpose of facilitating the acquisition of Ordinary Shares by employees of the Group.

5.9 As otherwise disclosed in paragraph 5.8, the Directors are not aware of any person who is, or will be following Completion, interested directly or indirectly (within the meaning of Part VI of the Companies Act) in three per cent. or more of the Company's issued share capital or who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

6. Service agreements

6.1 The Company has entered into the following service agreements (which are available for inspection at the address specified in paragraph 17 below):

(a) An agreement dated 25 January 2002, whereby A B Cowling agreed to serve as Chairman. The agreement is terminable on twelve months' notice given by either party. Under the agreement, A B Cowling is entitled to a base salary (currently at the rate of £262,500 per annum) and a bonus (based on performance), not to exceed £75,000 for the year ending 30 June 2003.

(b) An agreement dated 7 January 1993, whereby M A Kirkham agreed to serve as an executive director. The agreement is terminable on twenty-four months' notice given by either party. Under the agreement, M A Kirkham is entitled to a base salary (currently at

the rate of £346,500 per annum), a bonus (based on performance) with a target level of 50 per cent. of base salary and a maximum amount of 100 per cent. of base salary, and a pension contribution of an amount equal to 8 per cent. of gross salary.

(c) An agreement dated 15 December 1998, whereby D S Lowden agreed to serve as Finance Director. The agreement is terminable on twelve months' notice by either party. The notice period increases to 24 months in the event of change of control, if he is not offered a position in the reconstructed company on generally agreed equivalent terms. Under the agreement, D S Lowden is entitled to a base salary (currently at the rate of £290,000 per annum), a bonus (based on performance) with a target level of 40 per cent. of base salary and a maximum amount of 75 per cent. of base salary, and a pension contribution of an amount equal to 6 per cent. of gross salary.

(d) An agreement dated 28 February 1994 whereby Dr S F Buck agreed to serve as a non-executive director until the 1995 Annual General Meeting (he has subsequently been re-elected for successive periods of two years by Shareholders in general meeting). The agreement is terminable on twelve months' notice by either party. Under the agreement, Dr S F Buck is entitled to a director's fee (currently at the rate of £31,500 per annum).

(e) An agreement dated 9 August 2002, whereby R O Rowley agreed to serve as a non-executive director until the 2003 Annual General Meeting (he has subsequently been re-elected for a further period of two years by Shareholders in general meeting). The agreement is terminable on twelve months' notice by either party. Under the agreement, R O Rowley is entitled to a director's fee (currently at the rate of £32,500 per annum).

(f) An agreement dated 5 December 1996, whereby Dr N E Cross agreed to serve as a non-executive director until the 1997 Annual General Meeting (he has subsequently been re-elected for successive periods of two years by Shareholders in general meeting). The agreement is terminable on twelve months' notice by either party. Under the agreement, N E Cross is entitled to a director's fee (currently at the rate of £31,500 per annum).

(g) An agreement dated 11 September 2002, whereby R R Sautter agreed to serve as a non-executive director until the 2003 Annual General Meeting (he has subsequently been re-elected for a further period of two years by Shareholders in general meeting). The agreement is terminable on twelve months' notice by either party. Under the agreement, R R Sautter is entitled to a director's fee (currently at the rate of £30,000 per annum).

Each of the executive directors (being A B Cowling, M A Kirkham and D S Lowden) is entitled to life assurance and private medical insurance.

Each of the executive directors (being A B Cowling, M A Kirkham and D S Lowden) participate in a bonus plan for the Directors and senior management of the Company, which links the sums paid by way of bonus to the achievement of performance targets set by the remuneration committee of the Board. Details of the bonuses paid to the executive directors for the period ending 31 December 2002 are set out in Part 3 of this document.

6.2 None of the Directors:

(a) has any unspent convictions in relation to indictable offences;

(b) has been adjudged bankrupt or been a party to a deed of arrangement or any form of voluntary arrangement;

(c) has been a director with an executive function of any company which, whilst he was such director or within 12 months after his ceasing to be such a director was put into receivership compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or entered into any composition or arrangement with its creditors generally or any class of its creditors, save that M A Kirkham and

Dr. S F Buck were directors of AGB Research Plc, a subsidiary of AGB International Plc (formerly Pergamon AGB Plc), which was put into administration on 6 December 1991 by an order of the High Court. Such directors have had no involvement with that company since then;

(d) has been a partner in any partnership which, whilst he was a partner or within 12 months after his ceasing to be such a partner was put into compulsory liquidation or had an administrator or administrative or other receiver appointed or entered into any voluntary arrangements;

(e) has had an administrative or other receiver appointed in respect of any asset belonging to him or to any partnership of which he was a partner at the time of such appointment or within the 12 months preceding such appointment; and

(f) has received any public criticisms by statutory or regulatory authorities (including recognised professional bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

7. Summary of Articles of Association of the Company

7.1 The Articles of Association of the Company which were adopted by a special resolution passed on 9 June 1992 and amended by special resolutions passed on 31 May 1994, 28 May 1996, 16 June 1998, 13 June 2000 and 12 June 2001 (the ***Articles***) contain provisions, amongst other things, to the following effect:

(a) *Shareholder Meetings*

An annual general meeting of the shareholders must be held once each year within a period of not more than 15 months after the previous annual general meeting.

(b) *Voting*

Subject to any rights or restrictions as to voting attached to any class of shares on a show of hands, every member present in person has one vote, and, on a poll, every member has one vote for every share of which he is the holder. Unless the Directors otherwise determine, a member is not entitled to vote unless all calls due from him have been paid or if he is in default in supplying information requested by the Company in a notice under section 212 of the Act.

(c) *Variation of rights and changes in capital*

The rights attached to any share or class of shares may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of such provision, with the consent in writing of holders of not less than three-quarters of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings apply to every such separate meeting save that the necessary quorum shall be persons holding or representing by proxy one-third of the nominal amount paid up of the issued shares of that class and, that each holder of shares of the class, present in person or by proxy, shall on a poll be entitled to one vote for every share of the class held by him or her, and if at any adjourned meeting of such holders such quorum as aforesaid is not present, any two holders of shares of that class who are present in person or by proxy shall be a quorum.

The Company may by ordinary resolution:

- increase its share capital;
- consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

- sub-divide its shares or any of them into shares of smaller amounts than is fixed by the Memorandum of Association, subject to the provisions of the Act, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as the Company has power to attach to un-issued or new shares; and
- cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

The Company may by special resolution reduce its share capital redemption reserve fund and any share premium account in any manner authorised, and subject to any conditions prescribed, by the Act.

Subject to the requirements of the Act, the Company may purchase its own shares provided that if, prior to such purchase there are convertible shares of the Company no such purchase shall be made and no contract relating to any such purchase shall be entered into unless either: (1) it has received the consent in writing of the holders of not less than three-quarters in nominal value of any class of convertible shares other than those which are convertible into shares which as respects dividend and capital carry a right to participate only up to a specified amount in distribution; or (2) it has been sanctioned by an extraordinary resolution passed at a separate general meeting of the holders of such convertible shares to which meeting the provisions on the modification of class rights shall apply.

(d) *Transfer of shares*

Any member may transfer all or any of his shares by instrument in writing in any usual or common form, or in such other form as the Board shall from time to time approve. Such instrument of transfer must be lodged with the Company at its registered office, or such other place as the Directors may appoint, duly stamped and accompanied by the certificate for the shares to be transferred and such other evidence (if any) as the Board may require to prove the title of the transferor and, if the transfer is executed by some other person on his behalf, the authority of that person to do so. The instrument of transfer must be respect of only one class of share. The Board may, in its absolute discretion, and without assigning any reason refuse to register a transfer of any share to a person of whom it does not approve and refuse to register any transfer of any share to more than four joint holders or any transfer of any share on which the Company has a lien.

(e) *Dividends*

Subject to any special rights as to dividends attached to any shares issued by the Company in the future, all dividends shall be declared and paid to the holders of Ordinary Shares in proportion to the amounts paid up on the Ordinary Shares held by them. No dividend shall exceed the amount recommended by the Directors. The Directors may deduct from any dividend payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company. Any general meeting declaring a dividend may direct payment of such dividend wholly or partly by the distribution of specific assets and in particular of paid up shares or debentures of any other company or in any one or more of such ways and the Directors shall give effect to such resolution and may vest any specific assets in trustees as may seem expedient to the Directors.

(f) *Lapse of entitlement to dividends*

Any dividend unclaimed for a period of twelve years after having been declared (or, in the case of an interim dividend, remaining uncashed for a period of twelve years after having been sent) shall be forfeited and shall revert to the Company.

(g) *Distribution of assets on liquidation*

If the Company is wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the members in kind the whole or any part of the assets of the Company.

(h) *Borrowing powers*

The Directors will restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiaries so as to ensure (as regards its subsidiaries so far as by such exercise it can so ensure) that the aggregate amount for the time being outstanding in respect of the monies borrowed or secured by the Company and its subsidiaries (excluding intra-group borrowings) shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to twice the aggregate from time to time of the amount paid up or credited as paid up on the issued share capital of the Company and the amount standing to the credit of the capital and revenue reserves (including any share premium account, capital redemption reserves and any credit balance on profit and loss account) all as shown by the audited balance sheet but adjusted as specified in the Articles.

(i) *Directors*

The number of Directors shall not be less than two.

A Director shall not be required to hold any shares in the Company by way of qualification.

Each Director shall be entitled to receive remuneration for his services in each year as determined by the Board. The Directors shall be repaid incidental expenses necessarily incurred by them in attending meetings or otherwise incurred while engaged on their duties as Directors. If by arrangement with the Board any Director performs services outside his ordinary duties as a Director, the Board may pay him special remuneration, in addition to any ordinary remuneration, and such special remuneration may be by a lump sum or by way of salary, commission, participation in profits or otherwise.

A Director shall not vote on any resolutions concerning any contract or arrangements or any other proposal in which he has a material interest and shall not be counted in the quorum of a meeting in relation to a resolution on which he is not entitled to vote. However, a Director shall be entitled to vote and be counted in the quorum in respect of any resolution concerning:

(i) the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer

the Director is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any proposal concerning another company in which the Director is interested, directly or indirectly, whether as an officer, shareholder or otherwise howsoever, provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of the relevant company;

(v) any proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefit scheme under which he may benefit and which has been approved by or is subject to an conditional on approval by the Board of the Inland Revenue for taxation purposes; or

(vi) any proposal relating to any arrangement for the benefit of employees under which the Director benefits or may benefit in a similar manner as the employees and which does not accord to him as a Director any privilege or advantage not generally accorded to the employees to whom the arrangement relates.

Where proposals are under consideration at a Board meeting concerning the appointment (including the fixing or varying of the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately. In such case each of the Directors concerned (if not debarred from voting under the proviso referred to at subparagraph (iv) above) shall be entitled to vote (and to be counted in the quorum) in respect of each resolution except that concerning his own appointment.

Section 293 of the Act, regarding the appointment and retirement of directors who have attained the age of 70 years, does not apply to the Company.

Subject to the Act, a Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director save that neither he nor his firm may act as the auditors of the Company.

8. Share Option Schemes

8.1 Set out below is a summary of the rules of the 1994 Executive Share Option Scheme (the Executive Scheme) which was approved by Shareholders on 31 May 1994 and approved by the Inland Revenue on 4 November 1994:

(a) *Eligibility*

Full time directors and qualifying employees of a participating company who are not within 2 years of their contractual retirement age are eligible to participate in the Executive Scheme, at the discretion of the Board. A full time director must devote not less than 25 hours a week, and a qualifying employee at least 20 hours a week, to his duties to the Company.

(b) *Individual limits*

The value of Ordinary Shares over which an individual may at any time be granted an option under the Executive Scheme, when aggregated with the amounts paid or payable by that individual to acquire Ordinary Shares under the Executive Scheme or any other approved share option scheme established by the Company or any associated company of the Company (but excluding any savings related share option schemes), is limited to £30,000.

(c) *Overall limits*

No options shall be granted under the Executive Scheme at any time which would result in:

(i) the number of Ordinary Shares issued or issuable pursuant to options granted, within the ten years ending at that time, under the Executive Scheme or any other Company executive share option scheme, exceeding 5 per cent. of the ordinary share capital of the Company in issue at that time; or

(ii) the number of Ordinary Shares issued or issuable pursuant to options, or issued pursuant to other rights, within any three year period under the Executive Scheme or under any other Company employee share scheme exceeding 3 per cent. of the ordinary share capital of the Company in issue at that time, unless, in the first five years of the scheme, no options were granted which caused either:

(A) the number of Ordinary Shares issued or issuable pursuant to options granted, or issued pursuant to other rights, in that period under the Executive Scheme or under any other Company employee share scheme, to exceed 5 per cent. of the ordinary share capital of the Company in issue at that time; or

(B) the number of Ordinary Shares issued or issuable pursuant to options granted in that period under the Executive Scheme or under any other Company executive share option scheme, to exceed 3 per cent. of such ordinary share capital; or

(iii) the number of Ordinary Shares issued or issuable pursuant to options granted, or issued pursuant to other rights, within the ten years ending at that time, under the Executive Scheme or under any other Company employee share scheme, to exceed 10 per cent. of the ordinary share capital in issue at that time.

(d) *Exercise price*

The price per Ordinary Share at which an option may be exercised shall be determined by the Board and may not be less than the higher of the nominal value (in the case of options to subscribe for Ordinary Shares) and the middle market quotation (as derived from the London Stock Exchange Daily Official List) of an Ordinary Share on the dealing day immediately preceding the date of grant of the option (or on such other date as may be agreed with the Inland Revenue).

(e) *Share rights*

Shares allotted under the Executive Scheme rank *pari passu* in all respects with the shares of the same class for the time being in issue save as regards rights attaching to such shares by reference to a date prior to the date of allotment. The Company shall apply for such shares to be admitted to listing by the UK Listing Authority and to trading by the London Stock Exchange.

(f) *Timing of and consideration for grant of options*

Grants of options under the Executive Scheme may only be made during the period of six weeks immediately following an announcement of the Company's results (or at any other time when the circumstances are considered by the Board to be sufficiently exceptional to justify the grant). Options are granted by deed for no consideration.

(g) *Exercise of options and performance conditions*

An option is not exercisable before the expiry of three years from the date of its grant, except in certain specific circumstances, nor after the expiry of ten years from that date. In addition, options may only be exercised when, looking at two associated financial

years of the Company, of which the later one is the third financial year after the earlier one, the earnings per share of the Company for the later one have exceeded its earnings per share for the earlier one by an amount greater than the retail prices index over that period, unless alternative conditions have been specified at the date of grant and have been satisfied.

If a participant ceases to be a Director or employee by reason of injury, disability, redundancy, contractual retirement, by reason that he or she is employed in a company which ceases to be a member of the Group or by reason of the transfer of the business in which he or she is employed to a non-group member, his or her option may be exercised within certain time limits.

If a participant leaves the employment of the Group for any reason whatsoever, the Board may in its absolute discretion (and subject to conditions as it sees fit) allow a participant to exercise his option.

If a participant dies, his or her legal personal representative(s) may exercise his or her options within one year of the date of his death.

A participant may also exercise his or her options in the event of a takeover, reconstruction or amalgamation or winding up of the Company. In the event of a takeover by a company, the participant may agree with the acquiring company to exchange his options for options over shares in the acquiring company.

(h) *Variation of capital*

In the event of any variation of the share capital of the Company (whether by way of capitalisation, rights issue, sub-division, consolidation or reduction or otherwise), adjustments to the exercise price and/or the number of shares under option may be made. Written confirmation from the auditors that in their opinion the adjustment is fair and reasonable (except in the case of a capitalisation) and the prior approval of the Inland Revenue are required.

(i) *General*

Options are personal to the relevant participants and are not transferable save for transmission on death to their personal representative(s).

No option may be granted under the Executive Scheme more than ten years after the date of its adoption by the Company in general meeting.

The Board may amend details of the Executive Scheme subject to Inland Revenue approval. Shareholder approval is necessary for amendments which are to the advantage of participants (other than certain alterations to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or group member, to take account of a change in legislation, minor amendments to benefit the administration of the scheme or amendments to performance conditions). No amendment which disadvantages any participant can be made without the approval of a majority of participants who respond to an invitation from the Board to approve the amendment in question.

8.2 The rules of the unapproved 1994 Executive Share Option Scheme (the Unapproved Scheme) are set out in a schedule to the rules of the Executive Scheme and were approved by Shareholders on 31 May 1994. The summary of the Executive Scheme (set out above) applies to the Unapproved Scheme subject to a number of differences, the most important of which are set out below:

(a) *Eligibility*

A person is eligible to be granted an option under the Unapproved Scheme if he or she is obliged to devote the whole or substantially the whole of his or her working time to the performance of his employment with any participating company.

(b) *Individual limits*

No person may be granted options under the Unapproved Scheme if such grant would cause the market value of the Ordinary Shares which he or she may subscribe under options granted in the last ten years, either under the Unapproved Scheme or under the Executive Scheme or under any other Company executive share option scheme, to exceed four times the higher of his or her total remuneration (excluding benefits in kind), expressed as an annual rate at that time, and his or her total remuneration (excluding benefits in kind) paid to him or her in the preceding 12 months.

(c) *Exercise of options*

An option granted under the Unapproved Scheme may not be exercised more than seven years after the date of grant (or such other period not exceeding ten years as the Board may decide).

In the event of a company obtaining control of the Company as a result of a general offer for the whole of the issued share capital of the Company or as a result of a scheme of arrangement, a participant will not be able to exchange his or her options for shares in the acquiring company under the Unapproved Scheme.

The Board has a discretion to settle the exercise of an unapproved option in the form of a cash amount equal to the inherent value of the option on the date of exercise and may also apply such cash amount in the subscription of Ordinary Shares on behalf of the participant.

(d) *Variation of capital*

The demerger of a company or business owned by a member of the Group will also amount to an event in respect of which adjustments may be made to options granted under the Unapproved Scheme.

(e) *General*

The technical statutory requirements for the Executive Scheme and the need to involve the Inland Revenue have been removed from the rules of the Unapproved Scheme.

8.3 Set out below is a summary of the rules of the Savings Related Share Option Scheme (the 1989 Scheme) which was approved by shareholders on 17 August 1989, approved by the Inland Revenue on 10 November 1989 and amended on 1 June 1993 and 14 January 1999:

(a) *Eligibility*

Any full time director or employee of any participating company of the Group who has been a director or employee for not less than one year and who is chargeable to tax under Case 1 of Schedule E is entitled to participate in the 1989 Scheme together with any other director or employee of any participating company of the Group nominated by the Board. A full time director must work not less than 25 hours per week.

(b) *Individual limits*

The maximum monthly savings contribution that an individual may make in relation to the 1989 Scheme, when added to monthly savings contributions being made by such an individual in relation to any other savings related share option scheme, may not exceed £250 and the minimum monthly savings contribution shall be not less than £5 and not

more than £10 as the Board may determine at the time of making any particular invitation under the 1989 Scheme.

(c) *Overall limits*

The aggregate number of Ordinary Shares over which options may be granted under the 1989 Scheme (excluding Ordinary Shares held by either the ESOP or the EBT over which options are or are proposed to be granted) on any date of grant is limited so that, when aggregated with the number of Ordinary Shares issued and issuable in respect of rights granted under the 1989 Scheme and any other employee share scheme, it shall not exceed the following limits:

(i) during the period of five years ending on the relevant date of grant, 5 per cent. of the number of Ordinary Shares then in issue; and

(ii) during the period of ten years ending on the relevant date of grant, 10 per cent. of the number of Ordinary Shares then in issue and provided that the maximum number of shares which may be issued under the 1989 Scheme may not exceed 6,715,167 Ordinary Shares.

(d) *Exercise price*

The price per Ordinary Share at which an option may be exercised may not be less than the higher of the nominal value and 80 per cent. of the average of the middle market quotations (as derived from the London Stock Exchange Official List) of an Ordinary Share on the three dealing days immediately preceding the date of issue of invitations to apply for the grant of options.

(e) *Share rights*

An Ordinary Share issued pursuant to the exercise of an option ranks equally in all respects save for any rights determined by reference to a date preceding the date of allotment. In respect of all Ordinary Shares issued under the 1989 Scheme, the Company will apply to the UK Listing Authority and to the London Stock Exchange for such shares to be admitted to listing and trading by such authorities respectively.

(f) *Timing of grant of options*

Invitations to eligible employees to apply for options under the 1989 Scheme may only be made during the 42 days following the announcement of the Company's half yearly and annual results unless in the opinion of the Board there are exceptional circumstances which justify the granting of options outside such period.

(g) *Exercise of options*

An option is exercisable in whole or in part, during the period stated in the rules, following the earliest of the following events:

(i) the relevant "bonus date";

(ii) the death of the option holder;

(iii) the option holder ceasing to be a Director or employee of a participating company by reason of injury, disability, redundancy or retirement;

(iv) the option holder ceasing to be a Director or employee of a participating company by reason that the office or employment is in a company of which the Company ceases to have control, or the office or employment relates to a business which is transferred to a person which is neither an associated company of the Company nor controlled by the Company;

(v) the option holder ceasing to be a Director or employee of a participating company more than three years after the date of grant by reason of early retirement;

(vi) the takeover, reconstruction or amalgamation of the Company; and

(vii) the passing by the Company of a resolution for voluntary winding-up.

There are no performance conditions attached to the exercise of the options.

(h) *Variation of capital*

In the event of any capitalisation, rights issue, sub-division, consolidation or reduction in the capital of the Company, the exercise price and the number of shares under option, together with the total number of shares available under the 1989 Scheme, may be varied as the Board shall determine (subject to written confirmation from the Company's auditors that in their opinion the adjustment is fair and reasonable) provided that (i) the aggregate amount payable on the exercise of an option in full must not be materially altered; (ii) the exercise price for a share must not be reduced below its nominal value; and (iii) the adjustment must have the prior approval of the Inland Revenue.

(i) *General*

Options are personal to the participants and may not be transferred save for transmission on death to their personal representative(s).

No option may be granted under the 1989 Scheme more than ten years after the date of its adoption by the Company in general meeting.

The Board may amend certain details of the 1989 Scheme, although no amendments may be made (except to obtain or retain Inland Revenue approval or to take account of legislative changes) which would make the terms on which options may be granted materially more generous or which would increase the limits applicable to the 1989 Scheme without Shareholders' prior approval in general meeting. All amendments require the prior approval of the Inland Revenue.

8.4 Set out below is a summary of the rules of the Employee Benefit Trust Share Option Scheme Long Term Incentive Plan 1993 (the ***LTIP***) which was approved by Shareholders on 22 June 1993 and amended on 9 April 1997 and 10 February 1998:

(a) *Eligibility*

Any director or employee of any participating company who has not, at any time during the period of five years preceding the date on which an option was granted, had a material interest (as defined in the applicable legislation) in the Company, is eligible to participate in the LTIP. A director must devote 25 hours per week, and an employee who is not a director must devote 20 hours per week, to their duties to the Company to be eligible. Participation is at the absolute discretion of the grantor of the options (the trustees or, as the case may be, the Company acting through the Board).

(b) *Individual limits*

The value of Ordinary Shares over which an individual may at any time be awarded an option is at the absolute discretion of the Board.

(c) *Exercise price*

The price per Ordinary Share at which an option may be exercised, if any, is set by the grantor of the option in its absolute discretion.

(d) *Share rights*

Shares transferred to option holders on exercise shall have no right to any dividend declared or recommended on or before the date of exercise.

(e) *Timing of and consideration for grant of options*

No option shall be granted during the two months immediately preceding the preliminary announcement of the Company's annual results or the announcement of the interim results or during any other prohibited period as may be defined in the Model Code set out in the Listing Rules of the UK Listing Authority. Options are granted by deed for no consideration.

(f) *Exercise of options and performance conditions*

Conditions set by the Company's remuneration committee may be attached to the exercise of the options and may include conditions relating to the financial performance of the Company. The conditions may be varied if the remuneration committee is satisfied that this is appropriate.

An option is exercisable in whole or in part, during the period stated in the rules, following the earliest of the following events:

(i) where the grantor has attached conditions to the exercise of the option (e.g. limitations on the earliest date on which an option may be exercised; the maximum number of shares in respect of which an option may be exercised; the interval which must elapse between the successive exercises of options by an option holder), the first exercise date specified in such conditions or, if no date is specified, the third anniversary of the date of grant and no later than the seventh anniversary of the grant;

(ii) the death of the option holder;

(iii) the option holder ceasing to be a director or employee of a participating company by reason of injury, disability (as determined by the Board), redundancy, contractual retirement, by reason of his or her employing company ceasing to be a participating company, by reason of the undertaking in which he or she works being transferred to a non-participating company, or for any other reasons as the grantor may have specified prior to grant;

(iv) the option holder ceasing to be a director or employee of a participating company for any other reason if the grantor so determines;

(v) takeover, reconstruction or amalgamation of the Company; and

(vi) the passing by the Company of a resolution for voluntary winding-up.

(g) *Variation of capital*

In the event of a capitalisation or rights issue, or any consolidation, sub-division or reduction of capital by or demerger of the Company, the acquisition price, the number of shares under option and any conditions attached to the exercise of the options may be adjusted as the grantor shall determine provided that:

(i) if the grantor is the Company, the Board have made arrangements with the trustees for equivalent adjustments in respect of shares previously appropriated; and

(ii) the aggregate amount payable on the exercise of an option in full is not increased.

(h) *General*

No option may be transferred, assigned or charged and any purported transfer, assignment or charge shall cause the option to lapse immediately.

When an option is exercised only in part, the balance shall remain exercisable on the same terms as originally applied to the whole option.

The Board may with the consent of each grantor amend the rules provided that no such amendment adversely affects an option holder as regards an option previously granted without that option holder's prior consent. The Board may in its absolute discretion direct that each subsisting option may become exercisable, notwithstanding any conditions previously attached to such option, and that such options must be exercised within such period as the Board may direct, failing which the options will lapse.

8.5 Set out below is a summary of the rules of the 2001 Executive Share Option Scheme (the ***2001 Scheme***) which was approved by shareholders on 28 June 2001 and amended on 28 March 2002. The 2001 Scheme has three parts, the first of which has been approved by the Inland Revenue and provides for the grant of approved options, the second of which provides for the grant of unapproved options and the third of which provides for the grant of tax-favoured incentive stock options to US employees.

(a) *Eligibility*

Full-time Directors and full-time employees of a participating company who are not within two years of their contractual retirement age and who do not hold a material interest in a close company are eligible to be granted options under the 2001 Scheme at the discretion of the Company's remuneration committee (the ***Committee***). A full-time Director or employee must devote the whole or substantially the whole of his or her working time to the performance of his or her employment with the participating company and for a full-time Director this must include a minimum of 25 hours a week.

(b) *Individual limits*

The aggregate market value of Ordinary Shares over which approved options have been granted under the first part of the 2001 Scheme (other than options that have been exercised or have lapsed) or under any other approved share option scheme established by the Company or any associated company of the Company (excluding any savings related share option scheme) is limited to £30,000.

(c) *Overall limits*

No options may be granted under the 2001 Scheme at any time if such grant would cause the number of shares which have been issued or may be issuable pursuant to options granted, or which have been issued pursuant to other rights, within the period of ten years beginning on 11 June 2002, under the 2001 Scheme or any other employee share scheme adopted by the Company or a subsidiary, to exceed 10 per cent. of the Company's issued ordinary share capital at the proposed date of grant.

(d) *Exercise price*

Options granted under the 2001 Scheme entitle the option holder to acquire Ordinary Shares at a price determined by the Committee. The price per Ordinary Share payable upon the exercise of an option will not be less than the higher of the middle-market quotation for an Ordinary Share on the London Stock Exchange Daily Official List on the day prior to the grant, (or on any other dealing day as agreed with the Inland Revenue for approved options) and on any other day as the Committee may determine for unapproved options, and (in the case of an option to acquire shares by subscription) the nominal value of the shares.

(e) *Share rights*

Shares issued under the 2001 Scheme will rank equally with all other shares of the same class then in issue (except in respect of entitlements arising prior to the date of allotment).

(f) *Timing of and consideration for grant of options*

Options may be granted within six weeks after the announcement by the Company of its results for any period, unless the Committee considers that exceptional circumstances exist which justify a grant outside of this period. Options are granted by deed for no consideration.

(g) *Exercise of options and performance conditions*

An option is normally only exercisable in the period between three years and ten years after the date of grant (or for participants in the US from such other time as shall be determined at the time of the grant). Where options are granted subject to performance conditions then the options will normally only be exercisable if the performance conditions have been satisfied.

Performance conditions may be varied if the Committee is satisfied that it is appropriate having regard to a number of factors, but any varied condition must not be substantially more or less demanding than the original condition.

If a participant dies, his or her personal representative may exercise his or her option within one year of the date of his or her death.

If a participant ceases to be a Director or employee of any participating company by reason of injury, disability, redundancy, retirement or by reason that he or she is employed in a company or business which ceases to be part of the group, his or her option may be exercised within the period specified in the rules. If a participant ceases to be a director or employee for any other reason, he or she will only be able to exercise his or her option at the discretion of the Committee.

Options may also be exercised in the event of a takeover, reconstruction or amalgamation, or voluntary or compulsory winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

For unapproved options the Board may agree with a participant to settle the exercise of such options in the form of a cash amount equal to the inherent value of such options on the date of exercise (less applicable taxes).

(h) *Variation of capital*

In the event of any variation of the share capital of the Company, the Committee may adjust the number of shares subject to options and the price payable on their exercise. The prior approval of the Inland Revenue is required in respect of any adjustments to approved options.

(i) *General*

Options are personal to relevant participants and are not transferable save for transmission on death to their personal representative(s).

No option may be granted under the 2001 Scheme more than ten years after the date of the adoption of the scheme by the Company in general meeting.

The Committee may amend the 2001 Scheme. However no amendment may be made to the provisions governing eligibility requirements, the exercise price, limits on transferability, overall scheme limits, exercise of the options or variation of capital to the

advantage of eligible employees or option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the 2001 Scheme, to take account of a change in legislation or developments in the law affecting the 2001 Scheme or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the scheme or for any member of the group). No alteration to the disadvantage of any participant (apart from an alteration of a performance condition) may be made unless each relevant participant has been invited to give an indication of their approval and the alteration majority of the participants who gave such an indication.

8.6 Set out below is a summary of the rules of the 1984 Share Option Scheme (the ***1984 Scheme***) which was approved by shareholders on 2 November 1984 and approved by the Inland Revenue on 5 February 1985 relating to exercise and lapse. Whilst no more options can be granted under the 1984 Scheme, a number of options which have been granted under the scheme remain outstanding:

(a) *Exercise price*

The price per Ordinary Share at which an option may be exercised is determined by the Board and is stated in the relevant option certificate. The price may not be less than the higher of (i) the nominal value and (ii) the market value (or 85 per cent. of market value if certain conditions are satisfied) of an Ordinary Share (as derived from the London Stock Exchange Daily Official List) on the dealing day immediately preceding the date of grant of the option, or for any shares not listed on the London Stock Exchange, the market value agreed with the Inland Revenue.

(b) *Share rights*

Shares issued on the exercise of an option will rank in full for all dividends declared or paid on the ordinary share capital of the Company after the date on which they are issued (other than a dividend payable to the holders of shares on the register on a record date before that date) and shall in all other respects rank equally with other shares then in issue. Shares sold on the exercise of an option under the scheme will rank equally in all respects with the other shares in issue on the date of sale provided that they are sold ex the right to any dividend declared or recommended on or before the date of exercise of that option.

(c) *Exercise of options and performance conditions*

An option is not exercisable before the expiry of three years from the date of its grant (five years in the case of options granted at a discount to market value), except in certain specific circumstances, nor after the day preceding the tenth anniversary of that date.

Options granted at a discount may normally only be exercised if the Board is of the opinion that, with reference to any five consecutive financial accounting periods after the date of grant, there has been a sustained real growth, of an average of not less than 2 per cent. per year above the retail prices index, in the earnings per share of the Company and the auditors have confirmed that any such calculations are in their opinion fair and reasonable.

If a participant ceases to be employed by the Group for any reason whatsoever or if the company which employs him or her ceases to be a subsidiary, any option granted to him shall lapse unless the Board in its absolute discretion and subject to such conditions as they may determine, allows a participant to exercise his or her option.

If a participant dies, his or her personal representative(s) may exercise his or her options within one year of the date of death.

If another company acquires control of the Company either by way of an offer for the share capital of the Company or as a result of a scheme of arrangement, an option holder may either exercise his or her option within the relevant period stated in the rules or exchange his or her option for an option over shares in the acquiring company if the acquiring company so agrees.

If notice is given of a resolution for the voluntary winding up of the Company, a participant may, forthwith and before the commencement of the winding-up, exercise his or her options.

(d) *Variation of capital*

In the event of any variation of the share capital of the Company (whether by way of rights issue, capitalisation, sub-division, consolidation or reduction), adjustments to the exercise price and/or the number or nominal amount of shares comprised in an option may be made in such manner as the Board shall determine. Written confirmation from the auditors that in their opinion the adjustment is fair and reasonable and the prior approval of the Inland Revenue are required.

(e) *General*

Options are personal to relevant participants and are not transferable save for transfer on death to their personal representative(s).

The Board may amend the 1984 Scheme. However, the provisions governing certain definitions, the exercise price, the personal nature of the grant, the right to exercise an option, provisions dealing with liquidation of the Company, variation of the options and alterations to the 1984 Scheme cannot be altered without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or developments in the law affecting the scheme or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the scheme or for any member of the group). In addition, no alteration may be made that would adversely affect the subsisting rights of participants without their consent, where their consent would be needed under the Articles if the options constituted a single class of shares.

8.7 Set out below is a summary of the rules of the 1998 Worldwide Employee Sharesave Plan (the ***WESP***) which was approved by shareholders on 16 June 1998. The WESP includes a number of schedules which amend certain rules for employees based in different jurisdictions and includes a schedule specific to the grant of options to employees resident in the United Kingdom which has been approved by the Inland Revenue:

(a) *Eligible employees*

All employees, including executive directors who are required to devote substantially the whole of their working time in their duties, of the Company or any group company and who have the requisite minimum period of continuous employment (determined by the Board or a duly authorised committee thereof (the ***Board***) but not exceeding five years) are eligible to participate.

(b) *Individual limits*

Options are granted on condition that participants agree to enter into a savings contract with an approved savings institution. The maximum value of the Ordinary Shares which may be issued to a participant on exercise of an option will relate to the savings which an individual participant may agree to save (based on a minimum monthly savings amount of £5 and a maximum monthly savings amount of £250, or local currency equivalents, and subject to any additional requirements in specific jurisdictions) pursuant to any grant of options.

(c) *Overall limits*

No option may be granted under the WESP on any date if, as a result, either of the following limits would be exceeded.

(i) the total number of Ordinary Shares issued or issuable pursuant to options and other rights granted (i) under the WESP and (ii) during the previous ten years under all other employees' share schemes (including non-approved, savings related and profit sharing plans) established by the Company, would exceed ten per cent. of the issued ordinary share capital of the Company on that date of grant; or

(ii) the aggregate number of Ordinary Shares issued or issuable pursuant to options and other rights granted within the previous five years under the schemes mentioned in (i) above would exceed five per cent. of the Company's issued ordinary share capital on that date.

(d) *Exercise price*

The price payable on the exercise of an option will be determined by the Board but shall not be less than the higher of (i) 80 per cent. of the market value of a share on or immediately prior to the date on which options are granted, and (ii) (for options to subscribe shares) the nominal value of a share.

(e) *Share rights*

Ordinary Shares allotted under the WESP will rank equally with the then issued shares of the same class provided that they shall not be entitled to any dividend or other distribution paid or made by reference to a record date falling prior to the date of exercise of the option. The Company shall apply for such shares to be admitted to listing by the UK Listing Authority and trading by the London Stock Exchange.

(f) *Timing of grant of options*

Invitations to eligible employees to apply for options under the WESP may only be made during the 42 days following the announcement of the Company's half yearly or annual results. Options may then be granted within 42 days of the dealing day immediately preceding the invitation date or within 49 days of this date if the Board determines that an adjustment should be made to the number of shares under option. For the purposes of UK employees, options may only be granted within 30 days of the dealing day immediately preceding the invitation date or within 42 days of this date in the case of adjustment.

(g) *Exercise of options and performance conditions*

An option is not normally exercisable before the expiry of three years from the date of its grant nor after six months after the end of the relevant savings period. There are no performance conditions attached to the exercise of an option.

If a participant leaves service by reason of injury, disability, redundancy, retirement or the transfer out of the Group of his or her employing company or business, options will be exercisable within six months commencing on the date of leaving service (subject to the amount of savings and interest accrued in savings accounts). Options will also be exercisable if a participant reaches the age of 65 and continues to be employed by a Group company.

In the event of a takeover, reconstruction or amalgamation or voluntary winding-up of the Company all options may be exercised (subject to savings and interest) within a maximum of six months.

(h) *Variation of capital*

In the event of any capitalisation or rights issue or the sub-division, consolidation or reduction or other variation of the Company's ordinary share capital the number of shares and the exercise price of any outstanding option, may be adjusted by the Board (with the confirmation in writing of the Inland Revenue in respect of options granted to participant in the UK) in such manner and with effect from such date as the Board may determine to be appropriate, provided that the exercise price of an option to subscribe for a share is not adjusted below the nominal value of the share.

(i) *General*

Each schedule to the WESP relating to an overseas jurisdiction or territory is designed to suit the legal and commercial requirements of the country or countries in which it is to operate and the companies in the Group it is to serve. In particular, the WESP provides for the grant of phantom options to eligible employees in jurisdictions where either for taxation or other regulatory reasons the grant of a share option to the individual is not practicable.

Options are personal to the relevant participants and are not transferable save for transmission on death to their personal representative(s).

No option may be granted under the WESP more than ten years after the WESP was approved by Shareholders.

The WESP is administered by the Board. The rules of the WESP may be amended by the Board at its discretion provided that:

(i) no amendment may be made to the advantage of participants without the approval of the Company in general meeting, except for minor amendments to benefit the administration of the WESP and amendments to obtain and maintain favourable tax, exchange control or regulatory treatment for participants in the WESP for the Company or for any member of the group; and

(ii) no amendment may be made which would alter to the disadvantage of a participant any rights already acquired by him under the WESP without the participant's prior consent.

No amendment shall take effect whilst the UK schedule to the WESP is approved and is intended to remain approved by the Inland Revenue until such amendment has been approved by the Inland Revenue.

8.8 Set out below is a summary of the 2002 Equity Participation Plan (the ***2002 Plan***) which was approved by shareholders in 2001:

(a) *Eligibility*

Full-time directors and full-time employees of a participating company who are not within 2 years of their contractual retirement age are eligible to be granted a share right or an option over shares under the 2002 Plan ("Awards") at the discretion of the Committee. A full-time director or employee must devote the whole or substantially the whole of his or her working time to the performance of his or her employment with the participating company and for a full-time director this must include a minimum of 25 hours per week.

(b) *Individual limits*

Employees may deposit shares in the Company with a market value of up to 50 per cent. of the individual's base salary (or such other lower amount as specified by the Committee) with the trustees of the 2002 Plan. Such an employee may be granted an Award under the 2002 Plan over such number of shares as have a market value on the

date of grant equal to 50 per cent. of the pre-tax amount which would have been required by the employee to acquire the deposited shares.

(c) *Overall limits*

No Awards shall be granted under the 2002 Plan at any time if such grant would cause the number of shares issued or issuable pursuant to options granted, or issued pursuant to other rights, within the period of ten years beginning on 11 June 2002, under the 2002 Plan or any other employees' share scheme adopted by the Company or a subsidiary, to exceed 10 per cent. of the Company's issued ordinary share capital at the proposed date of grant.

(d) *Exercise price*

Awards may be exercised at an aggregate exercise price of £1, unless the Committee determines otherwise before the date of the grant.

(e) *Share rights*

Shares issued under the 2002 Plan will rank equally with all other shares of the same class then in issue (except in respect of entitlements arising prior to the date of allotment).

Where an Award is granted as a share right, the participant will hold the beneficial title to the shares under such right and the trustees will hold the legal interest in such shares. When the Award becomes exercisable, the legal title will normally be transferred to the participant.

(f) *Timing of and consideration for grant of Awards*

Awards may be granted within six weeks after the adoption of the 2002 Plan by shareholders and thereafter within six weeks after the announcement by the Company of its results for any period, unless the Committee considers that exceptional circumstances exist which justify a grant outside of this period. Options are granted by deed for no consideration.

(g) *Exercise of Awards and performance conditions*

An Award which is granted in the form of an option is normally only exercisable in the period between three years and ten years after the date of grant and following the satisfaction of any performance conditions which were set at the time of grant. An Award which is granted in the form of a share right is normally only exercisable in the period between three years and five years after the date of grant and following the satisfaction of any performance conditions which were set at the time of grant.

Performance conditions may be varied if the Committee is satisfied that it is appropriate having regard to a number of factors, but any varied condition must be no more or less demanding than the original condition.

If a participant dies, his or her personal representative may exercise his option within one year after the date of his or her death.

If a participant ceases to be a director or employee of a member of the group by reason of injury, disability, redundancy, retirement or by reason that he or she is employed in a business or company which ceases to be part of the group, his or her Award may be exercised within the period specified in the rules.

If a participant ceases to be a director or employee for any other reason, he or she will only be able to exercise an Award granted as an option at the discretion of the Committee and an Award granted as a share right will be forfeited.

Awards may also be exercised in the event of a takeover, reconstruction or amalgamation, demerger or voluntary or compulsory winding-up of the Company.

A participant may not exercise an Award after the date on which he or she gives notice to withdraw the shares deposited with the trustee, if such notice is given within three years of the date of grant.

The Board may agree with a participant to settle the exercise of an Award granted as an option in the form of a cash amount equal to the inherent value of such Award on the date of exercise (less applicable taxes).

(h) *Variation of capital*

In the event of any increase or variation of the share capital of the Company, the payment of a capital dividend, a demerger or similar event involving the Company, the Committee has a discretion to adjust the number of shares subject to an Award and the price payable on the exercise of the Award. Any adjustment to the number of shares the subject of an Award granted as a share right may be effected through the grant of further Awards.

(i) *General*

Awards are personal to relevant participants and are not transferable save for transmission on death to their personal representative(s).

No Award may be granted under the Plan more than ten years after the date of its approval by the Company in general meeting.

The Committee may amend the 2002 Plan. However no amendment may be made to the provisions governing eligibility requirements, individual limits, limits on transferability, overall scheme limits, exercise of the Awards or variation of capital to the advantage of eligible employees or participants without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the 2002 Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the group). No alteration to the disadvantage of any participant (apart from alteration of a performance condition) may be made unless every relevant participant has been invited to give an indication of their approval and it is approved by a majority of the participants who gave such an indication.

8.9 The Company operates the following employee benefit trusts in respect of the Share Option Schemes:

(a) The Taylor Nelson Sofres Employee Share Trust (the EBT) was established by a trust deed dated 29 April 1988, as supplemented by a deed dated 2 April 2002, and is operated by Mourant & Co. Trustees Limited in Jersey. The EBT is used to satisfy options granted under the 1994 Executive Share Option Scheme, the 1998 Worldwide Employee Share Plan and the 1993 Long Term Incentive Plan;

(b) The Taylor Nelson Sofres Employee Share Ownership Plan (the ESOP) was established by a trust deed dated 25 February 1992 and is operated by Schemetype Limited, a wholly-owned subsidiary of the Company based in the UK. The ESOP is used to satisfy options granted under the 1993 Long Term Incentive Plan; and

(c) The Taylor Nelson Sofres Qualifying Employee Share Trust (the QUEST) has previously been operated to satisfy options granted under the 1989 Savings Related Share Option Scheme. However, the Company does not intend to use this trust again in the future and the Company currently anticipates that outstanding options under this scheme will be satisfied by the issue of new shares.

The Company has not yet determined which trust will be used to hold participant's shares and/or to satisfy awards granted under the 2002 Equity Participation Plan.

9. Principal establishments

The principal establishments of the Group are set out below, along with summary information regarding these properties,:

(a) *Westgate, London W5 1UA.* This property comprises approximately 140,000 square feet of freehold offices.

(b) *Ground floor, 1st, 2nd and 3rd floor of the Kirkgate, 19/31 (odd numbers), Church Street, Epsom.* This property comprises approximately 25,000 square feet of leasehold offices. The lease expires on 29 September 2016. The aggregate current rental for the property is £550,000 per annum.

(c) *Number 16, rue Barbes, Montrouge, Paris.* This property comprises approximately 5,370 square metres of leasehold office space. The lease expires on 30 November 2003. The current rental for the property is €1,830,307, inclusive of all service charges and underground parking;

(d) *Number 2, rue Francis Pedron, 78241 Chambourcy.* This property comprises approximately 11,000 square metres of leasehold offices. The lease expires on 31 December 2009. The current rental for the property is €1,753,343 inclusive of all service charges;

(e) *Number 410 Horsham Road, Horsham PA, US.* This property comprises approximately 73,000 square feet of leasehold offices. The lease expires on 31 December 2009. The current rental for the property is $876,000 per annum rising annually to $1,168,000 by 2009.

(f) *Number 685 Third Avenue, New York, US.* This property comprises approximately 29,605 square feet of leasehold offices. The lease expires on 30 November 2013. The current annual rental for the property is $1,387,388.72.

(g) *Number 66, 86 & 90 Stieghorster Strasse, 33605 Bielefeld, Germany.* This property comprises approximately 8,970 square meters of leasehold offices. The lease in respect of 66 Stieghorster Strasse terminates on 31 June 2012. The lease in respect of numbers 89 and 90 Stieghorster Strasse terminates on 31 August 2010. The current aggregate rental for the property is €67,990 per month, including car parking.

10. Material contracts

10.1 The following contracts (not being contracts entered into in the ordinary course of business) have been entered by any member of the Group within the period of two years preceding the date of this document and are, or may be, material or contain a provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document:

(a) The Acquisition Agreement, the Relationship Agreement, the Facilities Agreement, the Placing Agreement, the Initial Subscription and Put and Call Option Agreement and the Share Subscription and Transfer Agreement, the terms of each of which are summarised in Part 5 of this document.

(b) *Acquisition of Circulo Reider Group*

An agreement dated 9 July 2001, between Taylor Nelson Sofres México S.A. de C.V. (***TNS México***) and Circulo Reider S.A., its subsidiaries and Gallup Mexico S.A. (the ***CR Group***) whereby TNS México agreed to purchase the entire issued share capital of the CR Group for consideration of £7.08 million in cash.

(c) *Acquisition of Theatrical Entertainment Services*

An agreement dated 6 November 2001, between TNS and Theatrical Entertainment Services, Inc. and Rapidcheck Reporting, Inc. (together, ***TES/RR***) whereby TNS agreed to purchase substantially all of the assets of TES/RR for consideration of $36.8 million in cash paid at completion, and deferred consideration capped at $15.2 million, payable provided the existing US business of TES/RR achieves certain targets and the TES/RR business achieves certain targets relating to the provision of services in certain countries other than the US, such to be satisfied in cash.

(d) *Acquisition of Elrick & Lavidge*

An agreement dated 3 April 2002, between TNS and Aegis Communications Group, Inc. (***Aegis***), whereby TNS agreed to purchase substantially all of the assets of Elrick & Lavidge, Aegis' marketing research division, from Aegis for consideration of $12.2 million in cash paid at completion, subject to price adjustments post-completion on the basis of closing accounts.

10.2 The following contracts (not being contracts entered into in the ordinary course of business) have been entered by the NFO Group within the period of two years preceding the date of this document and are, or may be, material or contain a provision under which any member of the NFO Group has any obligation or entitlement which is material to the NFO Group as at the date of this document:

(a) *Acquistion of FYI*

An agreement dated 7 March 2002, between NFO, FYI Worldwide, LLC (***FYI***) and K.L. Sobel, G.T. Ciardi and D.F. Bieber, the sole members of FYI, whereby NFO agreed to purchase all of the issued and outstanding membership interests of FYI for an initial consideration of $3.3 million in cash paid at completion, adjusted based on the tangible net worth of FYI, as of 7 March 2002, and, if FYI's pre-tax profits in the period from 1 March 2002 to 28 February 2006 exceed certain targets, deferred consideration payable in cash not later than 60 days after 28 February 2006.

(b) *Acquisition of Jstreetdata.com*

An agreement dated 30 August 2002, between NFO, J. Street Data.com, Inc. (***JStreet***) and the stockholders of JStreet whereby NFO agreed to purchase the entire issued and outstanding capital stock of JStreet for an initial consideration of $1.7 million in cash paid at completion and deferred consideration of up to $5.8 million payable in cash calculated by reference to JStreet's earnings before interest income, interest expense and income taxes, the last payment date for such deferred consideration being 31 August 2005.

11. Taxation

11.1 *UK taxation*

The following statements are intended only as a general guide to current United Kingdom tax legislation and to what is understood to be the current practice of the United Kingdom Inland Revenue (the ***Inland Revenue***), both of which are subject to change, possibly with retrospective effect. The comments below may not apply to certain classes of shareholder. Any person who is in any doubt as to his or her tax position is strongly recommended to consult his or her professional advisers immediately.

11.2 *Taxation of dividends and distributions*

The Company will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the UK (for tax purposes) and who receives a dividend from the Company will generally be entitled to a tax credit which such holder may

set off against his or her total income tax liability on the dividend. The tax credit is currently equal to 10 per cent. of the aggregate of the dividend and the tax credit (the ***gross dividend***), which is also equal to one-ninth of the cash dividend received. A UK resident individual holder of Ordinary Shares who is liable to income tax at the starting or basic rate, taking account of the gross dividend he or she receives, will be subject to tax on the dividend at the (current) rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such holder's liability to income tax on the dividend. With limited exceptions (relating to dividends paid on Ordinary Shares held in individual savings accounts or personal equity plans on or prior to 5 April 2004), a UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit.

The rate of income tax applied to UK company dividends received by UK resident individuals liable to income tax at the higher rate is currently 32.5 per cent. In the case of a UK resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his or her tax liability on the gross dividend and he or she will have to account for additional tax equal (at current rates) to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the net cash dividend received) to the extent that the gross dividend, when treated as the top slice of his or her income, falls above the threshold for higher rate income tax.

Trustees of discretionary trusts are liable to account for income tax at the rate applicable to trusts on such a dividend at the Schedule F trust rate (currently 25 per cent) subject to the tax credit on the dividend referred to above. This credit is not available for the purposes of computing any additional tax which the trustees may have to pay on making distributions to beneficiaries out of income which includes such a dividend.

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Company, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

UK resident corporate shareholders will generally not be subject to corporation tax on dividends paid by the Company unless such shareholders carry on a trade of dealing in shares. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Entitlement to claim repayment of any part of a tax credit for shareholders not resident in the UK for tax purposes will depend, in general, on the existence and terms of any double tax convention between the UK and the country in which the holder is resident. Such shareholders should note, however, that in most cases, the amount that can be claimed by them will be nil as a result of the terms of the relevant convention. Shareholders who are not resident in the UK should consult their own tax advisers concerning their tax liability on dividends received, whether they are entitled to claim repayment of any part of the tax credit and, if so, the procedure for so doing.

11.3 *Taxation of capital gains*

(a) *UK resident shareholders*

A disposal of the Ordinary Shares by a shareholder who is (at any time in the relevant United Kingdom tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains, depending on the shareholder's circumstances and subject to any available exemption or relief.

(b) *Non-resident shareholders*

A shareholder who is not resident in the United Kingdom for tax purposes but who carries on a trade, profession or vocation in the United Kingdom through a permanent

establishment to which the Ordinary Shares are attributable will be subejct to the same rules which apply to United Kingdom resident shareholders.

A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of Ordinary Shares during that period may also be liable, on his return, to United Kingdom taxation of chargeable gains (subject to any available exemption or relief).

11.4 *Stamp Duty/Stamp Duty Reserve Tax*

The Company has been advised as follows in relation to stamp duty and stamp duty reserve tax (***SDRT***) on transfers of shares:

(a) *Sale of shares in certificated form*

An agreement to transfer Ordinary Shares held in certificated form will generally give rise to a liability to SDRT, generally at the rate of 0.5 per cent. of the amount or value of the consideration given, although if the agreement to transfer such shares is completed by a duly stamped transfer to the buyer within six years of the date on which liability to SDRT arises, the stamp duty payable in respect of such transfer (generally at the rate of 0.5 per cent. of the amount or value of the consideration given rounded up to the nearest £5) will extinguish the liability to SDRT and enable a refund of any SDRT already paid to be received. Stamp duty and SDRT are generally paid by the buyer of shares, although where such a purchase is effected through a stockbroker or other financial intermediary, that person should normally account for the liability to SDRT and should indicate this has been done in any contract note issued to a buyer.

(b) *Transfer of shares into CREST*

Where shares are transferred to a member of CREST who will hold those shares in uncertificated form as nominee for the transferor no stamp duty or SDRT will generally be payable.

(c) *Rematerialisation*

Where shares are transferred by a member of CREST to the beneficial owner (on whose behalf it has held them as nominee) no stamp duty or SDRT will generally be payable.

(d) *Transfer of shares within CREST or rematerialisation to new owner*

Where a change in the beneficial ownership of shares held in uncertificated form occurs and such change is for a consideration in money or money's worth (whether the transferee will hold those shares in certificated or uncertificated form) a liability to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration will arise. This will generally be met by the new beneficial owner.

The above statements are intended as a general guide to the current position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate (this arises in connection with depositary receipt arrangements or clearance services) or may, although not primarily liable for the tax, be required to notify and account for it.

Any person who is in any doubt as to his or her taxation position, requires more detailed information than the general outline above or who is subject to tax in a jurisdiction other than the United Kingdom should consult his or her own professional advisers.

12. Working Capital

The Company is of the opinion that, having regard to the existing bank and other facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

13. Litigation

13.1 Sofres S.A. ("Sofres"), a subsidiary undertaking of TNS, is currently in dispute with the landlord of a building in Chaintron, Paris in respect of the cost of removing asbestos from the premises which Sofres occupied as a tenant. While Sofres was successful at first instance, the landlord won a judgment in its favour on appeal, which resulted in Sofres paying the total amount claimed (€2.7m) to the landlord, €1.9m in excess of the provision of €0.8 made in the consolidated accounts of TNS for 2002. The Directors do not anticipate any further payments in this matter and Sofres is currently seeking appeal against this decision. Save as disclosed in this paragraph, no member of the TNS Group is engaged in any legal or arbitration proceedings which may have or have had during the 12 months prior to the date of this document a significant effect on the financial position of the TNS Group nor, so far as the Directors are aware, are any such legal or arbitration proceedings pending or threatened against or by any member of the TNS Group:

13.2 No member of the NFO Group is engaged in any legal or arbitration proceedings which may have or have had during the 12 months prior to the date of this document a significant effect on the financial position of the NFO Group nor, so far as the Directors are aware, are any such legal or arbitration proceedings pending or threatened against or by any member of the NFO Group.

14. Intellectual Property

14.1 TNS owns or has exclusive rights to several registered trademarks, the most important of which are the TNS logo, Taylor Nelson Sofres, Miriad, The Buy Test and Conversion Model. Certain of TNS' subsidiaries also maintain various trademarks and patents in the countries in which they operate.

14.2 TNS considers these trademarks and service marks to be material to its business. TNS vigorously defends its trademarks against infringement and other unauthorised use. TNS protects its proprietary software and information systems by limiting access to key personnel through the use of copy protection devices and password systems.

15. Consents

15.1 Deutsche Bank has given and has not withdrawn its written consent to the inclusion of the references to its name in the form and context in which they are included.

15.2 PricewaterhouseCoopers LLP, has given, and not withdrawn, its written consent to the inclusion herein of its report and letter, and the references thereto and to its name in the form and context in which they appear, and have authorised the content, the report and letter for the purposes of Regulation 61(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities Regulations 2001) SI 2001/2956.

16. General

16.1 Statutory accounts of the Group for the three years ended 31 December 2002 have been filed with the Registrar of Companies. PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, of 1 Embankment Place, London WC2N 6RH were auditors of the annual accounts of TNS in accordance with national law for each of the three financial years ended 31 December 2002. The auditors have made a report on each set of such accounts under section 236 of the Act and each report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

16.2 The following information in this document has been audited; Part 2: Accountant's Report on the NFO Group, Part 3: Financial Information on TNS.

16.3 Other than:

(a) as described in paragraph 13 of Part 6 of this document; and

(b) the issue of the Placing Shares and the receipt of the Placing proceeds,

there has been no significant change in the financial or trading position of the Group since 31 December 2002, being the end of the last financial period for which the audited financial statements have been published.

16.4 Except as disclosed under "Current trading and prospects – NFO" on page 10 in Part 1 of this document, there has been no significant change in the financial or trading position of NFO since 31 December 2002, being the end of the last financial period for which the Accountants' Report in Part 2 of this document is made up.

16.5 The Consideration Shares will be issued at an implied price of 128p per share, based on an exchange rate of 1.668 as at 12 June 2003 (being the last practicable date prior to publication of this document) and assuming that there has been no adjustment of the number of Consideration Shares pursuant to the Acquisition Agreement. This implied price represents a premium of 123p over the nominal value of 5p per Ordinary Share.

16.6 The Placing Shares were issued at a price of 133p per share, representing a premium of 128p over the nominal value of 5p per Ordinary Share.

16.7 The expenses of and incidental to the issue of the Relevant Shares which are payable by the Company (listing fees, printing and other expenses) are estimated to amount to approximately £0.8m (excluding VAT). The total amount payable to financial intermediaries pursuant to the issue of the Relevant Shares is estimated to amount to approximately £1.7m (excluding VAT).

16.8 The Placing Shares were issued through CREST on 19 May 2003. On Completion, Interpublic will be given a share certificate representing the Consideration Shares, which will constitute delivery of the Consideration Shares.

16.9 The Company operates a sponsored Level 1 American Depository Receipt (ADR) Program, for which the Bank of New York acts as Depository. A Level 1 ADR program is not listed on a US stock exchange and trades in the over-the-counter market.

16.10 The placing was fully underwritten by Deutsche Bank and Cazenove. The issue of the Consideration Shares is not underwritten.

17. Documents available for inspection

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the registered office of the Company during usual business hours on any Business Day from the date of this document up to and including the close of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the audited consolidated accounts of the Group for the three financial years ended 31 December 2002;

(c) the Accountants' Report from PricewaterhouseCoopers relating to NFO set out in Part 2 of this document;

(d) the agreements referred to in Part 5 of this document;

(e) the service agreements and letters of appointment of the Directors referred to in paragraph 6 above;

(f) the material contracts referred to in paragraph 10 above;

(g) the written consents referred to in paragraph 15 above;

(h) the rules of each of the Share Option Schemes;

(i) the trust deeds pertaining to the Share Option Schemes; and

(j) this document and the Proxy Form.

PART 7

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"access panels"	Panels of people who have agreed in advance to participate in market information surveys. The panels, which are used to collect data for customised research, are generally selected to be representative of the population as a whole.
"Acquisition"	The proposed acquisition by TNS of, amongst other things, the entire issued share capital of NFO pursuant to the Acquisition Agreement.
"Acquisition Agreement"	The stock purchase agreement dated 14 May 2003, between TNS and Interpublic, the principal terms of which are summarised in Part 5 of this document.
"Act"	The Companies Act 1985.
"ad hoc research"	One-off studies conducted for individual clients, often using branded solutions, to address clients' marketing issues. The data utilised in such research is collected by a number of methods, including via access panels.
"Affiliate"	Any subsidiary undertaking or parent undertaking of Interpublic and any subsidiary undertaking or parent undertaking of that parent undertaking in each case for the time being.
"American Depositary Shares" or "ADRs"	American Depositary Shares, each representing fifteen Ordinary Shares and evidenced by American Depositary Receipts.
"Articles" or "Articles of Association"	The articles of association of TNS.
"Board"	The Board of Directors of TNS.
"branded solutions"	Standardised techniques or approaches for solving a common marketing problem, applicable in any country or industry sector.
"Business Day"	A day on which banks are generally open for business in England and Wales (excluding Saturdays, Sundays and public holidays).
"Cashbox Co"	Nectar Capital Limited, a company incorporated in Jersey.
"Cashbox Co Ordinary Shares"	The limited liability no par value ordinary shares in the capital of Cashbox Co.
"Cashbox Co Preference Shares"	The limited liability no par value redeemable preference shares in the capital of Cashbox Co.
"Cazenove"	Cazenove & Co. Ltd.
"certificated" or "in certificated form"	A share or other security which is in certificated form.

"City Code"	The City Code on Takeovers and Mergers.
"Company" or "TNS"	Taylor Nelson Sofres plc.
"Completion"	Completion of the Acquisition Agreement in accordance with its terms.
"Consideration Shares"	The 11,688,218 Ordinary Shares to be issued to Interpublic pursuant to the Acquisition Agreement, as adjusted, if necessary, pursuant to the Acquisition Agreement.
"continuous tracking"	Market research undertaken for individual clients on a continuous basis.
"CREST"	A system for paperless settlement of trades and the holding of uncertificated shares administered by CRESTCo Limited.
"customised research"	Research conducted for one client, which may be ad hoc or continuous tracking.
"Deutsche Bank"	Deutsche Bank AG London.
"Directors" or "Board"	The board of directors of TNS.
"dollars" or "$" and "c"	The lawful currency of the US.
"EBT"	Taylor Nelson Sofres Employee Share Trust.
"EGM" or "Extraordinary General Meeting"	The extraordinary general meeting of the Company convened for 10 a.m. on 4 July 2003 or any adjournment of it.
"Enlarged Group"	The Group post-Acquisition.
"ESOP"	Taylor Nelson Sofres Employee Share Ownership Plan.
"Facilities Agreement"	The facilities agreement dated 13 May 2003 between (1) TNS, (2) the Original Guarantors (as defined in the Facilities Agreement); (3) Barclays Capital, Lloyds TSB Bank plc, The Royal Bank of Scotland plc and Société Générale as arrangers and lenders (the Arrangers) and (4) Société Générale (the Agent) as agent and security agent, the principal terms of which are summarised in Part 5 of this document.
"Initial Subscription and Put and Call Option Agreement"	The initial subscription and put and call option agreement dated 14 May 2003 between TNS, Cashbox Co, Deutsche Bank and Cazenove (the latter two in their capacity as Cashbox Co Subscribers), the principal terms of which are summarised in Part 5 of this document.
"Interpublic"	The Interpublic Group of Companies, Inc.
"Interpublic Group"	Interpublic and its Affiliates from time to time.
"euro" or "€"	The lawful currency of participating member states of the European Union.
"key accounts"	Major clients of TNS and/or NFO, as the case may be.

"Listing Rules"	The listing rules made by the UK Listing Authority under section 74 of the Financial Services and Markets Act 2000.
"London Stock Exchange"	London Stock Exchange plc.
"London Stock Exchange Admission Standards"	The rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities on the London Stock Exchange.
"NFO"	NFO WorldGroup, Inc.
"NFO Group"	NFO and its subsidiary undertakings.
"Official List"	The list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000.
"Ordinary Shares"	Ordinary shares of 5 pence each in the capital of the Company.
"parent undertaking"	Parent undertaking as construed in accordance with the Companies Act.
"Placing"	The cash placing announced and executed by TNS on 14 May 2003, details of which are set out in Part 1 and Part 5 of this document.
"Placing Agreement"	The placing agreement dated 14 May 2003, between TNS, Deutsche Bank and Cazenove (the latter two in their capacity as Placing Agents), the principal terms of which are summarised in Part 5 of this document.
"Placing Closing Date"	19 May 2003.
"Placing Price"	133 pence per Placing Share.
"Placing Shares"	The 39,100,000 new Ordinary Shares, representing approximately 9.99 per cent. of the existing and issued ordinary share capital of TNS at the time of the Placing, issued in connection with the Placing.
"pounds" or "£" and "p"	The lawful currency of the UK.
"Proxy Form"	The proxy form to be used in relation to the EGM.
"QUEST"	Taylor Nelson Sofres Qualifying Employee Share Trust.
"Relationship Agreement"	The relationship agreement between TNS and Interpublic, dated 14 May 2003 and effective from Completion, the principal terms of which are summarised in Part 5 of this document.
"Relevant Shares"	The Consideration Shares and the Placing Shares.
"SDRT"	Stamp duty reserve tax.
"Share Option Schemes"	The share schemes operated by the Company (being the 1984 Executive Share Option Scheme, the 1994 Executive Share Option Scheme, the 2001 Executive Share Option Plan, the 1989 Savings Related Share Option Scheme, the 1993 Long Term Incentive Plan, the 1998 Worldwide Employee Sharesave Plan and the 2002

	Equity Participation Plan), a description of each being set out in paragraph 8 of Part 6 of this document.
"Share Subscription and Transfer Agreement"	The share subscription and transfer agreement agreement dated 14 May 2003 between TNS, Cashbox Co, Deutsche Bank and Cazenove (the latter two in their capacity as Cashbox Co Subscribers), the principal terms of which are summarised in Part 5 of this document.
"Shareholders"	Holders of Ordinary Shares.
"subsidiary" and "subsidiary undertaking"	Subsidiary and subsidiary undertaking as construed in accordance with the Act.
"syndicated services"	In relation to market research services, either services where (i) the market information provider owns the data it collects and sells it to a number of clients or (ii) the market information provider collects data on behalf of, and supplies it to, a defined group of clients who collectively own the data. Consumer panels are an example of a syndicated services.
"TNS Group" or "Group"	The Company and its subsidiary undertakings.
"Transition Services Agreement"	The Transition Services Agreement dated 14 May 2003, between TNS and Interpublic, the principal terms of which are summarised in Part 5 of this document.
"UK"	United Kingdom of Great Britain and Northern Ireland.
"UK Listing Authority"	The Financial Services Authority as the competent authority for listing in the UK.
"uncertificated" or "in uncertificated form"	In relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which by virtue of the Regulations may be transferred by means of CREST.
"United States" or "US"	The United States of America.

Dated 17 June 2003

Taylor Nelson Sofres plc

(Incorporated and registered in England and Wales with number 912624)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Taylor Nelson Sofres plc (the ***Company***) will be held at the Company's registered office in Westgate, London W5 1UA at 10 a.m. on 4 July 2003, for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a ordinary resolution:

ORDINARY RESOLUTION

THAT:

(a) the proposed acquisition (the ***Acquisition***) by the Company and/or any of its subsidiary undertakings of, amongst other things, the whole or any part of the share capital of NFO WorldGroup, Inc set out in the circular to shareholders (incorporating listing particulars) of the Company dated 17 June 2003 (the ***Circular***) on the terms and conditions in the agreement dated 14 May 2003 between (1) the Company and (2) The Interpublic Group of Companies, Inc. (the ***Acquisition Agreement***) and related agreements, a summary of which is contained in Part 5 of the Circular, and on such other non-material terms and conditions (including any amendments, revisions, variations or waivers) as the directors of the Company (or any duly constituted committee thereof) may consider appropriate, be and hereby is approved and the Directors be and they are hereby authorised to take all steps necessary or, in the opinion of the Directors, desirable to implement and give effect to the Acquisition Agreement and to complete the Acquisition; and

(b) the limit on the borrowings of the Company and its subsidiaries contained in article 95B of the Articles of Association of the Company, be increased from twice the Adjusted Total of Capital and Reserves (as defined in the Articles of Association) to 2.25 times the Adjusted Total of Capital and Reserves.

17 June 2003

Registered Office:
Westgate
London W5 1UA

By Order of the Board

Ian Portal
Company Secretary

NOTES:

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company.
2. To be valid, the Proxy Form must be duly completed, signed or sealed (as appropriate) and dated, and the Proxy Form and, where applicable, the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB not later than 48 hours before the time of the meeting or adjourned meeting. Completion and return of a Proxy Form will not preclude a member attending and voting in person at the meeting.
3. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in relation to securities held in dematerialised form only, those members registered in the register of members of the Company at 6.00 p.m. on 2 July 2003 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.